UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 001-39704

EVE HOLDING, INC.

(Exact name of registrant as specified in its charter)

Delaware	**85-2549808**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1400 General Aviation Drive
Melbourne, FL 32935

(Address of Principal Executive Offices, including zip code)

(321) 751-5050
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	EVEX	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Common Stock	EVEXW	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):   Yes ☐   No ☒

The aggregate market value of the registrant's common stock outstanding, other than shares held by persons who may be deemed affiliates of the registrant, computed as of June 30, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $121.7 million.

As of March 11, 2025, there were 297,644,298 shares of common stock, par value $0.001 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the annual meeting of stockholders to be held in 2025, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

EVE HOLDING, INC.

		Page
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		1
PART I		2
Item 1.	Business	2
Item 1A.	Risk Factors	13
Item 1B.	Unresolved Staff Comments	50
Item 1C.	Cybersecurity	51
Item 2.	Properties	52
Item 3.	Legal Proceedings	52
Item 4.	Mine Safety Disclosures	52
PART II		53
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	53
Item 6.	[Reserved]	53
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	54
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	62
Item 8.	Financial Statements and Supplementary Data	63
	Report of Independent Registered Public Accounting Firm (KPMG LLP, Miami, FL, Auditor Firm ID: 185)	64
	Consolidated Balance Sheets	65
	Consolidated Statements of Operations	66
	Consolidated Statements of Comprehensive Loss	66
	Consolidated Statements of Equity	67
	Consolidated Statements of Cash Flows	68
	Notes to Consolidated Financial Statements	69
	Note 1 – Organization and Nature of Business	69
	Note 2 – Significant Accounting Policies	70
	Note 3 – Cash and Cash Equivalents	74
	Note 4 – Financial Investments	74
	Note 5 – Related Party Transactions	75
	Note 6 – Other Balance Sheet Components	76
	Note 7 – Debt	77
	Note 8 – Equity	79
	Note 9 – Common Stock Warrants	80
	Note 10 – Derivative Financial Instruments	82
	Note 11 – Fair Value Measurements	82
	Note 12 – Share-Based Compensation	83
	Note 13 – Earnings Per Share	85
	Note 14 – Research and Development Expenses	86
	Note 15 – Selling, General and Administrative Expenses	86
	Note 16 – Income Taxes	86
	Note 17 – Leases	89
	Note 18 – Commitments and Contingencies	90
	Note 19 – Segments	91
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	92
Item 9A.	Controls and Procedures	92
Item 9B.	Other Information	93
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	93
PART III		94
Item 10.	Directors, Executive Officers and Corporate Governance	94
Item 11.	Executive Compensation	94
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	94
Item 13.	Certain Relationships and Related Transactions, and Director Independence	94
Item 14.	Principal Accountant Fees and Services	94
PART IV		95
Item 15.	Exhibits, Financial Statement Schedules	95
Item 16.	Form 10-K Summary	98
Signatures		99

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including, without limitation, statements under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding our financial position, business strategy and the plans and objectives of management for future operations. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "hope," "intend," "may," "might," "objective," "ongoing," "plan," "potential," "predict," "project," "should," "target," "will," or "would" or similar terms or expressions or the negative thereof., but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Annual Report on Form 10-K are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

- our ability to raise financing in the future;
- the impact of the regulatory environment and complexities with compliance related to such environment, including changes in applicable laws or regulations, including as a result of executive orders;
- our ability to maintain an effective system of internal control over financial reporting;
- our ability to grow market share in our existing markets or any new markets we may enter;
- our ability to respond to general economic conditions;
- the impact of foreign currency, interest rate, exchange rate and commodity price fluctuations;
- our ability to manage our growth effectively;
- our ability to achieve and maintain profitability in the future;
- our ability to access sources of capital to finance operations and growth;
- the success of our strategic relationships with third parties;
- our ability to successfully develop, certify and commercialize our planned Urban Air Mobility solutions;
- competition from other manufacturers and operators of electrical vertical take-off and landing vehicles and other methods of air or ground transportation;
- various environmental requirements;
- retention or recruitment of executive and senior management and other key employees;
- reliance on services to be provided by Embraer and other third parties; and
- other risks and uncertainties described in this Annual Report on Form 10-K, including those under "*Risk Factors*"

The list above is not intended to be an exhaustive list of all of our forward-looking statements. Our forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. While we believe these expectations, forecasts, assumptions and judgments are reasonable, our forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

References in this Annual Report on Form 10-K (this "Annual Report") to "we," "us", "our" or the "Company" are to Eve Holding, Inc. or the consolidated entity, in certain contexts. References to our "management" or our "management team" refer to our officers and directors.

Item 1. Business

Overview

Eve Holding, Inc., a Delaware corporation, is an aerospace company with operations in Melbourne, Florida and Brazil. The Company is a former blank check company incorporated on November 19, 2020, under the name Zanite Acquisition Corp. ("Zanite") as a Delaware corporation that was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

We are a leading developer of next-generation Urban Air Mobility ("UAM") solutions. We are developing a comprehensive UAM solution that includes: the design and production of electric vertical take-off and landing vehicles ("eVTOLs"); a portfolio of maintenance and support services, named TechCare, focused on our and third-party eVTOLs; and a new Urban Air Traffic Management system, named Vector, designed to allow eVTOLs to operate safely and efficiently in dense urban airspace alongside conventional aircraft and drones. We believe we are uniquely positioned to develop, certify and commercialize our UAM solution on a global scale given our aviation heritage, our strategic relationship with Embraer S.A., a Brazilian corporation ("*sociedade anonima*") ("ERJ"), our technology and intellectual property portfolio and the experience of our management team and employees, among other factors.

Our eVTOL has successfully completed important development steps, including engineering simulations, subscale test flights, wind tunnel tests and full-scale ground tests, which have enhanced the technological capability and maturity of our eVTOL. We currently expect to reach entry-into-service in 2027. We have also begun validating simulations of our fleet operations services model in Brazil, working with partners and utilizing conventional helicopters, to better understand the needs of passengers, partners and community stakeholders that will benefit from our mobility services. We have also engaged with aviation organizations in various cities including Melbourne, Australia; Rio de Janeiro and São Paulo in Brazil; London, United Kingdom; Chicago and Miami in the USA, to develop and simulate a concept of operation ("CONOPS") to help inform the development of Vector, our Urban Air Traffic Management ("UATM") solution.

We plan to market our eVTOLs globally to operators of UAM services, including fixed-wing and helicopter operators, as well as lessors that purchase and manage aircraft on behalf of operators. In addition, we plan to engage with operators of ridesharing platforms to secure committed hours of operation for our eVTOLs. To date, we have established an initial order pipeline of approximately 2,800 vehicles valued at $14 billion from 28 launch customers. Our initial order pipeline is based on non-binding agreements and therefore subject to material change, consistent with common aviation practices. We do not plan to hold eVTOLs on our own balance sheet and instead plan to establish partnerships to offer solutions to operating partners. We expect to offer eVTOL service and support capabilities to UAM fleet operators, and we plan to offer our UATM systems primarily to air navigation service providers, fleet operators and vertiport operators.

Business Combination

On December 21, 2021, Zanite entered into a Business Combination Agreement (the "BCA") with ERJ, Embraer Aircraft Holding, Inc., a Delaware corporation ("EAH") wholly owned by ERJ, and EVE UAM, LLC, a Delaware limited liability company ("Eve Sub"), a former subsidiary of EAH, that was formed for purposes of conducting the UAM Business (as defined in the BCA).

On May 9, 2022, Zanite, our legal predecessor company and a special purpose acquisition company, consummated the previously announced business combination with Eve UAM, LLC ("Eve"), ERJ and Embraer Aircraft Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Embraer ("EAH"). Pursuant to the business combination, EAH contributed and transferred to Zanite all of the limited liability company interests of Eve held by it in exchange for the issuance to EAH of 220,000,000 shares of common stock of Zanite, and Eve became a wholly owned subsidiary of Zanite. Zanite simultaneously changed its name from "Zanite Acquisition Corp." to "Eve Holding, Inc." The business combination was approved by Zanite's stockholders at a meeting held on May 6, 2022.

Pursuant to the terms of the BCA, dated as of December 21, 2021, by and among Eve, ERJ, EAH, and Zanite, the business combination was effected in three steps, as follows:

1. **The Pre-Closing Restructuring**: ERJ effected a series of transactions that resulted in certain assets and liabilities related to the UAM Business (as defined in the BCA) being owned by Eve and its subsidiaries in exchange for the issuance to ERJ of a number of limited liability company interests of Eve. In connection with such contribution of the UAM Business, ERJ transferred all of the Eve interests held by it to EAH in exchange for the issuance of shares of common stock and non-voting preferred stock of EAH.

2. **The Preferred Stock Sale:** ERJ sold to an unaffiliated investor all such shares of EAH non-voting preferred stock for an aggregate purchase price of $9,973,750.

3. **The Equity Exchange** : At the closing of the business combination, EAH contributed and transferred to the Company all of the Eve interests held by it in exchange for the issuance to EAH of 220,000,000 shares of common stock.

As of the open of trading on May 10, 2022, our common stock and public warrants began trading on the NYSE under the symbols "EVEX" and "EVEXW," respectively.

Development of the Urban Air Mobility Market

We believe demand for urban air mobility services is being driven primarily by urbanization, increasing traffic congestion and the development of autonomous mobility technologies. The majority of the world's population lives in urban settings, and we expect urban populations to continue growing, creating a pressing need for new urban transportation solutions. In addition, traffic congestion imposes a significant cost on society in terms of lost productivity, fuel costs and greenhouse gas emissions, and we believe communities will look to air travel for relief from frustrating and costly traffic jams. Finally, we believe that advances in autonomous technologies in ground vehicles will help to pave the way for autonomous air travel in the future.

Global initiatives to reduce carbon emissions are driving a trend towards electrification in transportation, creating favorable conditions for UAM development. Transportation is a substantial contributing factor to greenhouse gas emissions in the United States, and fuel costs for both automobiles and aircraft have been increasing steadily in recent years. Objectives to reduce carbon emissions and save fuel costs are driving rapid growth in electrified vehicles. In connection with growth in electric and plug-in hybrid electric vehicle sales, rapid advancements in battery technologies used in the automotive sector have the potential to open new applications for electrification in the aviation sector, such as eVTOLs.

Development of the UAM market is also being fueled by a recognition of a compelling consumer value proposition – namely the ability to reduce transit times with a mobility service that is priced competitively with ground transportation alternatives. According to a consumer assessment study that we conducted in 2020, 89% of the over 14,000 consumers we surveyed indicated they would utilize UAM services frequently (either daily, weekly or monthly). In addition, 83% of the consumers we surveyed indicated they would be willing to pay a price premium of at least 1.5x over a taxi service to save commuting time by using UAM services.

UAM services also have the opportunity to address many of the shortcomings of helicopter operations, bringing the benefits of vertical air transportation to mainstream consumers in an affordable, safe and community friendly manner. We currently estimate that our eVTOL design could deliver material savings in direct operating costs compared to conventional helicopters on a piloted basis, which would be maximized after transitioning to autonomous mode in the future. The operating cost advantage of eVTOLs is expected to translate into affordable ticket prices for general public passengers. In addition, the simplified design and redundant propulsion and electrical systems of eVTOLs are designed to deliver much greater safety levels when compared to helicopters, providing prospective UAM passengers with increased peace of mind. Finally, while helicopters are prohibited from operating near many populated areas due to unacceptable noise generated by their rotors, our eVTOL is being designed with the goal of a lower noise footprint compared to helicopters, opening the door for vertiports to be conveniently located within urban settings.

The aforementioned factors are expected to contribute to the development of a new Urban Air Mobility ecosystem, resulting in a significant, new global market opportunity.

UAM Execution Requirements

The magnitude of the UAM market opportunity has led to a significant wave of investments from a wide array of industry participants, including aviation incumbents and new, emerging providers. However, industry analysts expect the UAM market will ultimately be led by a more select group of participants, much like the traditional commercial aviation industry. We believe the following factors are essential ingredients to success in the emerging UAM market.

Optimal Aircraft Design. There are a number of eVTOL design configurations currently being pursued, each with trade-offs in terms of performance characteristics, reliability, cost efficiency and ease of certification. For example, tilt rotor designs are optimized for speed and range, but introduce complexities that can make the vehicle more challenging to certify and operate reliably. Multi-rotor aircraft are the simplest to certify, but have an extremely reduced payload and range due to their slow speed and battery consumption. Alternatively, the "lift plus cruise" configuration that we have chosen strikes an ideal balance between performance and operating costs, with a simple design that is easy to maintain and straightforward to certify. Given the substantial investment required to develop and validate eVTOL designs, choosing the right vehicle design for the intended mission is a critical decision that would be extremely difficult for UAM providers to alter in the future.

Certification Experience. Before any aircraft can operate commercially, providers must receive vehicle type certification from the relevant aviation regulatory authorities. This certification process is extremely complicated, time consuming and challenging, even for well-established aircraft developers. Having experience with the certification process and relationships with the regulatory agencies is, therefore, a key advantage for any UAM participant. But type certification is just one step in the evolution of any aircraft program. Developers must also obtain production certification that authorizes the manufacture of aircraft under the type certificate. This critical step requires a robust quality control system capable of ensuring that each aircraft produced conforms to the approved design.

Solution Breadth. UAM is an entirely new market, so it is not enough for industry participants to simply design and manufacture an eVTOL. Leading providers will also need to offer a comprehensive solution, either alone or with partners, that addresses fleet operations, maintenance and support, air traffic management systems and ground-based landing and charging infrastructure, among other elements.

Ability to Scale Globally. UAM is expected to be a global market, with many of the largest markets for UAM services expected to develop outside of North America. For this reason, successful UAM participants will need to have a worldwide presence and extensive capabilities to serve customers and partners wherever they operate.

Financial Strength. Given the capital-intensive nature of the UAM industry, successful participants must have access to sufficient investment capital to grow and expand their operations in advance of expected future revenues and profits. In addition, building a healthy order pipeline will be essential for UAM providers to give customers, partners, investors and other stakeholders confidence in their future prospects.

Our Business Model

We are developing a comprehensive solution that is expected to address each of the major elements required to make UAM services a reality. Key elements of our solution include the following:

eVTOL Production and Design. We are developing an eVTOL that is optimized for the UAM mission. Our eVTOL employs a lift plus cruise design that features eight redundant rotors that provide lift for takeoff, hover and landing, along with a separate forward propulsion system and fixed wing that enables efficient and quiet cruising. Our eVTOL is designed to initially accommodate four passengers and a pilot, with the expected ability to transport up to six passengers without a pilot once autonomous capabilities are introduced. Based on an analysis conducted in collaboration with the Massachusetts Institute of Technology, we expect the range of our eVTOL (100 km at entry into service) will enable us to address 99% of UAM missions within cities and metropolitan areas. Our eVTOL is currently in its development phase with an expected entry into service in 2027.

Service and Operations Solutions. We plan to offer a full suite of eVTOL service and support capabilities (TechCare), including material services, maintenance, technical support, training, ground handling and data services. Our services will be offered on an agnostic basis – supporting both our eVTOL and those produced by third parties. We expect to leverage the global support network of ERJ to deploy our eVTOL services in an efficient, cost-effective and scalable manner. We recognize that vehicle support services are a vital element to enable UAM services to operate effectively and safely, and that high-quality and responsive support is a key purchasing consideration for our targeted customers.

Urban Air Traffic Management. We are developing Vector, a next-generation UATM system to enable eVTOLs to operate safely and efficiently in dense urban airspace along with conventional fixed wing and rotary aircraft and unmanned drones. Our UATM software platform is being developed in partnership with Atech-Negócios em Tecnologias S.A., a Brazilian corporation (*sociedade anônima*) and wholly owned subsidiary of ERJ ("Atech") – developer of the air traffic control system used in Brazil and other global markets. We expect to offer Vector to customers that include air navigation service providers, fleet operators and vertiport operators. We are currently validating our UATM approach through CONOPS collaborations with stakeholders in Rio de Janeiro and São Paulo, Brazil; London, United Kingdom; Melbourne, Australia; Chicago and Miami, USA.

We are responsible for designing and delivering each of the three elements of our solutions listed above. However, a portion of these solutions will be developed with ERJ through the Master Service Agreements ("MSA(s)") and Shared Service Agreement ("SSA") – (collectively, the "Services Agreements"), which will allow us to deliver our solutions more efficiently and cost-effectively. Through these agreements, ERJ will essentially act as subcontractor to Eve, with Eve remaining ultimately responsible for the Integrated Product Development of the eVTOL. Pursuant to the Services Agreements, we will have access to ERJ's engineering services, flight test infrastructure, manufacturing resources and established aftermarket network, among other assets, on an as-needed basis at attractive cost-based pricing. In addition, we plan to engage with partners beyond ERJ to assist in delivering our solutions, including our fleet operation services which we plan to design and deliver in collaboration with helicopter and fixed wing operators and ridesharing partners.

As a stand-alone entity, the Company is ultimately responsible for the program management of its planned UAM projects and initiatives, as well as the creation and execution of our business plan.

The Company will also be the face to the customer and, as such, is responsible for all aspects of the business' sales function, including performing market and user research activities, identifying potential exponential technologies, evaluating consumer insights and analyzing the market forces that impact the UAM ecosystem and its players. Using such insights, the Company is directly responsible for creating a cohesive user experience and ultimately implementing this vision to accelerate the growth of the UAM market and our business.

The Company is also responsible for prospecting and engaging new partners across the eVTOL ecosystem-including infrastructure, energy, platform and assets-as well as identifying business innovation and growth opportunities to generate other products and services ideas that complement our UAM solutions.

Finally, the Company will be the primary point of contact with the applicable airworthiness authorities and will lead the related certification activities. As the holder of the eVTOL Type Certification, the Company will be tasked with maintaining the Type Certification throughout the product life cycle.

To date, our business has not generated any revenue, as we continue to develop our eVTOL vehicles and other UAM solutions. As a result, we will require substantial additional capital to develop products and fund operations for the foreseeable future. Until we can generate any revenue from product sales and services, we expect to finance operations through a combination of existing cash on hand, public offerings, private placements and debt financings. The amount and timing of future funding requirements will depend on many factors, including the pace and results of development efforts.

Our Customers and Partners

We plan to market our eVTOLs globally to operators of UAM services, including fixed wing and helicopter operators, as well as lessors that purchase and manage aircraft on behalf of operators. In addition, we plan to engage with operators of ridesharing platforms to secure committed hours of operation for our eVTOLs. To date, we have established an initial order pipeline of approximately 2,800 vehicles valued at $14 billion from 28 launch customers. Our initial order pipeline is based on non-binding agreements, consistent with common aviation practices. As of December 31, 2024, our disclosed eVTOL launch customer list includes the following:

Fixed Wing Operators	Helicopter Operators	Aircraft Lessors	Ride Sharing Platforms
United Airlines	Avantto	Azorra	Blade Urban Air Mobility
Republic Airways	Bristow Group	Falko	Blade India
SkyWest	Halo Aviation	NAC	Flapper
Sydney Seaplanes	Helisul Aviação		
FlyBIS	Nautilus Aviation		
Voar Aviation	Omni Helicopters International		
	Helispirit		
	Microflite		
	Falcon Aviation		
	Air-X		
	Heli Inc.		

We also recognize that scaling a UAM business requires collaboration from partners spanning the entire ecosystem, including those providing critical technology elements, charging infrastructure, vertiports and financing services. As of December 31, 2024, our partner network includes:

Technology	Renewable Energy	Vertiports	Financing
BAE Systems	Acciona	Heathrow Airport	BNDES
Thales Group	EDP Group	Jetex	Bradesco BBI
Nidec	Florida Power & Light	London City Airport	
		Pentastar Aviation	
		Rio de Janeiro International	
		Signature Aviation	
		Skyports	
		Universal Aviation	

Our Competitive Strengths

We believe the following competitive strengths distinguish us from our competitors and position us for leadership in the developing UAM market:

Optimal Vehicle Design for the Intended Mission. We have chosen a practical and efficient lift plus cruise eVTOL design that features eight rotors for lift, along with a separate forward propulsion system and fixed wing for efficient and quiet cruising. We believe our lift plus cruise configuration provides the range and speed required to address 99% of intra-city and intra-metro missions, with a simple design that avoids complex moving parts like tilt rotors. The simplicity of our design is expected to make our vehicle highly reliable, reducing downtime and maintenance costs. We also expect our eVTOL design to create a clear pathway to achieving Type Certification by utilizing existing fixed wing and rotary aircraft certification criteria.

Proven Aircraft Certification Experience. We were formed as a business of ERJ - a recognized leader in the aviation sector with more than 55-year track record of success. ERJ has successfully certified over 30 aircraft models during the past 25 years – the most of any aircraft manufacturer. ERJ has proven its ability to certify new aircraft models on time, on spec and under budget. In addition, ERJ has long-standing relationships with global aviation regulatory agencies, with demonstrated success securing "triple certifications" from the Civil Aviation Agency of Brazil (Agência Nacional de Aviação Civil – "ANAC"), the U.S. Federal Aviation Administration ("FAA") and the European Aviation Safety Agency ("EASA"). We expect to benefit from this history of success, the experience of our team and our strategic partnership with ERJ, which includes support and resources to assist with Type Certification.

Holistic UAM Solution. We have introduced a comprehensive UAM solution that spans three key pillars: eVTOL design and production, eVTOL maintenance and support and UATM systems. Within each of these areas, we believe we have distinct competencies and advantages that uniquely position us for success. By offering a holistic solution, we believe we can accelerate the development of the UAM market, engage UAM stakeholders at a strategic level to help influence the development of the ecosystem and maximize the value we can deliver to our customers and partners. We also believe that our business segments are highly synergistic, so success in one area will fuel growth in other areas.

Strategic Support from ERJ. We believe our relationship with ERJ will allow us to accelerate and de-risk the development of our UAM solution. Through our Services Agreements with ERJ, we will have access to ERJ's vast resources at specified cost-based rates. We have first-priority access to approximately 5,000 ERJ employees, including 1,600 identified engineers with significant design and aeronautical expertise, with the ability to flex up and flex down resource utilization based on demand. In addition, pursuant to the Services Agreements, we will have a royalty-free license for ERJ's background intellectual property to be used within the UAM market. We also believe our partnership with ERJ provides us with a significant cost advantage because we can utilize existing resources, such as flight test infrastructure, on an as-needed basis without incurring the cost of a greenfield investment.

Powerful Partner Network. We have built a global partner network that we believe provides us with significant commercial leverage, broad market access, substantial resources and strong validation of our business prospects. Our partner network includes more than two dozen industry leaders spanning fixed wing and rotary operators, ridesharing platform providers, technology specialists, renewable energy providers, ground infrastructure providers and financing partners. Our partner network is also global in scope, providing us with enhanced access to key UAM markets around the world. As we execute our strategic growth plan, we will continue to broaden and deepen our partner ecosystem and operate in an open and collaborative manner.

Significant Revenue Visibility. To date, we have built an order pipeline that consists of approximately 2,800 vehicles valued at $14 billion from 28 launch customers based on non-binding agreements. We believe this order pipeline is the largest in the UAM industry in terms of number of vehicles and unique customers. Our order pipeline provides us with a healthy level of revenue visibility, totaling more than our expected aggregate vehicle shipments over our first four years of planned shipments. The strength of our order pipeline gives us confidence in committing the substantial investments required to commercialize our solution and also reflects favorably on the market perception of our UAM solution. We are focused on further expanding our order pipeline through continued engagement with current and prospective customers.

Highly Experienced Management Team and Board. We have assembled a senior leadership team and board of directors with significant levels of experience in the aviation industry. Our CEO, Johann Bordais, led Embraer's Services & Support business since its foundation in 2016. The rest of our senior leadership team has been handpicked from ERJ to join Eve, after having led more than 30 successful aircraft projects over their careers. The individuals who have joined our Board of Directors include: Luis Carlos Affonso, SVP, Engineering, Technology and Strategy at ERJ; Gerard DeMuro, former Co-CEO of Eve; Michael Amalfitano, CEO of ERJ's highly successful executive aircraft division; Marion Clifton Blakey, Former CEO of Rolls-Royce North America and Former FAA Administrator; María Cordón, Director of the Strategy & Corporate Development department at Acciona, S.A.; Paul Eremenko, CEO of Universal Hydrogen and Former CTO of Airbus; and Sergio Pedreiro, former Chief Operating Officer of Revlon, Inc. We believe the experience and caliber of our leadership team and Board members is a unique and compelling advantage.

Our Growth Strategy

The following are key pillars of our growth strategy that we believe will enable us to establish a leading position in the UAM market:

Combine a Startup Mindset with Established Execution Skills. Eve has been established with the goal of providing an ideal combination of the agility and innovation of a technology disrupter with the support and resources of ERJ. As we look to grow and expand our operations, we will seek to leverage this unique culture to attract employees with entrepreneurial styles and arm them with scarce and valuable resources to maximize their effectiveness and impact.

Utilize Hybrid Innovation Approach. Our partnership with ERJ provides us with a vast portfolio of background intellectual property to utilize on a royalty free basis. We will continue to design our solutions by combining the best of these established technologies with our own, proprietary innovations. For example, our eVTOL design leverages proven, fifth generation fly-by-wire systems developed by ERJ, along with a bespoke man-machine interface developed by Eve. This hybrid design approach allows us to accelerate our development roadmaps, leverage proven technologies and focus our engineering resources on the highest value and most differentiated design elements.

Follow Established Development and Certification Practices. As we design and certify our eVTOL, we are leveraging approaches that have been proven by ERJ over the last 55 years. For example, we make extensive use of proof-of-concept vehicles and subscale models to allow us to rapidly iterate and test core building blocks to ensure thoroughly vetted subsystems and avoid costly and time-consuming redesign as the vehicle matures. We are also engaging with ANAC in Brazil as the primary certification authority, with a bilateral agreement with the FAA, as ERJ has done successfully over many years. While the FAA will likely be processing multiple eVTOL applications and vehicle types over the next few years, we expect to benefit from a more singular focus by ANAC.

Leverage Partnerships and Acquisitions. In order to realize the promise of UAM, we believe partnerships will be essential. We plan to leverage our leading partner ecosystem to accelerate our development and commercialization timelines and to create a more complete, end-to-end UAM solution. We also plan to selectively evaluate opportunities for strategic acquisitions to bolster our organic growth strategy, capitalizing on the acquisition experience of our senior leadership team.

eVTOL Technology Considerations

Our technology platform combines a holistic eVTOL aircraft designed for high performance, low operating costs, zero local emissions, low acoustic footprint and a high level of safety. Our aircraft design choice was informed by the view that complex mechanisms, such as the ones used in tilting rotors or wing, significantly increase the challenge of vehicle certification, in addition to increasing unit and operational costs. Additionally, there is an impact on the safety level of a vehicle by adopting tilting mechanisms due to the increased number of failure conditions that the vehicle may experience. Considering that eVTOLs are expected to primarily conduct short missions in metropolitan areas, these safety disadvantages outweigh any energy-efficiency benefits offered by tilting mechanisms, in our view. Therefore, we believe the lift plus cruise configuration that we selected, along with other design choices that aim to simplify our eVTOL, provides a high level of safety with an optimal balance of performance and operational cost.

The necessary lift for hover flights of our vehicle is generated by eight rotors that are supplied by redundant energy paths from a high-voltage battery. Having this number of independent rotors provides redundancy so the vehicle can be operated safely in the unlikely event a failure renders a rotor inoperative. During horizontal flight, additional safety is provided by the fixed wings, which enable the vehicle to have an extended range after any unlikely pusher failure. These characteristics are essential to achieving the safety level needed to operate as an urban mobility vehicle.

The performance and operating cost of an eVTOL is largely dictated by battery pack performance. It is important to maximize the energy of the battery pack while meeting power demands at a low state of charge and end of life, have a fast charge capability and ensure a long cycle life. The achievement of these objectives is influenced by the choice of cell chemistries to meet the vehicle's energy and power needs to perform its mission and by defining a battery architecture that satisfies the vehicle's requirements in both normal and abnormal operation (i.e. in the case of failures of electrical propulsion components). Additionally, it is essential that the choice of configuration addresses a balance of features well suited for the mission to be performed. This balance contributes to the robustness of the vehicle in a range of situations that might be encountered during flight operations, including variations in temperature, winds, atmospheric disturbances (including from building wakes or other aircraft traffic), route changes or the need to change destination due to landing zone unavailability. A vehicle that demands high power during hover, for example, will have lower capability to handle the unexpected need of a longer holding period before landing.

Another key criteria of an eVTOL for urban mobility is the sound emitted by the vehicle in operation. The distributed propulsion utilized in our vehicle enables us to reduce the rotor blade tip speeds when compared to helicopters. The blade tip speed is the most important parameter associated with sound generation, followed by blade loading. The configuration chosen for our vehicle enables a large rotor area, which in turn, contributes to lower noise levels than configurations with smaller rotor areas. This approach, combined with the use of electric motors, which are dramatically quieter than internal combustion engines, makes our vehicle quieter than helicopters, bringing benefits to the communities where it will be operated, in addition to the passengers themselves. Additionally, our eVTOL performs the cruise portion of the mission with the rotors turned off, while generating lift from the fixed wing, which significantly decreases vehicle noise during this phase of the flight. Finally, rotor impulsivity, an important contributor to helicopter noise, will not be present in our eVTOL sound signature, which is another significant benefit.

Our eVTOL, as with all eVTOLs with distributed propulsion, requires complex fly-by-wire flight control systems to provide control and stability in all phases of flight. These systems must be "closed loop", meaning that the pilot commands a response from the vehicle and the control system employs the control surfaces at the necessary rate and deflection for that vehicle response to be achieved and maintained while the pilot maintains the command. Eve and ERJ are uniquely positioned to build eVTOL fly-by-wire control systems based on the experience gained through the development and certification of several conventional aircraft employing similar systems. In these projects, ERJ has been able to increase passenger comfort as well as vehicle safety and performance through the use of fly-by-wire control systems, a technology that we will also leverage in our eVTOL development.

Finally, our vehicle will begin its operations with a pilot onboard and is expected to evolve to an autonomous vehicle once the maturity level of the technology of both onboard systems and air traffic management systems support autonomous flights. We believe that initiating operations with a pilot onboard increases safety and robustness in an ecosystem that will be under development with respect to the air traffic management and technology employed in the vehicles. As the technology, vehicle and ecosystem evolve, pilot functions are expected to be gradually assumed by the aircraft systems, decreasing pilot workload until the fully autonomous operation of the vehicle can be executed, both safely and effectively.

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Research and Development

We are conducting extensive research and development to produce our eVTOL. Today, a significant portion of our team is focused on the development and testing of our concept vehicles and subsystems. These aircraft and test rigs serve as technology development testbeds to evaluate candidate system architectures and components for our certified production aircraft. Additionally, we are performing research and development on battery systems and other electric powertrain components in order to maximize the performance of the aircraft through lab bench and rig tests. We are also investing significant effort in simulations, including with pilots in the loop in our development simulator.

Manufacturing

To support our manufacturing needs, we have entered into a MSA and a SSA with ERJ and a MSA with Atech, pursuant to which Eve will be able to secure, among other things, manufacturing support and software development services from ERJ and its subsidiaries for an initial term of 15 years with ERJ and 15 years with Atech.

We are developing our proof-of-concept vehicles, testbeds, simulators and other testing tools in one of ERJ's existing facilities in Brazil in collaboration with local suppliers. The development and manufacturing of our initial flight-test prototypes and, ultimately, the beginning of our aircraft series production is also expected to take place in one of ERJ's existing facilities.

As our business grows, we plan to transition the serial manufacturing of our aircraft to our own manufacturing modules. The number of modules in operation will be based on anticipated customer demand. The location of our manufacturing modules will be based on economic factors as well as proximity to customer markets.

In 2023, the Company announced that its first eVTOL production facility will be located in the city of Taubaté, in the state of São Paulo, Brazil. With an eventual total expected output of up to 480 aircraft per year, Eve is planning on expanding the site's capacity on a modular basis, with four equally-sized modules with capacity for 120 aircraft per year. This will provide for a disciplined, capital-efficient investment approach as the market grows.

Intellectual Property

Our success depends, in part, upon our ability to protect our core technology and material intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual property rights (e.g., patents, patent applications, trademarks, copyrights, and trade secrets, including know-how and expertise) and contracts (e.g., license agreements, confidentiality and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements, and other similar contractual rights).

As of December 31, 2024, we had 41 trademark registrations granted and 66 other trademark registrations which are pending in the U.S., Brazil and other countries globally. Our trademarks are generally renewed at the end of their validity period, which usually runs for ten years from the date of registration. As of December 31, 2024, considering our utility and design patent portfolios, we had filed 33 patent and industry design applications and had been granted ten patents and ten designs primarily related to eVTOL vehicle technology, such as rotor configurations, cruise rotor control for performance and safety, and a flight control solution.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file additional patent applications when we determine it would benefit our business to do so.

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Governmental Regulation

We have applied to ANAC, as the primary certification authority, to certify our aircraft, and plan to subsequently apply to FAA and EASA as validating authorities. The Company may pursue validation of the Type Certificate in other countries. We will be supported in this process by Embraer, which has vast experience certifying fixed wing aircraft with ANAC, FAA and EASA. Using this experience, together with our strategies to accelerate the development of new products and technologies, we are confident in meeting our proposed certification schedule.

On February 3, 2022, ANAC accepted Eve's eVTOL Type Certificate application establishing the certification process to be conducted under the Brazilian Civil Aviation Regulation (RBAC) §21.17(b) applicable for Special Class aircraft. In December 2023, ANAC published the proposed EVE-100 airworthiness criteria for public consultation. The public consultation period closed in March 2024, and ANAC analyzed all feedback received. On November 1, 2024, ANAC published the Final Airworthiness Criteria for Eve's eVTOL certification in Brazil. This is a major milestone for the eVTOL industry and will allow Eve to progress towards ANAC type certification (TC) and seek validation with the FAA (Federal Aviation Administration) and EASA (Union European Aviation Safety Agency). ANAC's Certification Basis establishes the first set of airworthiness criteria for eVTOLs in Brazil. Following the definition of the airworthiness criteria, Eve will focus on defining with ANAC the Means of Compliance – these are specific requirements, tests, analyses and simulations that need to be successfully performed for TC to be granted. These tests are performed to prove the aircraft design comply with the airworthiness criteria, and that construction meets the safety standards laid out in the Certification Basis.

The Company's eVTOL certification basis is also being discussed with the FAA (as the validating aviation authority), with the expectation to have ANAC Airworthiness Criteria validated by the authority. On October 22, 2024, the FAA issued the Special Federal Aviation Regulation ("SFAR") that details the final rules for Advanced Air Mobility ("AAM") and covers eVTOL pilot certification and operations. In general, the new FAA SFAR has been well received by the US Urban Air Mobility market, allowing single control eVTOLs, among other advances.

EASA SC-eVTOL is applied as category enhanced for commercial purposes in the European market and the Company is working to have a common certification basis with the main aviation authorities under bilateral and/or multi-lateral agreements.

All aspects of our eVTOL operations are being developed in alignment with current aerospace and transportation regulations worldwide. We are working closely with ANAC, the FAA and EASA to achieve full compliance of all requirements under the applicable certification basis.

Historically, Embraer has successfully achieved certification with all three of these agencies, with additional certifications achieved in other countries as needed. Eve will also pursue TC validation in other countries as needed.

The limitations of operations will be established as a part of the certification process. We anticipate that such limitations will exclude flights into known icing conditions from the initial operational envelope.

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Competition

We believe the primary sources of competition for our business are the following:

- Focused UAM developers, including: Archer Aviation, Beta Technologies, Ehang, Joby Aviation, Lilium, Vertical Aerospace, Volocopter and Wisk; and
- Established aerospace and automotive companies developing UAM businesses, including: Airbus, Bell Textron, Honda and Hyundai.

In addition, we are likely to face competition in our specific business segments from the following:

- Service and Operations Solutions – Airbus, Bell Textron and The Boeing Company which have built extensive service and support networks that could compete with our eVTOL support services in the future; and
- UATM –A number of companies are developing Unmanned Traffic Management (UTM) systems designed to manage unmanned drone flights, which if enhanced to a higher level of safety standard, could potentially compete with our UATM system in the future. However, we do not believe UTM systems are currently designed to perform at the same level of safety, capability and assurance that regulators and the traveling public expect from air traffic management software used for piloted, passenger-carrying aircraft.

We believe the primary factors that will drive success in the UAM market include the following:

- performance of our eVTOL aircraft relative to both competitive eVTOL aircraft and traditional aircraft;
- the ability to certify the aircraft in a timely manner;
- the ability to manufacture efficiently at scale;
- the ability to partner with certified third parties to operate our and third parties' eVTOL aircraft and scale the service adequately to offer affordable end-user pricing;
- the ability to offer UAM services, directly or indirectly by partnering with third parties, and routes that provide adequate value to customers;
- the ability to develop or otherwise capture the benefits of next-generation technologies; and
- the ability to deliver products and services at a high-level of quality, reliability and safety.

Human Capital

As of December 31, 2024, we had 174 full-time employees, 53 of which were members of our engineering workforce. We also note that our direct headcount does not include up to 725 ERJ employees that we have first priority access to under the MSA with ERJ. Our strategy is to maintain a lean and agile direct employee team at Eve, focused on high value engineering, project management and business development functions, supplemented by a larger pool of ERJ employees available to us on a flexible and cost-effective basis pursuant to the MSAs.

In Brazil, all our employees are unionized. According to Brazilian labor laws, salary readjustments and other clauses negotiated in collective bargaining agreements extend to all Brazilian employees covered by such clauses. We believe we have good relationships with our employees and have not experienced any interruptions of operations due to labor disagreements with them.

Our Commitment to Environmental, Social and Governance Leadership

By developing an efficient, electric aircraft with zero local carbon emissions, a low noise footprint and high levels of safety, we believe we can make a meaningful contribution to tackling the dual challenges of traffic congestion and climate change.

We are building a dedicated workforce to achieve this goal while adhering to best practices in risk assessment, mitigation and corporate governance. We plan to report how we oversee and manage Environmental, Social and Governance ("ESG") factors material to our business, and also evaluate how our ESG objectives align with elements of the United Nations Sustainable Development Goals ("SDGs").

Our ESG initiative is organized into three pillars, which, in turn, contain focus areas for our attention and action:

- **Environmental -** Our Environmental pillar is focused on being a good steward of the natural environment through the production and development of innovative designs that reduce resource use and energy consumption, and which have a full life-cycle design approach.

- **Social -** Our Social pillar is focused on promoting a culture of inclusion, while underpinning all of our activities with a core focus on health and safety. In addition, we strongly believe in the democratization of urban air mobility, which we plan to promote by developing UAM solutions that are affordable, green and accessible.

- **Governance -** Our Governance pillar focuses on upholding our commitment to ethical business conduct, integrity and corporate responsibility, and integrating strong governance and enterprise risk management oversight across all aspects of our business.

Our Focus on Sustainable Manufacturing and Safety

Our engineering and design standards are intended to ensure that we are operating in an efficient, safe, sustainable and compliant manner, and encourage us to be leaders in pursuing environmentally friendly production practices. Our Sustainability Team works closely with our operating units to track material inputs and outputs, to build strategies for chemical reduction and elimination, and to review the proper handling and disposal of our materials. We are also pursuing a life cycle assessment of our manufacturing processes in order to build a reliable and transparent data set that will allow us to monitor and mitigate our emissions, waste and natural resource consumption over time.

With safety as a core value, we emphasize the need for strict compliance with all safety rules and best practices, including mandatory safety training and reporting procedures through our Human Resources and Safety team. We require all employees to participate in company-wide safety initiatives and education, and we conduct regular safety audits to ensure proper safety policies, programs, procedures, analysis and training are in place.

Available Information

Our website address is www.eveairmobility.com. The information on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K and is not part of this report. This Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are, or will be, available (free of charge) on our website as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. Our website also includes certain corporate governance information including copies of our Code of Conduct, Corporate Governance Guidelines, Audit Committee Charter and Compensation Committee Charter.

Item 1.A. Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this Annual Report, including our financial statements and related notes, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition and operating results.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. The occurrence of one or more of the events or circumstances described in the section titled "Risk Factors," alone or in combination with other events or circumstances, may harm our business, financial condition and operating results. Such risks include, but are not limited to:

- The market for Urban Air Mobility (UAM) has not been established with precision, is still emerging and may not achieve the growth potential we expect, or may grow more slowly than expected.

- There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.

- There may be rejection of eVTOL operations in certain localities due to a perceived risk of safety or burden on local communities from eVTOL operations.

- If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.

- Urban Air Traffic Management (UATM) may not be able to provide adequate situational awareness and equitable airspace access to eVTOLs or may not allow industrial scalability.

- The regulatory environment for third-party service and technology providers (which UATM could be labeled as) may not be specific enough to support our UATM solution or may delay its adoption.

- Our UATM solution may underperform if it has a defect, or it is not delivered on the projected timeline.

- We may not be able to launch our eVTOL and related services on the timeline projected.

- We may be unable to secure third parties to provide aerial ridesharing services and to make the necessary changes to, and operate, vertiports using our aircrafts, or otherwise make the services sufficiently convenient to drive customer adoption.

- Our customers' perception of us and our reputation may be impacted by the broader industry and customers may not differentiate our aircraft and services from our competitors.

- Our prospects and operations may be adversely affected by changes in consumer preferences, discretionary spending and other economic conditions that affect demand for UAM services.

- Neither we nor ERJ have manufactured or delivered any eVTOL aircraft to customers, which makes evaluating our business and future prospects difficult and increases the risk of investment.

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- Our eVTOL aircraft may not perform at the level we expect, and may have potential defects, such as higher than expected noise profile, lower payload than initially estimated, shorter range, higher unit cost, higher cost of operation, perceived discomfort during transition phase of flight and/or shorter useful lives than we anticipate.

- We may not be able to produce eVTOL aircraft in the volumes and on the timelines projected.

- Crashes, accidents or incidents of eVTOL aircraft or involving UATM solutions, or lithium batteries involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.

- We currently rely and expect to continue to rely on ERJ to provide services, products, parts and components required to develop and certify our aircraft and to supply critical services, components and systems necessary for our operations, which exposes us to a number of risks and uncertainties outside our control.

- Although we have a defined strategy for the manufacturing of our aircraft following type certification, we are exposed to a number of risks and uncertainties outside our control.

- Our agreements with our customers are non-binding and constitute all of the current orders for our aircraft. If we do not enter into definitive agreements with our customers, or the conditions to our customers' orders (if any) are not met, or if such orders (if any) are cancelled, modified or delayed, our prospects, results of operations, liquidity and cash flow will be harmed.

- We may be unable to obtain relevant regulatory approvals for the commercialization of our aircraft, including Type Certification, Production Certification, and Operating Certification approvals for permitting new infrastructure or accessing existing infrastructure or otherwise.

- Changes in government regulation, including as a result of executive orders, imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

- If our relations with our strategic partners were to deteriorate or terminate, our business could be adversely affected or these parties may act in a manner adverse to us.

- The failure of certain advances in technology such as autonomy or battery density to mature at the rates we project may impact our ability to increase the volume of our service and/or drive down end-user pricing at the rates we project.

- We are an early-stage company with a history of losses, and we expect to incur significant losses for the foreseeable future, and we may not be able to achieve or maintain profitability.

- We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our aircraft and customer data processed by us or our third-party vendors.

- Our available capital resources may not be sufficient to meet the requirements of our business plan, and we may need to raise additional capital.

- Brazilian political and economic conditions have a direct impact on our business, and such conditions could adversely affect our business, financial condition and results of operations.

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Risks Related to our Business and Industry

Market & Service

The market for Urban Air Mobility (UAM) has not been established with precision, is still emerging and may not achieve the growth potential we expect, or may grow more slowly than expected.

The UAM market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. We intend to initially launch operations in a limited number of metropolitan areas. The success of these markets and the opportunity for future growth in these markets may not be representative of the potential market for UAM in other metropolitan areas. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, investments and development of the ecosystem infrastructure, community acceptance, as well as the willingness of commuters and travelers to widely adopt air mobility as an alternative for ground transportation. If the public does not perceive UAM as beneficial or chooses not to adopt UAM because of concerns regarding safety, affordability, value proposition or for other reasons, then the market for our offerings may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential fliers using our eVTOL cannot be predicted with any degree of certainty, and we cannot assure that we will be able to operate in a profitable manner in any of our targeted markets. Any of the foregoing could materially adversely affect our business, financial condition, and results of operations.

Growth of our business will require significant investments in the development of the UAM ecosystem, infrastructure, technology and marketing and sales efforts. Our current cash flow has not been sufficient to support these needs. If our business does not generate the level of available cash flow required to support these investments, our results of operations will be negatively affected. Furthermore, our ability to effectively manage growth and expansion of our operations will also require us to enhance our research and development, manufacturing, operational systems, internal controls and infrastructure, human resources policies, and reporting systems. These enhancements will require significant capital expenditures and allocation of valuable management and employee resources.

There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.

Our growth is highly dependent upon the adoption by consumers of an entirely new form of mobility offered by eVTOL aircraft and the UAM market. If consumers do not adopt this new form of mobility or are not willing to pay the prices shared for aerial ridesharing services, our business may never materialize and our prospects, financial condition and operating results will be harmed. This market is new, rapidly evolving, and characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, new aircraft announcements and changing consumer demands and behaviors.

Our success in each market will depend on the local infrastructure and regulations, on our partners' ability to develop a network of passengers and accurately assess and predict passenger demand and price sensitivity. Demand and price sensitivity may fluctuate based on a variety of factors, including macroeconomic factors, quality of service, negative publicity, safety incidents, corporate reporting related to safety, quality of customer support, perceived political or geopolitical affiliations, or dissatisfaction with our brand, products, and offerings in general. If our commercial partners fail to attract passengers or fail to accurately predict demand and price sensitivity, it will harm our financial performance and our competitors' products may achieve greater market adoption and may grow at a faster rate than our business.

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We expect that a large driver of passenger demand for aerial ridesharing services will be time savings when compared with alternative modes of transportation. Should we or our commercial partners be unable to deliver a sufficient level of time savings for our eVTOL passengers or if expected time savings are impacted by delays or cancellations, it could reduce demand for aerial ridesharing services. If we or our commercial partners are unable to generate demand or demand falls, our business, financial condition, and results of operations could be adversely affected.

There may be rejection of eVTOL operations in certain localities due to a perceived risk of safety or burden on local communities from eVTOL operations.

We are developing eVTOL to a level of safety that is higher than that of a light aircraft, a level that is perceived by us and the regulators to be adequate for the safe operation of eVTOLs in urban centers. However, the safety record of the fleet will also depend on factors external to the vehicle and the understanding of which is currently being constructed, such as the integration of eVTOL fleets with other aircraft operating in the same urban airspace. If the prediction of important characteristics of the system, such as route placement, vehicle separation and communication protocols, is not accurate, or if these considerations are not properly taken into account, the safety level of the fleet operation may be negatively affected.

The approval of local authorities of the operation of the eVTOLs will be influenced by the public opinion about the burden imposed on that community by the vehicle operations. Local populations, being potential users of the eVTOL service or not, may perceive the external noise of the vehicles, visual pollution and changes in the neighborhood provoked by vertiport operations to be unreasonable with respect to the benefits brought by the vehicles in terms of traffic congestion reduction and decrease in travel times. If that is the case, the demand for the vehicles and its operations may be negatively affected.

If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.

A failure to increase air traffic capacity at and in the airspace serving key markets, including around major airports, in the United States or overseas, could create capacity limitations for our future operations and could have a material adverse effect on our business, results of operations and financial condition. Weaknesses in airspace and air traffic control system worldwide, including the National Airspace System and the Air Traffic Control ("ATC") system, such as outdated procedures and technologies, could result in capacity constraints during peak travel periods or adverse weather conditions in certain markets, resulting in delays and disruptions to our service. While our aircraft is designed to operate in the National Airspace System under existing rules, our business at scale will likely require airspace allocation for UAM operations. Our inability to obtain sufficient access to the National Airspace System could increase our costs and reduce the attractiveness of our service.

Urban Air Traffic Management (UATM) may not be able to provide adequate situational awareness and equitable airspace access to eVTOLs or may not allow industrial scalability.

Urban Air Traffic Management (UATM) is a system that will enable UAM scalability and will mature over time to support market requirements. The UATM systems will provide traffic management services to the UAM ecosystem, including vehicles, fleet operators, vertiports, pilots, fleet managers, network operating centers and air navigation service providers, with the objective of improving the efficiency and safety of UAM operations. The UATM systems are therefore perceived as an enabler to allow the safe scalability of the industry as the quantity of eVTOL operations increases over time.

An accident or incident resulting from the low performance of one of the UATM systems or its inability to provide adequate safety levels may negatively affect public perception and the UAM industry as whole.

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Additionally, if UATM systems do not target appropriate services, it may affect their ability to support increased traffic volume and therefore impact the ability for industrial scalability. This may be the result of collecting the wrong data necessary to support future safety cases required for airspace authorities to approve new regulations and/or the inability to manage traffic equitably for all airspace users, including airspace access for eVTOLs.

The regulatory environment for third-party service and technology providers (which UATM could be labeled as) may not be specific enough to support our UATM solution or may delay its adoption.

Every country is on a different journey with a corresponding timetable towards establishing the regulatory environment that will support third-party technology and service providers to buttress the air traffic management industry. As more varied and unique aircraft, each with unique operating characteristics (for instance, drones as compared to general aviation aircraft), are all vying for access to dense, low altitude airspace, solutions like UATM seek to standardize the way in which such airspace can be safely managed. However, as technology development usually outpaces regulation, it is foreseeable that a certain degree of business risk or regulatory risk is inherent in the investment and deployment of this new technology. Therefore, a lack of necessary regulations to help the industry understand how it may commercialize such third-party offerings, such as UATM, may result in a poor business environment that may make it difficult to achieve the deployment of UATM based on each country's progress towards regulating similar service providers.

Additionally, competing systems or solution providers may use the lack of regulation to their advantage, leading to an unsafe operating environment that would cause us to consider suspending our UATM operations until such time when clarity and an appropriate safety case with the local regulator could be established. This may negatively impact the financial results of our UATM product, its ability to provide a return on its investment, and therefore damage the business model of our UATM solution.

Our UATM solution may underperform if it has a defect, or it is not delivered on the projected timeline.

We are developing our own UATM solution. We currently plan for our UATM systems to include urban aeronautical information management, vertiport information management, flight planning and authorization, traffic flow management, weather management, collaborative or common situation awareness and any other feature identified during the interaction with stakeholders.

The underperformance of the UATM systems could result from improperly defining the system requirements and system architecture. The inability to accurately define the system requirements would result in an undesirable product by the target users and customers, including but not limited to the fleet operators, vertiport operators and air navigation service providers. By not providing the necessary services at the required time, UATM may negatively impact the ability of UAM to scale at the desired pace. Additionally, by not providing the right services, there is a heightened risk that competitors will capture additional market share. Failing to define and implement the right system architecture will make it more difficult for UATM systems to scale and evolve over time with new requirements and to integrate with other systems.

There can be no assurance that we will be able to detect and fix all defects in the UATM system prior to its entry into service. Defects could occur as a result of incorrectly identifying the standards that the UATM software must be built towards. By failing to build towards the correct standards, the impacted UATM system will not be allowed to enter into service, resulting in significant re-work to meet the required qualifications, with the project incurring schedule delays, cost overrun or, ultimately, causing eVTOL accidents.

Schedule delays of UATM systems may result in losing near-term market share to the competition. Competing service providers will begin generating hours of in-service experience earlier and become more established and desirable to the market, making it more difficult for us to become an established service provider in the future. Additionally, delays of UATM systems currently under development and systems to be developed in the future may impede the industrial scalability of UAM, impacting the volume of vehicle sales and service and support contracts.

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We may not be able to launch our eVTOL and related services on the timeline projected.

We will need to address significant regulatory, political, operational, logistical, and other challenges in order to launch our eVTOLs. We do not currently have infrastructure in place to operate the service and such infrastructure may not be available or may be occupied on an exclusive basis by competitors. We also have not yet received certifications from the FAA, the ANAC, the EASA or other certifications of our aircraft or other required airspace or operational authority and government approvals, which are essential for aircraft production and operation. In addition, our pre-certification operations may increase the likelihood of discovering issues with our aircraft, which could result in delays to the certification of our aircraft. Any delay in the financing, design, manufacture, testing, certification, and launch of our aircraft could materially damage our brand, business, prospects, financial condition and operating results. Aircraft manufacturers often experience delays in the design, manufacture, testing, certification, and commercial release of new aircraft. These delays may result in additional costs and adverse publicity for our business. If we are not able to overcome these challenges, our business, financial condition and result of operations will be negatively impacted and our ability to grow our business will be harmed.

Our competitors may commercialize their technology before we do, either in general or in specific markets.

We expect this industry to be increasingly competitive and it is possible that our competitors could get to market before we do, either generally or in specific markets. Even if we are first to market, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. If new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and obtain large scale capital investment, we may face increased competition. Additionally, our competitors may benefit from our efforts in developing a UATM solution, making it easier for them to obtain the permits and authorizations required to manufacture or operate eVTOL aircrafts in the markets in which we intend to launch or in other markets.

Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. In particular, our competitors may be able to receive airworthiness certificates or production certificates for their aircraft prior to us receiving such certificates. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future.

We may be unable to secure third parties to provide aerial ridesharing services and to make the necessary changes to, and operate, vertiports using our aircrafts, or otherwise make the services sufficiently convenient to drive customer adoption.

Our business will heavily depend on third-party operators to develop and launch aerial ride sharing services and to make the necessary changes to vertiport infrastructure, including installation of necessary charging equipment, to enable adoption of our eVTOL aircraft. While we expect to be able to develop strategic partnerships with third-party fleet and vertiport operators to provide a comprehensive UAM passenger service, we cannot guarantee that we will be able to do so effectively, at prices that are favorable to us, or at all. While we do not intend to own or operate vertiports or aerial ride sharing services, our business will rely on such services. Our business and our brand will be affiliated with these third-party ground operators. We may experience harm to our reputation if our third-party ground operators suffer from poor service, negative publicity, accidents, or safety incidents. The foregoing risks could adversely affect our business, financial condition and results of operations.

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Our customers' perception of us and our reputation may be impacted by the broader industry and customers may not differentiate our aircraft and services from our competitors.

Customers and other stakeholders may not differentiate between us and the broader aviation industry or, more specifically, the UAM service industry. If our competitors or other participants in this market have issues in a wide range of areas, including safety, technology development, engagement with aircraft certification bodies or other regulators, engagement with communities, target demographics or other positioning in the market, security, data privacy, flight delays, or bad customer service, such problems could impact the public perception of the entire industry, including our business. We may fail to adequately differentiate our brand, our services and our aircraft from others in the market which could impact our ability to attract passengers or engage with other key stakeholders. The failure to differentiate ourselves and the impact of poor public perception of the industry could have an adverse impact on our business, financial condition, and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences, discretionary spending and other economic conditions that affect demand for UAM services.

Our business will be primarily concentrated on commercializing our eVTOL aircraft, providing agnostic UAM capacity by operating a fleet of eVTOLs together with partners and providing a suite of services including maintenance, technical support and training to our and third parties' eVTOL aircrafts, which we expect may be vulnerable to changes in consumer preferences, discretionary spending and other market changes impacting discretionary purchases. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, eVTOL passengers may choose not to make discretionary purchases or may reduce overall spending on discretionary purchases. Such changes could result in reduced consumer demand for air transportation, including UAM services, or could shift demand from our UAM services to other methods of air or ground transportation for which we do not offer a competing service. If we are unable to generate demand or there is a future shift in consumer spending away from UAM services, our business, financial condition and results of operations could be adversely affected.

Aircraft and Production

Neither we nor ERJ have manufactured or delivered any eVTOL aircraft to customers, which makes evaluating our business and future prospects difficult and increases the risk of investment.

The UAM Business was launched by ERJ in 2017 and ERJ has a limited operating history in the urban air mobility industry, which is continuously evolving. Our eVTOL aircraft is in the early development stage and we do not expect our first serial vehicle to be produced until 2027, if at all. We have no experience in high volume manufacturing of the planned eVTOL aircraft. We cannot assure you that we or our partners will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass market our aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into the UAM industry, including, among other things, with respect to our ability to:

- design and produce safe, reliable and quality eVTOL aircraft on an ongoing basis;
- obtain the necessary regulatory approvals in a timely manner, including receipt of governmental authority for manufacturing the equipment and, in turn, marketing, selling and operating our UAM services;

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- develop a UATM solution;

- build a well-recognized and respected brand;

- establish and expand our customer base and strategic partners;

- successfully market not just our eVTOL aircraft but also the other services we intend to provide, such as maintenance, materials, technical support and training services;

- successfully service our eVTOL aircraft after sales and maintain a good flow of spare parts and customer goodwill;

- improve and maintain our operational efficiency;

- successfully execute our manufacturing and production model and maintain a reliable, secure, high- performance and scalable technology infrastructure;

- predict our future revenues and appropriately budget for our expenses;

- attract, retain and motivate talented employees;

- anticipate trends that may emerge and affect our business;

- anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and

- navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business may be harmed.

Our eVTOL aircraft may not perform at the level we expect, and may have potential defects, such as higher than expected noise profile, lower payload than initially estimated, shorter range, higher unit cost, higher cost of operation, perceived discomfort during transition phase of flight and/or shorter useful lives than we anticipate.

Our eVTOL aircraft may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our eVTOL aircraft may have a higher noise profile than we expect, carry a lower payload or have a shorter maximum range than we estimate. Our eVTOL aircraft also uses a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. The ability of our eVTOL aircraft to perform as expected depends on the development of certain components, such as batteries, the technology of which is either currently under development or existing technology never before used in an eVTOL aircraft and, therefore, not yet proven in operation.

While we have performed initial tests with flying vehicles and components in test rigs, in some instances we are still relying on projections and models to validate the projected performance of our aircraft. To date, we have been unable to validate the performance of our eVTOL aircraft over the expected lifetime of the aircraft. There can be no assurance that we will be able to detect and fix any defects in the eVTOL aircraft prior to their use in our service. For example, a flight in an eVTOL aircraft will be unlike anything passengers have experienced before, and due to the aircraft characteristics (including a comparatively light weight, multiple rotors, vertical takeoff, and transition to forward flight) and operation characteristics (flying at low altitudes close to buildings, likely to frequently encounter turbulence), passengers may be susceptible to motion sickness during the transitioning phases.

We expect to introduce new and additional features and capabilities to the aircraft and our service over time. For example, while our vehicles will begin its operation with a pilot onboard, we project that they will evolve to become uncrewed vehicles over time. If successful, this would reduce the cost of operation related to hiring the crew, although part of the cost reduction will be offset by the need to introduce additional equipment and sensors needed for autonomous flights. As with other areas of the vehicle, we expect to improve the autonomous capabilities of our aircraft through testing and simulations throughout the vehicle development process, since this technology and capability is currently not available for vehicles of this nature. However, we may be unable to develop or certify these upgrades in a timely manner, or at all, which could have a material adverse impact on our business, financial condition, and results of operations.

We may not be able to produce eVTOL aircraft in the volumes and on the timelines projected.

There are significant challenges associated with mass producing aircraft in the volumes that we are projecting. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market from the concept and design stage, the need for specialized design and development expertise, extensive regulatory requirements, establishing a brand name and image and the need to establish maintenance and service locations. As a manufacturer of electric aircraft, we face a variety of added challenges to entry that a traditional aircraft manufacturer would not encounter including additional costs of developing and producing an electric powertrain, regulations associated with the transport of lithium-ion batteries and unproven high-volume customer demand for a fully electric aerial mobility service. Additionally, we are relying on ERJ to develop production lines for components and at volumes for which there is little precedent within the traditional aerospace industry. The ability to reach high vehicle production volumes also depends on the supply of components and systems reliably at adequate rates, and such components are not manufactured at scale at this moment. Additionally, there may be competition between markets for related products that may affect the ability of suppliers to provide equipment. These products include, for example, batteries, which are in high demand by the automotive industry. In addition, since our eVTOL aircraft cannot be delivered via long distance flights, it is pivotal that we have the ability, in factory, to disassemble aircraft produced in areas that are not close to customer operations immediately after unit production. Tests, transportation and assembly close to customer operations need to follow high standards of safety and efficiency in order to deliver the products to different geographic regions. If we are not able to overcome these barriers, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

Our business will initially rely on a single aircraft type. Our dependence on our aircraft makes us particularly vulnerable to any design defects or mechanical problems associated with our aircraft or its component parts. Any product defects or any other failure of our aircraft to perform as expected could harm our reputation and result in adverse publicity, delays in or inability to obtain certification, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We are relying on the ERJ entities to manufacture and assemble our eVTOL aircraft, conforming prototypes, and certification devices that will be used for certification purposes, pursuant to our MSA with ERJ and Atech. The initial terms of the MSAs with Atech and ERJ are 15 years each. If ERJ or Atech terminates or fails to renew or to comply with the terms of the respective MSAs, we may not be able to engage other manufacturers and suppliers in a timely manner, at an acceptable price or in the necessary quantities.

In addition, our eVTOL will be subject to regulation in Brazil, the U.S., the European Union and in each jurisdiction where our customers are located. ANAC, as well as Civil Aviation Authorities (CAA) in other countries in which our potential customers are located, most notably the FAA and the EASA, must certify or validate the design (Type Certificate) of our eVTOL before we can start delivering it to any customers. As a result, we will also need to do extensive testing to ensure that the aircraft is in compliance with applicable local civil aviation regulations (e.g., ANAC, FAA, EASA), safety regulations and other relevant regulations prior to entry into service. In addition to certification of the aircraft (Type Certificate), we will be required to obtain approval from the ANAC, or from local Civil Aviation Authorities where the manufacturing facilities will be located to produce the aircraft according to the approved type design. Our plan involves manufacturing the vehicle in Brazil (under ANAC's regulations) and, according to the evolution of market demand, other production facilities shall be implemented, which may be located in other countries outside Brazil, such as the U.S. or Europe. Production approval involves local authority manufacturing approval and extensive ongoing oversight of mass-produced aircraft. If we are unable to obtain production approval for the aircraft, or the ANAC, the FAA, the EASA or local Civil Aviation Authority imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially and we may not realize the anticipated benefits.

The timing of our production ramp is dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It is also dependent on being able to timely obtain Production Certification from the respective local Civil Aviation Authority.

Crashes, accidents or incidents of eVTOL aircraft or involving UATM solutions, or lithium batteries involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.

Test flying prototype aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft are possible. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to our commercial service launch.

The operation of aircraft is subject to various risks, and we expect demand for our eVTOL aircraft and our UAM services to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain ANAC, FAA and EASA certifications for our aircraft, or to obtain such certifications in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that the regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium ion batteries, and/or advanced flight control software capabilities. An accident or incident involving either our aircraft or a competitor's aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the emerging UAM market.

We are at risk of adverse publicity stemming from any public incident involving our company, our controlling stockholder, our people, our brand or other companies in our industry. Such an incident could involve the actual or alleged behavior of any of our employees or third-party contractors, including ERJ and its other subsidiaries, or the employees or contractors of our competitors. Further, if our personnel, our aircraft, or other types of aircraft, including ERJ's aircraft and the aircraft of our competitors, are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe or action involving our employees, our aircraft, the aircraft of our competitors or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services, and adversely impact our business, financial condition, and results of operations.

Unsatisfactory safety performance of our aircraft could have a material adverse effect on our business, financial condition, and results of operations.

While we are building operational processes designed to ensure that the design, testing, manufacture, performance, operation and servicing of our aircraft meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through flight test accidents or incidents, manufacturing or design defects, pilot error, cyber-attacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delaying or cancelling planned flights, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical or operational failures, or other safety incidents could have a material adverse effect on our business, financial condition and results of operations. In addition, our aircraft may be grounded by regulatory authorities due to safety concerns that could have a material adverse impact on our business, financial condition, and results of operations.

We currently rely and expect to continue to rely on ERJ to provide services, products, parts and components required to develop and certify our aircraft and to supply critical services, components and systems necessary for our operations, which exposes us to a number of risks and uncertainties outside our control.

While we will have our own engineering capabilities, we will be substantially reliant on ERJ, our controlling stockholder, to provide us with development, certification and other services and supply our aircrafts, at least initially, pursuant to the MSAs. Additionally, Eve relies or will rely on its suppliers and service providers for the parts and components in our aircraft. We or ERJ are also, in some cases, subject to sole source suppliers for certain parts and other components for which we rely on, or may be reliant on, to achieve our projected type certification. While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so in the short term at prices that are favorable to us or at all. These disruptions in our supply chain could lead to delays in aircraft development, type certification and production, which could materially adversely affect our business, financial condition, and results of operations.

Although we have a defined strategy for the manufacturing of our aircraft following type certification, we are exposed to a number of risks and uncertainties outside our control.

We have entered into supply agreements with, and expect to rely on ERJ to provide certain services, products, parts and components required to manufacture our aircraft to sell to final customers, and we also may be subject to sole source suppliers for certain parts and other components for which we may be reliant on to achieve our projected high- volume production numbers. This supply chain may expose us to multiple potential sources of delivery failure or component shortages for our aircraft. While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so in the short term or at prices that are favorable to us, or at all.

If any of our suppliers or service partners were to experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, or if they choose to not do business with us, we would have significant difficulty in procuring, producing and delivering our aircraft, and our business prospects would be significantly harmed. These disruptions in our supply chains may cause delays in our production process for both prototype and commercial aircraft which would negatively impact our revenues, competitive position and reputation. Outside the markets where the manufacturing takes place, we will rely on third parties to transport and reassemble the aircraft close to customer operations. In addition, our suppliers or service partners may rely on certain state tax incentives that may be subject to change or elimination in the future, which could result in additional costs and delays in production if a manufacturing site must be obtained. Further, if we are unable to successfully manage our relationship with our suppliers or service partners, the quality and availability of our aircraft may be harmed. Our suppliers or service partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with us. If our suppliers or service partners stop or reduce manufacturing our aircraft components for any reason, we may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact its operations.

The manufacturing facilities of our suppliers or service partners and the equipment used to manufacture our aircraft would be costly and could require substantial lead time to replace and qualify for use. The manufacturing facilities of our suppliers or service partners may be harmed or rendered inoperable by natural or human-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, which may render it difficult or impossible for us to manufacture our aircraft for some period of time. The inability to manufacture our aircraft, our aircraft components or the backlog that could develop if the manufacturing facilities of our suppliers or service partners are inoperable for even a short period of time may result in the loss of customers or harm our reputation.

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We do not control ERJ or our other suppliers or service partners or such parties' labor and other legal compliance practices, including their environmental, health and safety practices. If ERJ or our other current suppliers or service partners, or any other suppliers or service partners which we may use in the future, violates U.S. or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact business, financial condition, and results of operations.

Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies of aircraft manufacturing or other services or products, parts or other components will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. These disruptions in our supply chain could lead to delays in aircraft development and production, which could materially adversely affect our business, financial condition, and results of operations.

Our agreements with our customers are non-binding and constitute all of the current orders for our aircraft. If we do not enter into definitive agreements with our customers, or the conditions to our customers' orders (if any) are not met, or if such orders (if any) are cancelled, modified or delayed, our prospects, results of operations, liquidity and cash flow will be harmed.

Our agreements with potential customers for our eVTOL aircraft are non-binding and constitute all of the current orders for our aircraft. Such orders and agreements are subject to conditions, including the parties reaching mutual agreement on certain material terms, such as aircraft specifications, warranties, usage and transfer of the aircraft, performance guarantees, delivery periods and other matters, and entering into definitive agreements. The obligations of such potential customers and strategic partners to consummate any order will arise only after all of such material terms are agreed in the discretion of each party and we enter into definitive agreements with such potential customers. Further, such definitive agreements (if any) will likely be subject to several conditions, including, for example, certification of our aircraft by the ANAC, FAA, EASA or other aviation authorities, and will likely be subject to termination rights. If we do not enter into definitive agreements with our potential customers or, if after entering into definitive agreements, we do not meet any of the agreed conditions or any orders for our aircraft are cancelled, modified or delayed, or otherwise not consummated, or we are otherwise unable to convert our strategic relationships or collaborations into sales revenue, our business, financial condition, and results of operations will be adversely affected.

Our business may be adversely affected by union activities.

Most of our employees are located in Brazil. It is common throughout the aerospace and airline industries generally and in Brazil for many employees to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Our Brazilian employees are currently represented by one or more labor unions. As we expand our business there can be no assurances that more of our employees will not join or form a labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized workforces, such as ERJ and parts suppliers. Work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our eVTOL aircraft and have a material adverse effect on our business, financial condition, and results of operations.

Regulatory & Airspace

We may be unable to obtain relevant regulatory approvals for the commercialization of our aircraft, including Type Certification, Production Certification, and Operating Certification approvals for permitting new infrastructure or accessing existing infrastructure or otherwise.

The commercialization of new aircraft requires certain regulatory authorizations and certifications, including Type Certification issued by the FAA under the special class validation process. While we anticipate being able to meet the requirements of any required authorizations and certificates, we may be unable to obtain such authorizations and certifications on our anticipated timeline, if at all. Should we fail to obtain any of the required authorizations or certificates in a timely manner, or if any such required authorizations or certificates are modified, suspended or revoked after we obtain them, we may be unable to launch our eVTOL and related services on our anticipated timeline, if at all, which would have material adverse effects on our business, financial condition, and results of operations.

Changes in government regulation, including as a result of executive orders, imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

Aerospace manufacturers are subject to extensive regulatory and legal requirements that involve significant compliance costs. The ANAC, FAA, EASA and other regulators may issue regulations relating to the operation of eVTOL aircraft that could require significant expenditures. Implementation of the requirements created by such regulations may result in increased costs for our customers and us and may delay the launch of our eVTOL and related services on our anticipated timeline, which would have a material adverse effect on our business, financial condition, and results of operations.

Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of UAM operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising fares and reducing demand. We cannot assure you that these and other laws or regulations enacted in the future will not harm our business.

The Company is subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology and services, as well as run our operations in the United States, in full compliance with such laws and regulations, which may include the EAR, the International Traffic in Arms Regulations ("ITAR"), and economic sanctions administered by the Department of State and the Treasury Department's Office of Foreign Assets Control (OFAC). Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries, territories, entities, individuals and end users. If we are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm. While none of our current technologies require us to maintain a registration under ITAR, we may become subject to ITAR in the future, which could have a material adverse effect on our business, financial condition and results of operations.

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Pursuant to these international trade control laws and regulations, we are required, among other things, to (i) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (ii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our business. The authorization requirements may include the need to get permission to release controlled technology to certain foreign person employees and other foreign persons. The authorization requirements further include the need to ensure compliance with trade controls as they apply to the cross-border release of products, software, and technology among our personnel located in the U.S. and abroad. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. In addition, trade disputes, sanctions or the imposition of new or increased tariffs could adversely impact our business. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

We will be subject to rapidly changing and increasingly stringent laws, regulations, industry standards, and other obligations relating to privacy, data protection, and data security. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could harm our business.

We are subject to or are affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and others. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Privacy, data protection and consumer protection laws may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies and such changes or developments may be contrary to our existing practices. In addition, we may not be able to monitor and react to all developments in a timely manner. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. Other laws relating to privacy, data protection, and data security have been passed or been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. Compliance with any applicable privacy and data security laws and regulations is a rigorous and time- intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations. In addition, the enactment of such laws could impose conflicting requirements that would make compliance challenging.

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Despite our efforts, we may not be successful in complying with the rapidly evolving privacy, data protection, and data security requirements discussed above. Any actual or perceived non-compliance with such requirements could result in litigation and proceedings against us by governmental entities, passengers, or others, fines, civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our platform in certain jurisdictions, negative publicity and harm to our brand and reputation. We could be required to expend significant capital and other resources to address any such actual or perceived non-compliance which may not be covered or fully covered by our insurance. Such actual or perceived non-compliance could have a material adverse effect on our business, financial condition or results of operations.

Macroeconomic

The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market or our independent third-party aircraft operators, eVTOL aircraft may not be certified by transportation authorities or eVTOL aircraft may not deliver the expected reduction in operating costs, any of which could adversely affect our prospects, business, financial condition, and results of operations.

eVTOL aircraft involve a complex set of technologies, which we must continue to further develop and rely on our independent third-party aircraft operators to adopt. However, before eVTOL aircraft can fly passengers, we must receive requisite approvals from federal transportation authorities. No eVTOL aircraft are currently certified by the FAA for commercial operations in the United States, by ANAC for commercial operations in Brazil or by the EASA for commercial operations in the European Union, and there is no assurance that our research and development will result in government-certified aircraft that are market-viable or commercially successful in a timely manner or at all. To gain government certification, the performance, reliability and safety of eVTOL aircraft must be proven, none of which can be assured. Even if eVTOL aircraft are certified, individual operators must conform eVTOL aircraft to their licenses, which requires FAA approval in the U.S., ANAC approval in Brazil and EASA approval in the European Union, and individual pilots also must be licensed and approved by the FAA, ANAC and EASA to fly eVTOL aircraft in the U.S., Brazil and Europe, respectively, which could contribute to delays in any widespread use of eVTOL aircraft and potentially limit the number of eVTOL aircraft operators available to partner with us.

Additional challenges to the adoption of eVTOL aircraft, all of which are outside of our control, include:

- market acceptance of eVTOL aircraft;
- state, federal or municipal licensing requirements and other regulatory measures;
- third-party operators to develop and launch aerial ride sharing services;
- urban air traffic management system availability;
- necessary changes to vertiport infrastructure to enable adoption, including installation of necessary charging equipment;
- potential increased scrutiny following recent high-profile accidents involving non-eVTOL aircraft; and
- public perception regarding the noise and safety of eVTOL aircraft.

There are several existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. Regulatory changes that address eVTOL aircraft more specifically could delay our ability to receive type certification by transportation authorities and thus delay our independent third-party aircraft operators' ability to utilize eVTOL aircraft for their flights. In addition, there can be no assurance that the market will accept eVTOL aircraft, that we will be able to execute on our business strategy, or that our offerings utilizing eVTOL aircraft will obtain the necessary government operating authority or be successful in the market. There may be heightened public skepticism to this nascent technology and its adopters. There could be negative public perception surrounding eVTOL aircraft or non-eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our business, financial condition, and results of operations.

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Intellectual property violations may adversely affect us.

We rely on patent, copyright, trademark and trade secret laws, and agreements with our employees, customers, suppliers and other parties, to establish and maintain our intellectual property rights in technology and products used in our operations. Despite these efforts to protect our intellectual property rights, any of our direct or indirect intellectual property rights could be challenged, invalidated or circumvented. In addition, although we believe that we lawfully comply with the intellectual property rights granted to others, we may be accused of infringement or misappropriation on occasion and could have claims asserted against us in the future. These claims could harm our reputation, lead to fines and penalties and prevent us from offering certain products or services. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, hurt our reputation and/or require us to enter into licensing arrangements. We may not be able to enter into these licensing arrangements on acceptable terms. If any infringement brought against us is successful, an injunction may also be ordered against us to stop infringing, or otherwise violating, the alleged rights, which could adversely affect us, our research and/or production.

We may be unable to protect our intellectual property rights from unauthorized use by third parties.

Failure to adequately protect our intellectual property rights could result in our competitors offering similar products or services, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which could adversely affect our business, prospects, financial condition and operating results. Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including certain technologies deployed in our aircraft or that we utilize in arranging air transportation. To date, we have relied primarily on patents and trade secrets (including know-how), employee and third-party non-disclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary technology. Our software may also be subject to certain protection under copyright law, though we have chosen not to register any of our copyrights in our software. We routinely enter into non-disclosure agreements with our employees, consultants, volunteers in usability tests or collaborative sessions, third parties and other relevant persons and take other measures to protect our intellectual property rights, such as limiting access to our trade secrets and other confidential information. We intend to continue to rely on these and other means, including patent protection, in the future. The protection of our intellectual property rights will be important to our future business opportunities. However, the steps we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

- as noted below, any patent applications we submit may not result in the issuance of patents (and some utility patents have not yet been issued to us based on our pending applications);
- the scope of our utility patents that may subsequently be issued may not be broad enough to protect our proprietary rights;
- any of our patents that have been issued or may be issued may be challenged or invalidated by third parties;
- our employees, volunteers or business partners may breach their confidentiality, non-disclosure and non-use obligations to us;
- third parties may independently develop technologies that are the same or similar to ours;
- unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary;
- intellectual property, trade secrets or other proprietary or competitively sensitive information may be improperly obtained through a cyber-attack or other breach of our systems or our vendor's systems;
- our non-disclosure agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours, and there can be no assurance that our competitors or third parties will comply with the terms of these agreements, or that we will be able to successfully enforce such agreements or obtain sufficient remedies if they are breached;
- the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; and
- current and future competitors may challenge or circumvent or otherwise design around our patents.

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Further, obtaining and maintaining patent, copyright, and trademark protection can be costly, and we may choose not to, or may fail to, pursue or maintain such forms of protection for our technology in the United States, Brazil or other foreign jurisdictions, which could harm our ability to maintain our competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources to file and prosecute all patent applications for such technology, or that we will inadvertently lose protection for failing to comply with all procedural, documentary, payment, and similar obligations during the patent prosecution process. The laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate to prevent other parties from infringing our proprietary technology. To the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information may increase. We may also fail to detect unauthorized use of our intellectual property, or be required to expand significant resources to monitor and protect our intellectual property rights, including engaging in litigation, which may be costly, time-consuming, and divert the attention of management and resources, and may not ultimately be successful.

Also, while we have registered and applied for trademarks in an effort to protect our investment in our brand and goodwill with customers, competitors may challenge the validity of those trademarks and other brand names in which we have invested. Such challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property rights, our business, financial condition and results of operations could be adversely affected.

We may need to defend ourselves against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our aircraft.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our aircraft and UAM services, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of more formal allegations that we have misappropriated such parties' trade secrets or other proprietary rights.

Companies owning patents or other intellectual property rights relating to battery packs, electric motors, aircraft configurations, fly-by-wire flight control software or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party's intellectual property rights, we may be required to do one or more of the following:

- cease development, sales or use of its products that incorporate the asserted intellectual property;
- pay substantial damages;
- obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or
- re-design one or more aspects or systems of our aircraft or other offerings.

A successful claim of infringement or misappropriation against us could harm our business, financial condition, and results of operations. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

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We may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices.

Through ERJ, we maintain general liability insurance, aviation flight testing insurance, aircraft liability coverage, directors and officers insurance and other insurance policies and we believe our level of coverage is customary in the industry and adequate to protect against claims. However, there can be no assurances that it will be sufficient to cover potential claims, that present levels of coverage will be available in the future at reasonable cost or that we will continue to be able to maintain insurance coverage through ERJ. Further, we expect our insurance needs and costs to increase as we manufacture aircraft, establish commercial operations and expand into new markets, and it is too early to determine what impact, if any, the commercial operation of eVTOLs will have on our insurance costs.

If our relations with our strategic partners were to deteriorate or terminate, our business could be adversely affected or these parties may act in a manner adverse to us.

If our relations with our strategic partners were to deteriorate or terminate, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Our collaborators or strategic partners may develop, either alone or with others, products in related fields that are competitive with our products. Specifically, conflicts with ERJ may adversely impact our ability to develop and certify the eVTOL, while conflicts with Atech may adversely impact our ability to successfully provide UAM services. While ERJ has agreed in the BCA not to compete with the Company with respect to certain actions related to the UAM market following the business combination, such non-compete only applies for three years from the Closing Date with respect to activities in the European Union and five years from the Closing Date with respect to activities elsewhere in the world, and ERJ may still pursue certain investment opportunities related to the UAM Business under the terms of the BCA. Such conflicts with our strategic partners may result in adverse effects on our business, financial condition and results of operations.

The failure of certain advances in technology such as autonomy or battery density to mature at the rates we project may impact our ability to increase the volume of our service and/or drive down end-user pricing at the rates we project.

Our projections rely in part on future advancement of technology, such as aerial and ground-based autonomy and an increase in energy density in batteries. Should these technologies fail to develop, mature or be commercially available within the periods that we project, we may underperform our financial projections, which would materially and adversely affect our business, financial condition, and results of operations.

We are an early-stage company with a history of losses, and we expect to incur significant losses for the foreseeable future, and we may not be able to achieve or maintain profitability.

We have incurred significant losses since inception. We incurred net losses of $138.2 million, $127.7 million, and $174.0 million for the years ended December 31, 2024, 2023, and 2022, respectively. We have not yet started commercial operations, and it is difficult for us to predict our future operating results. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin deliveries of our eVTOL aircraft, which are not expected to begin until 2027 and may occur later or not at all. Even if we are able to successfully develop and sell our aircraft, there can be no assurance that they will be financially successful. Our potential profitability is dependent upon the successful development and successful commercial introduction and acceptance of our aircraft, which may not occur. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

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We expect our operating expenses to increase over the next several years as we:

- continue to design, develop, manufacture and move towards marketing our aircraft;
- expand our production capabilities through ERJ, including costs associated with outsourcing the manufacturing of our aircraft;
- build up inventories of parts and components for our aircraft;
- manufacture an inventory of our aircraft;
- expand our design, development and servicing capabilities;
- develop commercial and strategic partnerships for fleet operations for a fleet of our eVTOL and/or third parties;
- continue to develop our air traffic management system;
- hire more employees;
- continue research and development efforts relating to new products and technologies;
- increase our sales and marketing activities and develop our distribution infrastructure; and
- increase our general and administrative functions to support our growing operations and to operate as a public company.

Because we will incur the costs and expenses from these efforts before we receive any revenue with respect thereto, our losses in future periods will be significant. In addition, these efforts may be costlier than we expect and may not result in any revenue or growth in our business. Any failure to generate revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

We may in the future invest significant resources in developing new offerings and exploring the application of our proprietary technologies for other uses and those opportunities may never materialize.

While our primary focus is on the design, manufacture and operation of our eVTOL aircraft and related UAM services, we may invest significant resources in developing new technologies, services, products and offerings. However, we may not realize the expected benefits of these investments. Relatedly, if such technologies become viable offerings in the future, we may be subject to competition from our competitors within the aviation industry or other industries, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies. Such competition or any limitations on our ability to take advantage of such technologies could impact our market share, which could have a material adverse effect on our business, financial condition and results of operations.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities, expenses, regulatory challenges and other risks that we may not be able to anticipate. There can be no assurance that consumer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from current operations and would divert capital and other resources from our more established technologies. Even if we were to be successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings or technologies.

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We may be unable to make certain advances in technology, such as uncrewed flying technologies, or such technologies may not mature or be commercially available at the rates projected, which could adversely affect our business, financial condition and results of operations.

Our projections rely in part on future advancement of technology, such as autonomous flying technologies. Should these technologies fail to develop, mature or be commercially available within the periods that we project, we may underperform our financial projections, which would materially and adversely affect our business, financial condition and results of operations.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our aircraft and customer data processed by us or our third-party vendors.

We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third- party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) aircraft technology including powertrain and avionics and flight control software, owned by us or our third- party vendors or suppliers; (d) integrated software in our aircraft; or (e) customer data that we process or our third-party vendors or suppliers process on our behalf. Such incidents could: disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; result in a loss of competitive advantage over others in our industry; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our aircraft.

We plan to include avionics and flight control software services and functionality that utilize data connectivity to monitor aircraft performance and to enhance safety and enable cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We intend to use our avionics and flight control software and functionality to log information about each aircraft's use in order to aid us in aircraft diagnostics and servicing. Our customers may object to the use of this data, which may increase our vehicle maintenance costs and harm our business prospects.

Our aircraft contains complex information technology systems and built-in data connectivity to share aircraft data with ground operations infrastructure. We plan to design, implement and test security measures intended to prevent unauthorized access to our information technology networks, our aircraft and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, aircraft and systems to gain control of or to change our aircraft's functionality, performance characteristics, or to gain access to data stored in or generated by the aircraft. A significant breach of our third-party service providers' or vendors' or our own network security and systems could have serious negative consequences for our business and future prospects , including possible fines, penalties and damages, reduced customer demand for our aircraft or urban aerial ride sharing services and harm to our reputation and brand.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver and service our aircraft, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted and our ability to accurately and timely report our financial results could be impaired. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We are dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting, engaging and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent this competition re-emerges, we may be unable to recruit, and retain the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could slow down our development efforts and cause delays in production and deliveries of our products and services, which would adversely affect us.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and harm our business, financial condition and results of operations. Additionally, our business, financial condition and results of operations may be adversely affected if we are unable to attract and retain skilled employees to support our operations and growth.

Failure to adequately protect against risks relating to Cybersecurity could materially and adversely affect us.

As an indirect subsidiary of ERJ, the Company falls within Embraer's IT ecosystem and has adopted their processes and mechanisms for the assessment, identification and management of risks arising from cybersecurity threats. Eve, like all business organizations, is subject to a broad range of cyber threats, with varying levels of sophistication. The techniques and tools used in cyber threats can evolve rapidly and include new technologies, such as advanced automation and artificial intelligence. These cyber threats can jeopardize the confidentiality, availability and integrity of our systems and data, including our business partners' confidential, classified or personal data.

We maintain extensive technical security controls, policy enforcement mechanisms, monitoring systems and management oversight to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of threats, including cyber-attacks, could materially and adversely affect our business and reputation. A successful cyberattack may result in the unavailability of our services, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data, other sensitive information and loss of funds as well as damage to our reputation, directly affecting our clients and business partners.

Furthermore, some of our business partners and suppliers have access to some limited confidential and strategic information regarding our projects and engineering data. As many of these suppliers face similar security threats, any attacks on their systems may result in unauthorized access to our systems or data.

If we or our third-party service providers experience a security breach, or if unauthorized parties otherwise obtain access to our customers' data, our reputation may be harmed, demand for services may be reduced, and we may incur significant liabilities.

Our services involve the storage, processing and transmission of data, including certain confidential and sensitive information. Any security breach, including those resulting from a cybersecurity attack, a phishing attack, an unauthorized access, an unauthorized usage, a virus or a similar breach or disruption, could result in: (i) the loss or destruction of, or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, (ii) damage to our reputation, (iii) litigation, (iv) regulatory investigations, or (v) other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. If our security measures are breached as a result of third-party action, employee error, a defect or bug in our products or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our data, including our confidential, sensitive, or other information about individuals, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, our reputation may be damaged, our business may suffer, and we could incur significant liability. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services.

We engage third-party vendors and service providers to store and otherwise process some of our data, including confidential, sensitive, and other information about individuals. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers' data security is limited, and, in any event, third parties may be able to circumvent those data security measures, resulting in unauthorized access to our data, or misuse, acquisition, disclosure, loss, alteration, or destruction of our data, including confidential or sensitive information, such as intellectual property and trade secrets, and personal information.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations grow as planned, for which there can be no assurance, we will need to expand our sales, marketing, operations, and the number of partners with whom we do business. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. The continued expansion of our business may also require additional space for administrative support. If we are unable to drive commensurate growth, these costs, which include lease commitments, marketing costs and headcount, could result in decreased margins, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

We have entered into strategic alliances and may in the future enter into additional strategic alliances, joint ventures or minority equity investments, in each case with various third parties for the production of our aircraft, development of an Urban Air Traffic Management solution, development of agnostic fleet operations and provision of aftermarket services. We may collaborate with other strategic parties with capabilities in the areas of data and analytics, industrial design and manufacture, user experience and engineering. These alliances subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third-party and increased expenses in establishing new strategic alliances, any of which may adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

Strategic business relationships will be an important factor in the growth and success of our business. However, there are no assurances that we will be able to continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, financial condition and results of operations could be adversely affected.

When appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

If we or ERJ experience harm to our or its reputation and brand, our business, financial condition and results of operations could be adversely affected.

Continuing to increase the strength of our reputation and brand for high-performing, sustainable, safe and cost-effective urban air mobility is critical to our ability to attract and retain customers and partners. Because ERJ is our controlling stockholder and we are highly reliant on ERJ to provide us with certain services and products, parts and other components for our eVTOL under the MSA, the strength of the "ERJ" brand is also critical to our ability to attract and retain customers. In addition, our growth strategy includes plans for international expansion through joint ventures, minority investments or other partnerships with local companies, as well as event activations and cross-marketing with other established brands, all of which benefit from our reputation and brand recognition. The successful development of our reputation and brand and the maintenance of ERJ's reputation and brand will depend on a number of factors, many of which are outside its control. Negative perception of our platform or company or of our controlling stockholder and key supplier may harm our reputation and brand, including as a result of:

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- complaints or negative publicity or reviews about us, ERJ, independent third-party aircraft operators, fliers, our air mobility services or other brands or events we associate with, even if factually incorrect or based on isolated incidents;

- changes to our operations, safety and security, privacy or other policies that users or others perceive as overly restrictive, unclear or inconsistent with our values;

- illegal, negligent, reckless or otherwise inappropriate behavior by ERJ, fliers, independent or other third parties involved in the operation of our business or by our management team or other employees;

- actual or perceived disruptions or defects in our flight control software, such as data security incidents, platform outages, payment processing disruptions or other incidents that impact the availability, reliability or security of our offerings;

- litigation over, or investigations by regulators into, our operations or those of ERJ or our independent third-party aircraft operators;

- a failure to operate our business in a way that is consistent with our values;

- negative responses by independent third-party aircraft operators or fliers to new mobility offerings;

- perception of our treatment of employees, contractors or independent third-party aircraft operators and our response to their sentiment related to political or social causes or actions of management; or

- any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public's perception of us or our industry as a whole.

In addition, changes we may make to enhance and improve our offerings and balance the needs and interests of our independent third-party aircraft operators and fliers may be viewed positively from one group's perspective (such as fliers) but negatively from another's perspective (such as independent third-party aircraft operators), or may not be viewed positively by either independent third-party aircraft operators or fliers. If we fail to balance the interests of independent third-party aircraft operators and fliers or make changes that they view negatively, independent third-party aircraft operators and fliers may stop purchasing our aircraft or stop using our platform or take fewer flights, any of which could adversely affect our reputation, brand, business, financial condition and results of operations.

Operations and Infrastructure

There is a shortage of pilots and mechanics which could increase our operating costs and reduce our ability to deploy our service at scale.

There is a shortage of pilots that is expected to exacerbate over time as more pilots in the industry approach mandatory retirement age. Similarly, trained and qualified aircraft mechanics are also in short supply. This will affect the aviation industry, including UAM services and more specifically, our business. Our business is dependent on our operating partners' ability to recruit and retain pilots qualified to operate our aircraft and mechanics qualified to perform the requisite maintenance activities, either or both of which may be difficult due to the corresponding personnel shortages. If our partners who will operate our fleet of eVTOLs are unable to hire, train, and retain qualified pilots and qualified mechanics, our business could be harmed, and we may be unable to implement our growth plans.

This risk would be exacerbated if certifying authorities alter prevailing operating assumptions to require two pilots per aircraft. This would increase operating expenses of eVTOLs, possibly reducing addressable market, while also potentially delaying (or even cancelling) our ambitions for autonomous flights.

We may not have enough qualified employees.

Periodically, there is strong competition in the aerospace sector for qualified employees, especially engineers. Whenever this demand occurs, we may not be able to recruit and retain the necessary number of engineers and other qualified employees. If we are unable to timely coordinate our resources or attract and retain qualified employees, our development efforts could slow down and cause aircraft production and delivery delays, which may adversely affect us.

Our aircraft utilization may be lower than expected and our aircraft may be limited in its performance during certain weather conditions.

Our aircraft may not be able to fly safely in poor weather conditions, including snowstorms, thunderstorms, lightning, hail, known icing conditions and/or fog. Our inability to operate in these conditions will reduce our aircraft utilization and cause delays and disruptions in our services. We intend to maintain a high daily aircraft utilization rate which is the amount of time our aircraft spend in the air carrying passengers. High daily aircraft utilization is achieved in part by reducing turnaround times at vertiports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft and reductions in utilization will adversely impact our financial performance as well as cause passenger dissatisfaction.

Our aircraft may require maintenance at frequencies or at costs which are unexpected and could adversely impact our business and operations.

Our aircraft are highly technical products that require maintenance and support. We are still developing our understanding of the long-term maintenance profile of the aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If our aircraft and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would disrupt the operation of our service and have a material adverse effect on our business, financial condition, and results of operations.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks (including hijacking, use of the aircraft as a weapon, or use of the aircraft to disperse a chemical or biological agent), catastrophic loss due to security related incidents, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Financial Risks

If securities or industry analysts either do not publish research about us, or publish inaccurate or unfavorable research about us, our business, or our market, or, if such analysts change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock is influenced in part by the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our common stock, provide more favorable recommendations about our competitors, or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

Our available capital resources may not be sufficient to meet the requirements of our business plan, and we may need to raise additional capital.

Prior to the consummation of the business combination, our operations and capital expenditures were financed primarily with ERJ's available cash. On January 23, 2023, EVE Soluções de Mobilidade Aérea Urbana, Ltda. ("Eve Brazil"), a Brazilian limited liability company and a wholly owned subsidiary of the Company, entered into a loan agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Brazilian Development Bank ("BNDES"), pursuant to which, subject to the conditions set forth therein, BNDES agreed to grant two lines of credit to Eve Brazil, with an aggregate amount of R$490 million (approximately $101.2 million), to support the first phase of the development of the Company's eVTOL project. Eve Brazil has started to withdraw from these two lines of credit from BNDES in September 2023 to pay for the development services provided by Embraer under the Master Services Agreement with Eve. Eve Brazil expects to access the remaining portion of those lines during 2025. During 2024, the Company entered into new loan agreements, including a financing agreement, dated as of October 7, 2024, with BNDES, pursuant to which BNDES agreed to grant four lines of credit totaling approximately $83.4 million as of December 31, 2024, a credit agreement with Citibank, N.A., pursuant to which Citi advanced $50 million and subject to an interest rate of 3.90% per year plus Term Secured Overnight Financing Rate, and, on November 22, 2024, a loan agreement with BNDES, pursuant to which BNDES agreed to grant the Company a loan of R$200 million (approximately $32.3 million as of December 31, 2024) and subject to an interest rate of 7.53%. As of December 31, 2024, there is approximately $125.2 million available to be drawn under the Company's debt arrangements. In addition, in July and September 2024, the Company closed on subscription agreements, warrant agreements and warrant exchange agreements with certain investors relating to the 2024 Private Placement. For additional information, see Note 7 and Note 8 of the accompanying consolidated financial statements.

In the future, we could be required to raise additional capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. In addition, any significant disruption and volatility of global financial markets could adversely impact our ability to access capital. We may sell equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors may be materially diluted. Any debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

EAH is a majority stockholder of the Company. The concentration of ownership may affect the market demand for Eve Holding shares.

EAH holds a significant majority of the Company's shares of common stock. While EAH maintains such holding, and as a consequence of such holding, EAH will have substantial influence over the Company's business, including decisions regarding mergers, consolidations, the sale of all or substantially all of its assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling stockholder, EAH may take actions that are not in the best interests of the Company's other stockholders. These actions may be taken in many cases even if they are opposed by the Company's other stockholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive stockholders of an opportunity to receive a premium to the trading price for the shares as part of a sale of the Company.

Risks Related to our Ties to Brazil

Developments and the perception of risk in Brazil and other countries, especially other emerging markets, may adversely affect our business, financial condition and results of operations.

While we are a Delaware corporation, ERJ, our indirect controlling stockholder and main supplier, as well as one of our operating subsidiaries, are both Brazilian companies. As a result, the market value of our securities may be affected by economic and market conditions in Brazil and other countries, including European Union and Latin American countries and other emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in the U.S., investors' reactions to developments in other countries may have an adverse effect on the market value of our securities. Crises elsewhere may diminish investor interest in securities of companies with strong ties to Brazil, like us. This could adversely affect the trading price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms, or at all.

To the extent the conditions of the global markets or economy deteriorate, our business may be adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil and impacting overall growth expectations for the Brazilian economy.

Crises and political instability in other emerging market countries, as well as the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as ours. Additionally, growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and other forms of political instability arising therefrom or any other unforeseen development, may adversely affect the United States and the global economy and capital markets, which may, in turn, materially adversely affect our business, financial condition and results of operations.

Brazilian political and economic conditions have a direct impact on our business, and such conditions could adversely affect our business, financial condition and results of operations.

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally has made significant changes to policy and regulations, including its monetary, fiscal, credit and tariff policies and rules. The Brazilian government's actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in tax policies, wage and price controls, blocking access to bank accounts, foreign exchange rate controls, currency exchange and remittance controls, devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future and how these could impact us and our business. Our business, financial condition and results of operations may be adversely affected by changes in policy and regulations at the federal, state or municipal level involving factors such as:

- expansion or contraction of the Brazilian economy, as measured by gross domestic product, or GDP, rates;

- interest rates;

- exchange rates;

- currency fluctuations;

- monetary policies;

- inflation;

- liquidity of capital and lending markets;

- import and export controls;

- exchange control and restrictions on remittances abroad;

- modifications to laws and regulations according to political, social and economic interests;

- economic, political and social instability, including general strikes and mass demonstrations;

- the regulatory framework governing the aeronautical sector;

- commodity prices;

- public health, including as a result of epidemics and pandemics;

- fiscal policies and changes in tax laws (including Brazilian tax reform enacted in December 2023);

- labor and social security regulations;

- energy and water shortages and rationing; and

- other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government would implement changes in policy, regulation or legislation affecting the above mentioned factors and others creates instability in the Brazilian economy, increasing the volatility of the Brazilian market. These uncertainties and other future developments in the Brazilian economy may adversely affect our activities, and consequently our operating results. We cannot predict which policies the Brazilian government will adopt or whether these newly adopted policies or changes in current policies may have an adverse effect on us or the Brazilian economy. These factors are compounded as Brazil emerges from a prolonged recession after a period of a slow recovery.

Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the Brazilian GDP. Developments in the Brazilian economy may affect Brazil's growth rates and, consequently, the use of our products and services.

Further, Brazil's political environment has historically influenced, and continues to influence, the performance of the country's economy. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment.

As has been true in the past, the current political and economic environment in Brazil has affected and is continuing to affect the confidence of investors and the general public , which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil, which may adversely affect the price of our common stock.

Political instability, including as a result of ongoing corruption investigations, may adversely affect our business, financial condition and results of operations.

Brazil's political environment has historically influenced, and continues to influence, the performance of the country's economy. Political crises have affected, and continue to affect, the confidence of investors and that of the public in general, resulting in economic downturn and heightened volatility of securities issued by Brazilian companies, like ERJ.

Brazilian markets have experienced heightened volatility due to uncertainties derived from ongoing investigations into money laundering and corruption conducted by the Brazilian Federal Police and the Federal Prosecutor's Office, and the impact of these investigations on the Brazilian economy and political environment.

The ultimate outcome of these investigations is uncertain, but they had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict the effects of further political developments on the Brazilian economy, including the policies that the Brazilian government may adopt or the outcome and development of any of these investigations, which has affected and may continue to adversely affect the Brazilian economy and may adversely affect our business and results of operations.

The Brazilian Supreme Court has annulled the criminal convictions against then-former Brazilian President Luiz Inácio Lula da Silva, and subsequently reinstated his political rights, which enabled him to run for presidency in the October 2022 election. Mr. Luiz Inácio Lula da Silva was victorious in the election and took office as President on January 1, 2023.

There can be no assurance that other political events will not cause further instability in the Brazilian economy, in capital markets and in the trading price of securities issued by us. We cannot guarantee that, as these events unfold, they will not have additional adverse impacts on the economic and political situation in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence as well as a deterioration in the political environment. The current administration promised during the electoral campaign to be committed to a strong anticorruption agenda and a liberal economic view. However, due to the fragmented legislation and different views within the administration, there are uncertainties in the market regarding the future of these two branches of the government, which can lead to increases in volatility and risks to the economy.

A failure by the Brazilian government to implement necessary economic and structural reforms may result in diminished confidence in the Brazilian government's budgetary condition and fiscal standing, which could result in a downgrade of Brazil's sovereign foreign credit rating by credit rating agencies, negatively impact Brazil's economy, and lead to further depreciation of the currency and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations.

Inflation and government efforts to combat inflation may adversely affect the Brazilian economy and lead to heightened volatility in the Brazilian capital markets and, consequently, may adversely affect our business, financial condition and results of operations.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the price of our common stock. In the past, the Brazilian government's interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness. This could be exacerbated by the current fiscal budget deficit of the Brazilian government, which, in turn, could demand hikes in interest rates.

We are particularly affected by increased inflation in Brazil, and we may not be able to increase the amount charged to our customers at the same rate as the increase in inflation. Therefore, inflation and the Brazilian government's measures to combat inflation have had, and may continue to have, significant effects on the Brazilian economy and on our business. Strict monetary policies, with high interest rates and high requirements for compulsory deposits, can restrict Brazil's growth and the availability of credit. On the other hand, softer government and central bank policies and declining interest rates may trigger increases in inflation and, consequently, the volatility of economic growth and the need for sudden and significant increases in interest rates.

Inflationary pressures may result in government intervention in the economy, including policies that may adversely affect the overall performance of the Brazilian economy, which could, in turn, adversely affect our operations and the price of our common stock. Inflation, measures to contain inflation and speculation about potential measures can also contribute to significant uncertainty in relation to the Brazilian economy and weaken investor confidence, which can affect our ability to access finance, including access to equity of international capital markets.

Future measures by the Brazilian government, including reductions in interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the *real*, may trigger increases in inflation, adversely affecting the overall performance of the Brazilian economy.

Inflation can also increase our costs and expenses, and we may not be able to transfer such costs to customers, reducing our profit and net profit margins. In addition, high inflation rates generally increase Brazilian interest rates and, therefore, the debt service of the portion of our debt that is in *reais*, which is indexed to floating rates, may also increase. Due to this, net profit may decrease. Inflation and its effects related to Brazilian interest rates could, in addition, reduce liquidity in the Brazilian capital and financial markets, which would affect the ability to refinance our indebtedness in those markets.

Exchange rate volatility may have adverse effects on the Brazilian economy, our business, financial condition and results of operations.

The Brazilian currency (Brazilian *real*) has experienced frequent and substantial variations in relation to the US Dollar and other foreign currencies. For example, in 2023 the *real* appreciated against the US Dollar, reaching R$4.8525 per $1.00, but in 2024 depreciated against the US dollar to R$6.1923 per $1.00 as of December 31, 2024. We expect the *real* to continue experiencing fluctuations relative to the US dollar and other currencies in the future.

Fluctuations of the *real* against the US dollar have in the past had adverse effects on the Brazilian economy, including due to increased inflation and interest rates, as well as decreased consumer spending. In addition, we are exposed to exchange rate risk with respect to the *real*, as a significant portion of our labor and engineering development costs are linked to the *real* and we purchase goods and services from suppliers in multiple countries. Accordingly, unfavorable exchange rate fluctuations with respect to the *real* in relation to the US Dollar could result in increased costs and negatively impact our competitiveness and results of operations.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on our business, financial condition and results of operations.

Our performance is affected by general economic conditions, including in Brazil. Brazilian GDP growth has fluctuated over the past few years, and is limited by shortcomings in infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the labor force and the amount of private and public investments in these areas. These factors could lead to labor market volatility and could adversely impact consumer income, purchasing power and consumption levels in Brazil, each of which could adversely impact our business, financial condition and results of operations.

Any further downgrading of Brazil's credit rating could adversely affect the market price of our common stock and debt instruments.

Given the current significance of our Brazil operations to our results of operations as a whole, we may be harmed by investors' perceptions of risks related to Brazil's sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil's sovereign credit rating in September 2015. Subsequently, the three major rating agencies have changed Brazil's investment-grade status overtime. As of December 31, 2024, Brazil's sovereign credit ratings were BB (Standard & Poor's), Ba1 (Moody's) and BB (Fitch). These ratings are below investment grade, and any further downgrading in Brazil's sovereign credit ratings or our rating may increase the perception of risk of investors and, as a result, increase the future cost of debt issuances, adversely affecting us. Additionally, a downgrade of the sovereign credit rating of Brazil may affect our own credit rating, hindering our ability to secure loans at competitive rates compared to our competitors, which may impact our ability to grow our business and consequently, affect the price of our common shares.

Any decrease in Brazilian government-sponsored customer financing, or increases in government-sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.

Traditionally, aircraft original equipment manufacturers ("OEMs"), have received support from governments through governmental export credit agencies, or ECAs, in order to offer competitive financing conditions to their customers, especially in periods of credit tightening from the traditional lending market.

Government support may constitute unofficial subsidies causing market distortions, which may rise to disputes among governments at the World Trade Organization, or WTO. Since 2007, an agreement known as the Aircraft Sector Understanding, or ASU, developed by the Organization for Economic Co-operation and Development, or OECD, has provided guidelines for the predictable, consistent and transparent use of government-supported export financing for the sale or lease of civil aircraft, in order to establish a "level-playing field." ECAs from signatory countries are required to offer terms and conditions no more favorable than those contained in the ASU's base financial agreement when financing sales of aircraft that compete with those produced by the OEMs of their respective countries. The effect of the agreement is to encourage aircraft purchasers to focus on the price and quality of aircraft products offered by OEMs rather than on the financial packages offered by their respective governments.

The Brazilian ECA, BNDES, together with the Brazilian National Treasury Export Guarantee Fund, offer financing and export credit insurance to our customers under terms and conditions required by the ASU. On January 23, 2023, Eve Brazil entered into a loan agreement with BNDES, pursuant to which BNDES agreed, subject to the conditions set forth therein, to grant two lines of credit to Eve Brazil, with an aggregate amount of R$490 million (approximately $101.2 million), to support the first phase development of the Company's eVTOL project. In addition, on October 10, 2024, the Company entered into a financing agreement, dated as of October 7, 2024, with BNDES, pursuant to which BNDES agreed to grant four lines of credit totaling approximately $83.4 million as of December 31, 2024, and on November 22, 2024, the Company entered into a loan agreement with BNDES for R$200 million (approximately $32.3 million), to support the second phase of the development of the Company's eVTOL project. Any future reduction or restriction to the Brazilian export financing program, and any increase in our customers' financing costs for participation in this program, above those provided in the ASU's base financial agreement, may cause the cost-competitiveness of our aircraft to decline. Other external factors may also impact our competitiveness in the market, including, but not limited to, aircraft OEMs from countries which are not signatories to the ASU agreement offering attractive financing packages, or any new government subsidies supporting any of our major competitors.

Risks Related to the Business Combination

Warrants will become exercisable for the Company's common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

There are 8,203,407 outstanding public warrants to purchase 8,203,407 shares of common stock at an exercise price of $11.50 per share, which warrants became exercisable on June 8, 2022. In addition, there are 14,250,000 private placement warrants outstanding exercisable for 14,250,000 shares of common stock at an exercise price of $11.50 per share, which warrants became exercisable on June 8, 2022. Moreover, the Company has issued or has agreed to issue new warrants, that are or will be, as applicable, exercisable for (i) 21,022,536 shares of common stock at an exercise price of $0.01 per share ("Penny Warrants"), either without contingencies or contingent on the achievement of certain milestones and (ii) 12,000,000 shares of common stock at an exercise price of $15.00 per share without contingencies. To the extent such warrants are exercised, additional shares of common stock are issued, which will result in dilution to the holders of the Company's common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock, the impact of which is increased as the value of our stock price increases.

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We may redeem unexpired public warrants and certain other warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding public warrants and certain other warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to proper notice of such redemption provided that on the date we give notice of redemption. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us for cash so long as they are held by their initial purchasers or their permitted transferees.

Historical trading closing prices for our shares of common stock have varied between a low of approximately $2.40 per share on August 14, 2024 and a high of $12.38 per share on September 21, 2022, but have not approached the $18.00 per share threshold for redemption (which, as described above, would be required for 20 trading days within a 30 trading-day period after they become exercisable and prior to their expiration, at which point the public warrants would become redeemable). In the event that the Company elects to redeem all of the redeemable warrants as described above, the Company will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the redemption date to the registered holders of the public warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the applicable warrant agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption by our posting of the redemption notice to Depository Trust Company.

There can be no assurance that our public warrants, private placement or certain other warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding public warrants and private placement warrants is $11.50 per share of common stock. In addition, the exercise price for certain new warrants is $15.00 per share of common stock. There can be no assurance that such warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

We may amend the terms of the public warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then-outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of shares of our common stock purchasable upon exercise of a public warrant could be decreased, all without the approval of public warrant holders.

Our public warrants have been issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a warrant.

The market price and trading volume of our securities may be volatile and could decline significantly.

The stock markets, including the NYSE on which we list our securities, from time-to-time experience significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our securities, the market price of our securities may be volatile and could decline significantly. In addition, the trading volume in our securities may fluctuate and cause significant price variations to occur. If the market price of our securities declines significantly, you may be unable to resell your securities at an attractive price (or at all).

Factors affecting the trading price of our securities may include:

- the realization of any of the risk factors presented in this Annual Report on Form 10-K;
- actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to us;
- actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, adjusted EBITDA, results of operations, level of indebtedness, liquidity or financial condition;
- changes in the market's expectations about our operating results;
- failure to comply with the requirements of NYSE;
- failure to comply with the Sarbanes-Oxley Act or other laws or regulations;
- the public's reaction to our press releases, its other public announcements and its filings with the SEC;
- broad disruptions in the financial markets, including sudden disruptions in the credit markets;
- speculation in the press or investment community;
- success of competitors;
- operating results failing to meet the expectations of securities analysts or investors in a particular period;
- changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate in general;
- operating and stock price performance of other companies that investors deem comparable to us;
- ability to market new and enhanced products and services on a timely basis;
- changes in laws and regulations affecting our business;
- changes in accounting principles, policies and guidelines;
- changes in our capital structure, such as future issuances of securities or the incurrence of debt;
- the volume of shares of our common stock available for public sale;
- any major change in our board or management;
- future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our securities;
- sales of substantial amounts of our common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and
- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations; and
- other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, acts of war or terrorism or responses to these events.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, financial condition, and results of operations. A decline in the market price of our securities could also adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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There can be no assurance that we will be able to maintain compliance with the listing standards of the NYSE.

Our common stock and public warrants are listed on the NYSE. However, although we currently meet the minimum initial listing standards required by the NYSE, there can be no assurance that our securities will continue to be listed on the NYSE in the future. In order to continue listing our securities on the NYSE, we must maintain certain financial, distribution and share price levels, and a minimum number of holders of our securities.

If the NYSE delists any of our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;
- reduced liquidity for our securities;
- a determination that our common stock is a "penny stock," which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
- a limited amount of news and analyst coverage; and
- decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Because our common stock and public warrants are listed on the NYSE, they are covered securities under the statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. State securities regulators may use these powers, or threaten to use these powers, to hinder the sale of our securities in their states. Further, if in the future our securities are no longer listed on the NYSE, then such securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Delaware law and provisions in the Charter and Bylaws could make a takeover proposal more difficult.

Our organizational documents are governed by Delaware law. Certain provisions of Delaware law and of the Charter and Bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by our stockholders. These provisions provide for, among other things:

- the ability of our board of directors to issue one or more series of preferred stock;
- certain limitations on convening special stockholder meetings; and
- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, we may experience negative reactions from the financial markets, including negative impacts on the price of our common stock. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and to cause us to take other corporate actions that our stockholders desire. See "Description of Securities".

Our ability to operate our business effectively depends in large part on certain administrative and other support functions provided to us by ERJ pursuant to the Services Agreements. Following the expiration or termination of the Services Agreements, our ability to operate our business effectively may suffer if it is unable to cost-effectively establish its own administrative and other support functions in order to operate as a stand-alone company.

We will rely on certain administrative and other resources of ERJ, including information technology, financial reporting, tax, treasury, human resources, procurement, insurance and risk management and legal services, to operate our business. In connection with the Pre-Closing Restructuring, Eve entered into three MSAs, including one by and between Eve and ERJ and another by and between Eve and Atech . Pursuant to such MSAs, ERJ and its subsidiaries (other than Eve and its subsidiaries) will supply products and perform certain services, relating to the development, certification, manufacturing and support of eVTOLs. The initial terms of the Atech MSA and ERJ MSA are 15 years each. Eve also entered into a MSA with the Brazilian Subsidiary pursuant to which the Brazilian Subsidiary will develop and facilitate the execution of a commercial business plan for the strategic development of the UAM Business on behalf of Eve. In addition, Eve and the Brazilian Subsidiary entered into a SSA with ERJ and EAH pursuant to which the ERJ entities (other than Eve and its Subsidiaries) will provide certain corporate and administrative services to Eve and the Brazilian Subsidiary. The initial term of the SSA with ERJ is expected to end on the 15th anniversary of the effective date of such agreement. These services may not be sufficient to meet Eve's needs and may not be provided at the same level as when the entities comprising Eve were part of ERJ. We and ERJ will each rely on the other to perform our respective obligations under the Services Agreements. If ERJ is unable to satisfy its material obligations under the agreement, or if the agreement is terminated as to any services or entirely, we may not be able to obtain such services at all or obtain the services on terms as favorable as those in the Services Agreements and could, as a result, suffer operational difficulties or significant losses.

In addition, prior to the date on which the Services Agreements were entered into, Eve and its Subsidiaries received informal support from ERJ as wholly owned subsidiaries of ERJ, and the level of this informal support may diminish now that we are a separate, independent company. Any failure or significant interruption of our own administrative systems or in ERJ's administrative systems during the term of the Services Agreements could result in unexpected costs, impact our results or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

Eve may have been able to obtain better terms from unaffiliated third parties than the terms it received pursuant to the Services Agreements with ERJ.

The terms of the Services Agreements were negotiated while Eve was a wholly owned subsidiary of ERJ. Accordingly, Eve did not have an independent board of directors or a management team that was independent of ERJ during the period in which the Services Agreements were prepared. As a result, the terms of the Services Agreements may not reflect terms that would have resulted from arms-length negotiations between unaffiliated third parties and any such arms-length negotiations with an unaffiliated third party may have resulted in more favorable terms to Eve.

Our Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our public or private placement warrants, which could limit the ability of public or private placement warrant holders to obtain a favorable judicial forum for disputes with our company.

Our Warrant Agreement dated as of November 16, 2020, by and between Zanite and Continental Stock Transfer & Trust Company, as warrant agent (the "Warrant Agreement"), provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to our Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of our Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our public or private placement warrants shall be deemed to have notice of, and to have consented to, the forum provisions in our Warrant Agreement.

If any action, the subject matter of which is within the scope of the forum provisions of our Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a "foreign action") in the name of any holder of our public or private placement warrants, such holder of our public or private placement warrants shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an "enforcement action"), and (y) having service of process made upon such holder of our public or private placement warrants in any such enforcement action by service upon such holder's counsel in the foreign action as agent for such holder of our public or private placement warrants.

This choice-of-forum provision may limit the ability of a holder of our public or private placement warrants to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

You may only be able to exercise your public warrants on a "cashless basis" under certain circumstances, and if you do so, you will receive fewer shares of common stock from such exercise than if you were to exercise such warrants for cash.

The Warrant Agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the shares of common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; (ii) if we have so elected and the shares of common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of "covered securities" under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption. If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the "fair market value" of our shares of common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The "fair market value" is the average reported closing price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of common stock from such exercise than if you were to exercise such warrants for cash.

The only principal asset of the Company is its interest in Eve and accordingly, it depends on distributions from Eve to pay taxes and expenses.

We are a holding company with no material assets other than our interests in Eve. We are not expected to have independent means of generating revenue or cash flow, and our ability to pay taxes and operating expenses, as well as dividends in the future, if any, will be dependent upon the financial results and cash flows of Eve. There can be no assurance that Eve will generate sufficient cash flow to distribute funds to us, or that applicable law and contractual restrictions, including negative covenants under any debt instruments, if applicable, will permit such distributions. If Eve does not distribute sufficient funds to us to pay our taxes or other liabilities, we may default on contractual obligations or have to borrow additional funds. In the event that we are required to borrow funds, it could adversely affect our liquidity and subject it to additional restrictions imposed by lenders.

Pursuant to the Tax Receivable Agreement (the "TRA"), the Company will in certain circumstances be required to pay to EAH 75% of the net income tax savings that the Company realizes as a result of increases in tax basis in the assets of the Company or certain of its subsidiaries resulting from the Pre-Closing Restructuring and tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA, for periods when the Company is not a member of EAH's U.S. federal consolidated group, and those payments may be substantial.

The Pre-Closing Restructuring resulted in increases in the Company's tax basis of its tangible and intangible assets. These increases in tax basis may increase (for income tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that the Company would otherwise be required to pay in the future had such tax basis increase never occurred.

In connection with the business combination, the Company and EAH entered into the TRA, which generally provides for the payment by the Company of 75% of certain net tax benefits, if any, that the Company realizes (or in certain cases is deemed to realize) as a result of these increases in tax basis and tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA. The timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the recognition of the Company's income. Moreover, the timing of any payments under the TRA is uncertain because the Company is a member of a consolidated, combined, affiliated or other group filing a joint return for U.S. federal or state income tax purposes of which EAH or an affiliate of EAH is the common parent (the "EAH Consolidated Group"). As a result, the income, operations, and any depreciation and amortization deductions of the Company will generally be reflected on the joint return of EAH as parent of the EAH Consolidated Group, rather than on a separate tax return of the Company. During the period during which the Company is a member of the EAH Consolidated Group, the sharing of tax benefits between EAH and the Company will be governed by the Tax Sharing Agreement (the "TSA") entered into by the Company and EAH at the closing of the business combination, rather than the TRA. In general, pursuant to the TSA, for periods in which the Company has taxable income that contributes to and increases the overall tax liability of the EAH Consolidated Group, the TSA requires the Company to make payments to EAH equal to the tax liability the Company would be required to pay if it had not been a member of the EAH Consolidated Group but had filed a separate return. For periods in which the Company's inclusion in the EAH Consolidated Group decreases the tax liability of the EAH Consolidated Group, tax benefits generated by the Company that are realized by EAH will be recorded in an off-book register and will apply to offset future payments, if any, due from the Company to EAH under the TSA. When the Company is no longer a member of the EAH Consolidated Group, any tax benefits generated by the Company that have not been applied to offset payments under the TSA at the time the Company ceases to be a member of the EAH Consolidated Group will offset any amounts payable by the Company to EAH under the TRA. For purposes of determining the amount of payments required to be made by the Company pursuant to the foregoing, and for determining the extent to which tax benefits generated by the Company that are realized by the EAH Consolidated Group may offset future payments under the TSA or the TRA, the TSA will generally disregard 75% of the tax benefit arising from the tax basis in the assets of the company created in the Pre-Closing Restructuring, consistent with the agreed sharing percentages for such tax savings under the TRA. Payments the Company will make under the TRA may be substantial and could have a material adverse effect on the Company's financial condition.

Any payments made by the Company under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to the Company. To the extent that the Company is unable to make timely payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid; however, nonpayment for a specified period and/or under certain circumstances may constitute a material breach of a material obligation under the TRA and therefore accelerate payments due under the TRA, as further described below. Furthermore, the Company's future obligation to make payments under the TRA could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the TRA.

In certain cases, payments under the TRA may exceed the actual tax benefits the Company realizes or be accelerated.

Payments under the TRA will be based on the tax reporting positions that the Company determines, and the IRS or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that the Company takes, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by the Company are disallowed, EAH will not be required to reimburse the Company for any excess payments that may previously have been made under the TRA, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to EAH will be applied against and reduce any future cash payments otherwise required to be made by the Company, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by the Company may not arise for a number of years following the initial time of such payment and, even if challenged earlier, such excess cash payment may be greater than the amount of future cash payments that the Company might otherwise be required to make under the terms of the TRA and, as a result, there might not be future cash payments against which such excess can be applied.

As a result, in certain circumstances the Company could make payments under the TRA in excess of the Company's actual income or franchise tax savings, which could materially impair the Company's business, financial condition, and results of operations.

Moreover, the TRA provides that, in the event that (i) the Company exercises its early termination rights under the TRA, or (ii) the Company in certain circumstances, materially breaches any of its material obligations under the TRA, whether as a result of failure to make any payment when due (except for all or a portion of such payment that is being validly disputed in good faith under this Agreement, and then only with respect to the amount in dispute) or failure to honor any other material obligation required hereunder to the extent not cured within 30 calendar days following receipt by the Company of written notice of such failure from EAH or by operation of law as a result of the rejection of this Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, unless with respect to clauses (ii) certain liquidity exceptions apply, the Company's payment obligations will accelerate and the Company will be required to make a lump-sum cash payment to EAH equal to the present value of all forecasted future payments that would have otherwise been made under the TRA based on certain assumptions (including those relating to the Company's future taxable income). Additionally, in the case of actions or transactions constituting a change of control or a divestiture of certain assets, the payments due under the TRA would be determined using certain valuation assumptions, including that the Company will generate sufficient taxable income to fully utilize the applicable tax assets and attributes covered under the TRA and as a result the Company may be required to make payments under the TRA prior to the time when the Company actually realizes cash tax savings. Such lump-sum payment and other advance payments could be substantial and could exceed the actual tax benefits that the Company realizes subsequent to such payment because such payment would be calculated assuming, among other things, that the Company would have certain assumed tax benefits available to it and that the Company would be able to use the assumed and potential tax benefits in future years.

There may be a material negative effect on the Company's liquidity if the payments under the TRA exceed the actual income or franchise tax savings that the Company and its direct or indirect subsidiaries realize. Furthermore, the Company's obligations to make payments under the TRA could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will lose our emerging growth company status no later than December 31, 2025, although certain circumstances could cause us to lose that status earlier. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with other public companies difficult or impossible because of the potential differences in accounting standards used.

Additionally, until June 30, 2022, we qualified as a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K and took advantage of certain reduced disclosure obligations prior to June 30, 2022. Taking advantage of such reduced disclosure obligations may make comparisons of our financial statements with other public companies difficult or impossible.

Risks Related to Ownership of Our Common Stock and Warrants

Our Certificate of Incorporation designates a state or federal court located within the State of Delaware and the federal district courts of the United States as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation ("Charter") provides that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or to the Company's stockholders, (iii) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder arising pursuant to any provision of the DGCL or our Bylaws or our Charter (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder governed by the internal affairs doctrine. Our Charter further provides that, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. This exclusive forum provision will not apply to any causes of action arising under the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Further, the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If a court were to find either exclusive forum provision in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Charter and Bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, our Bylaws and our indemnification agreements that we entered into with our directors and officers provide that:

- We will indemnify our directors and officers for serving in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

- We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

- We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

- We are not obligated pursuant to our Bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

- The rights conferred in our Bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

- We may not retroactively amend our Charter or Bylaws to reduce our indemnification obligations to directors, officers, employees and agents existing at the time of such amendment with respect to any acts or omissions occurring prior to such amendment.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock and do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our Board. Accordingly, investors must rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management's attention from other business concerns, which could seriously harm its business.

Future sales or resales or the perception of future sales or resales of common stock by us or our existing securityholders may cause the market price of our securities to drop significantly, even if our business is doing well.

The sale or resale of substantial amounts of shares of common stock or warrants in the public market, or the perception that such sales or resales could occur, could harm the prevailing market price of shares of common stock and warrants. These sales or resales, or the possibility that these sales or resales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive is, among other things, dependent upon the market price of common stock. If the market price for shares of common stock is less than the exercise price of a holder's warrant, such holder may be less likely to exercise their warrants as they would be selling at a loss if they exercised their warrants and then sold their common stock. The issuance and exercise of the new warrants are also subject to the UAM Business milestones and lock-up periods described in our prospectus, dated January 18, 2023, filed on January 20, 2023, pursuant to Rule 424(b) under the Securities Act, relating to the Registration Statement on Form S-1, as amended (File No. 333-265337).

On December 21, 2021, December 24, 2021, March 9, 2022, March 16, 2022 and April 4, 2022, in connection with the business combination, Zanite entered into subscription agreements or amendments thereto (as amended from time to time, the "Subscription Agreements") with certain investors, including certain strategic investors and/or investors with existing relationships with ERJ (the "Strategic Investors"), Zanite Sponsor LLC, a Delaware limited liability company (the "Sponsor"), and EAH (collectively, the "PIPE Investors"), pursuant to which, and on the terms and subject to the conditions of which, Zanite agreed to issue and sell to the PIPE Investors in private placements to close immediately prior to the Closing, an aggregate of 35,730,000 shares of Class A common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $357,300,000, which included the commitment of the Sponsor to purchase 2,500,000 shares of Class A common stock for a purchase price of $25,000,000 and the commitment of EAH to purchase 18,500,000 shares of Class A common stock for a purchase price of $185,000,000 (the "PIPE Investment"). The PIPE Investment was consummated substantially concurrently with the closing of the business combination. The Sponsor and EAH are contractually restricted from selling or transferring any of their shares of common stock (not including the shares of our common stock issued to the Sponsor and EAH in the PIPE Investment pursuant to the terms of the Subscription Agreements or purchased in the public market) (the "Lock-up Shares") for certain periods of time. Under the amended and restated registration rights agreement, dated as of May 9, 2022, by and among the Sponsor, Zanite, EAH and certain other parties thereto (the "Amended and Restated Registration Rights Agreement"), such lock-up restrictions applicable to the Lock-up Parties' (as defined in the Amended and Restated Registration Rights Agreement) Lock-up Shares (as defined in the Amended and Restated Registration Rights Agreement) begin at the closing of the business combination and end on the date that is three years after the closing of the business combination. Other PIPE Investors, however, are not restricted from selling any of their shares of common stock, other than by applicable securities laws. As such, sales of a substantial number of shares of our common stock in the public market could occur at any time. In addition, in July and September 2024, the Company closed on subscription agreements, warrant agreements and warrant exchange agreements with certain investors relating to the 2024 Private Placement for the issuance and sale of 23,900,000 newly issued shares of common stock for cash at a purchase price of $4.00 per share, for a total of $95.6 million in new equity financing, the exchange of certain Public Warrants and Market Warrants for shares of common stock, and the issuance of certain Penny Warrants to certain investors. Refer to Note 7 and Note 8 of the accompanying consolidated financial statements. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our stock. As restrictions on resale end and registration statements are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price. Additionally, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

As an indirect subsidiary of ERJ, the Company falls within Embraer's IT ecosystem and has adopted their processes and mechanisms for the assessment, identification and management of risks arising from cybersecurity threats. Eve, like all business organizations, is subject to a broad range of cyber threats, with varying levels of sophistication. The techniques and tools used in cyber threats can evolve rapidly and include new technologies, such as advanced automation and artificial intelligence. These cyber threats can jeopardize the confidentiality, availability and integrity of our systems and data, including our business partners' confidential, classified or personal data.

Our cybersecurity risk management strategy is designed to detect, prevent, monitor and respond to security incidents, minimize unavailability, protect integrity of data and prevent data leakage. We have adopted various processes for the assessment, identification and management of risks arising from cybersecurity threats, which are documented in our Cybersecurity Incident Response Procedure, Directives for Cyber Protection in Embraer Group Companies, and Procedures to Monitoring and Responding to Information Security Incidents.

We apply cybersecurity solutions and procedures to help ensure the most appropriate and applicable handling, collection, and availability of data and information used by our corporate systems, business processes and products. These procedures and mechanisms are based on best market practices (including frameworks such as NIST CSF and ISO27001/2) and undergo periodic reviews to help ensure their ability to spot, control, and respond to potential global cyber threats.

We have a cybersecurity incident response cycle procedure that is followed by the Eve Cyber Security team and Embraer's SOC/SIEM team, which is a four-stage procedure response to be used in case of a detected cybersecurity incident. The procedure comprises the following stages: (i) the training and preparation of our teams to act promptly in response to cybersecurity incidents by implementing controls based on risk assessments; (ii) incident detection and analysis; (iii) actions for containment, eradication and recovery from the incident; (iv) post-incident activities, which comprises the activities to avoid, prevent and improve actions in case of new incidents and train those involved in the incident and raise awareness among other employees to avoid new cases.

As part of our risk management strategy, we have in the past engaged third-parties to assess our cybersecurity controls and procedures. We also have processes to assess and oversee material risks from cybersecurity threats associated with our third-party service providers.

Cybersecurity Incidents

To date, we are not aware of risks from cybersecurity threats, including as a result of any previous known cybersecurity incidents, that have materially affected, or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, future cybersecurity incidents may interrupt our operations, cause reputational harm, subject us to increased operating costs and/or expose us to litigation. Despite our security controls and measures to prevent the violation of our systems, we cannot guarantee that cyberattacks or similar breaches will not happen in the future. For additional information on cybersecurity risks, see the risk factors, "We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our aircraft and customer data processed by us or our third-party vendors," "Failure to adequately protect against risks relating to Cybersecurity could materially and adversely affect us" and "If we or our third-party service providers experience a security breach, or if unauthorized parties otherwise obtain access to our customers' data, our reputation may be harmed, demand for services may be reduced, and we may incur significant liabilities" in Part I, Item 1A. of this Form 10-K.

Governance

We have developed and continue to enhance our cybersecurity governance program to help identify and assess material risks from cybersecurity threats.

Our management team, with involvement and input from our Board of Directors and the Audit Committee, performs enterprise risk assessments annually, or as needed, to help identify and manage key existing and emerging enterprise risks for the Company. Our enterprise risk assessment process seeks to identify both the potential impacts to Eve of a particular risk, and its probability to materialize. Our management team has the overall responsibility for, and oversight of, our Enterprise Risk Management ("ERM") process, monitoring and managing each of the identified risks, and cybersecurity is among the risks identified and presented to the management team in connection with ERM risk assessments. Embraer's Group Chief Information Security Officer ("CISO") is primarily responsible for the assessment and management of cybersecurity risks. Embraer's CISO has several years of experience in information security and possesses the requisite education, skills and competence expected of an individual assigned to these duties.

Our Audit Committee is responsible for discussing guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company, including the internal audit function, assess and manage the Company's exposure to cybersecurity risk. Following an ERM risk assessment, any risks identified, including cybersecurity, are presented to the Audit Committee by the management team. The Audit Committee receives updates throughout the year on enterprise risks, including cybersecurity matters.

Item 2. Properties

We operate primarily out of facilities located in Eugenio de Melo, Brazil, and, in the United States, Melbourne, Florida. We have leases for facilities in Gavião Peixoto and Taubaté, Brazil that have not yet commenced. All of our facilities are located on land that is either owned or leased by ERJ. We have entered into lease agreements with ERJ with respect to each of these facilities.

Item 3. Legal Proceedings

We are, from time to time, subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. We are not currently a party to any such claims, lawsuits or proceedings, the outcome of which, if determined adversely to us, we believe would, individually or in the aggregate, be material to our business or result in a material adverse effect on our future operating results, financial condition or cash flows.

On March 3, 2025, a shareholder derivative action captioned Taylor v. Embraer Aircraft Holding, Inc., et al., was filed in the Court of Chancery of the State of Delaware, against Embraer Aircraft Holding, Inc. ("EAH") and our directors and executive officers, asserting breach of fiduciary duty claims related to the private placement of common stock and warrants that were issued to EAH in September 2024. Eve was also named as a nominal defendant in the case.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock trades on the New York Stock Exchange under the symbol "EVEX".

Holders

As of December 31, 2024, there were 59 holders of record of our common shares.

Dividends

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors. Our ability to declare dividends may be limited by the terms of financing or other agreements entered into by us or our subsidiaries from time to time.

Performance Graph

The following graph shows the performance of an investment of $100 cash on May 10, 2022 (the date our common stock began trading on the NYSE after the Business Combination), through December 31, 2024, for (1) our common stock, (2) the average performance of the common stock of our peers listed in the NYSE (detailed below), (3) Russell 2000 Index and (4) NYSE Arca Airline Index. All values assume reinvestment of the full amount of all dividends, if applicable.



As of December 31, 2024, the comparable companies used for the Peer Average are comprised of Archer Aviation Inc. (NYSE: ACHR), Joby Aviation, Inc. (NYSE: JOBY), Vertical Aerospace Ltd. (NYSE: EVTL), Lilium N.V. (Nasdaq: LILM) and EHang Holdings Ltd. (Nasdaq: EH).

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Offerings

Unregistered Sales

None.

Use of Proceeds

None.

Item 6. [Reserved]

53

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis provides information that Eve's management believes is relevant to an assessment and understanding of Eve's consolidated results of operations and financial condition. The discussion should be read together with the audited consolidated financial statements for the year ended December 31, 2024 and 2023, and the related notes that are included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K and in our other filings with the SEC. Capitalized terms not defined have the same meaning as in the notes to the consolidated financial statements.

Discussions of results for the year ended December 31, 2022 and year-to-year comparisons between 2022 and 2023 that are not included in this Form 10-K can be found in our 2023 Annual Report on Form 10-K filed with the SEC on March 8, 2024.

Overview

Eve Holding, Inc. (together with its subsidiaries, as applicable, "Eve", the "Company", "we", "us" or "our"), a Delaware corporation, is an aerospace company with operations in Melbourne, Florida and São Paulo, Brazil. The Company is a former blank check company incorporated on November 19, 2020, under the name Zanite Acquisition Corp. ("Zanite") as a Delaware corporation that was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Eve's goal is to be a leading company in the urban air mobility ("UAM") market by taking a holistic approach to developing a UAM solution that includes: the design and production of electric vertical take-off and landing vehicles ("eVTOLs"), a portfolio of services and support (TechCare) focused on Eve's and third-party eVTOLs, and a new air traffic management system (Vector) for eVTOLs, otherwise known as Urban Air Traffic Management ("UATM") system designed to allow eVTOLs to operate safely and efficiently in dense urban airspace alongside conventional aircraft and drones. Eve's mission is to bring affordable air transportation to all passengers, improve quality of life, unleash economic productivity, save passengers time, and reduce global carbon emissions. Eve plans to leverage its strategic relationship with Embraer to de-risk and accelerate its development plans, while saving costs by utilizing Embraer's extensive resources.

Fourth Quarter Developments

eVTOL Airworthiness Criteria Published by ANAC. On November 5, 2024, the Company announced ANAC had published the final version of the airworthiness criteria for Eve's eVTOL, representing an important milestone in the certification process.

Citibank Credit Agreement. On October 29, 2024, the Company entered into a credit agreement with Citibank, N.A. ("Citi") (the "Credit Agreement"), pursuant to which on October 29, 2024, Citi advanced $50 million to support the Company's production and sale of eVTOL aircraft. The loan is subject to an interest rate of 3.90% per year plus Term Secured Overnight Financing Rate ("SOFR") and a term of four years, with $25 million due on October 29, 2027 and $25 million due on October 30, 2028.

BNDES Financing Agreement. On October 10, 2024, Eve Brazil and ERJ entered into a financing agreement, dated as of October 7, 2024 (the "Financing Agreement"), with BNDES, pursuant to which BNDES has agreed to grant four lines of credit to Eve Brazil. The credit is intended for the deployment of a manufacturing unit for the production of eVTOLs, in Taubaté, State of São Paulo. The Financing Agreement provides that the availability of such lines of credit is subject to BNDES's rules and regulations. As of December 31, 2024, the four lines of credit total to approximately $83.4 million.

BNDES Loan Agreement. On November 22, 2024, Eve Brazil entered into a loan agreement, dated as of November 21, 2024 (the "Loan Agreement"), with BNDES, pursuant to which BNDES agreed to grant Eve Brazil, a loan in the amount of R$ 200 million (approximately $32.3 million as of December 31, 2024), to support the second phase of the development of the Company's eVTOL project. The line of credit will be granted in Brazilian reais by Fundo Nacional Sobre Mudança Climática ("FNMC"), a BNDES fund that supports businesses focused on mitigating climate change and reducing carbon emissions.

Business Model

Eve plans to grow the UAM ecosystem by providing a complete portfolio of UAM solutions across three primary offerings:

eVTOL Production and Design. Eve is designing and certifying an eVTOL purpose-built for UAM missions. Eve plans to market its eVTOLs globally to operators of UAM services, including fixed wing and helicopter operators, as well as lessors that purchase and manage aircraft on behalf of operators.

Service and Operations Solutions - TechCare. Eve plans to offer a full suite of eVTOL service and support capabilities, including material services, maintenance, technical support, training, ground handling and data services. Its services will be offered to UAM fleet operators on an agnostic basis – supporting both its own eVTOL and those produced by third parties.

Urban Air Traffic Management - Vector. Eve is developing a next-generation UATM system to help enable eVTOLs to operate safely and efficiently in dense urban airspace along with conventional fixed wing and rotary aircraft and unmanned drones. Eve expects to offer its UATM software to customers that include air navigation service providers, fleet operators and vertiport operators.

To date, Eve has not generated any revenue, as it continues to develop its eVTOL vehicles and other UAM solutions. As a result, Eve will require substantial additional capital to develop products and fund operations for the foreseeable future. Until Eve can generate any revenue from product sales and services, it expects to finance operations through a combination of existing cash on hand, public offerings, private placements, and debt financings. The amount and timing of future funding requirements will depend on many factors, including the pace and results of development efforts.

Service Agreements

Eve Sub has entered into the Master Service Agreement with ERJ and the Atech MSA with Atech (collectively, the "MSAs"), a Service Agreement with Eve Brazil, and the SSA with ERJ, EAH and Eve Brazil. Pursuant to the MSAs with ERJ and Atech, each of ERJ and Atech, either directly or through their respective affiliates, will provide certain services and products to Eve and its subsidiaries, including, among others, product development of eVTOL, services development, parts planning, technical support, AOG (Aircraft on Ground) support, MRO (Maintenance, Repaid and Overhaul) planning, training, special programs, technical publications development, technical publications management and distribution, operation, engineering, designing and administrative services and, at Eve's option, future eVTOL manufacturing services. Eve expects to collaborate with ERJ and leverage ERJ's expertise as an aircraft producer, which will help it design and manufacture eVTOLs with low maintenance and operational costs and design systems and processes for maintenance, develop pilot training programs, and establish operations. The services provided under the SSA include, among others, corporate and administrative services to Eve. In addition, Eve Sub has also entered into the Data Access Agreement with ERJ and Eve Brazil, pursuant to which, among other things, ERJ has agreed to provide Eve Brazil with access to certain of its intellectual property and proprietary information in order to facilitate the execution of the specific activities that are set out in certain of the statements of work entered into pursuant to the Services Agreements.

The aforementioned Services Agreements continue to be in full force and effect. Further information about such agreements is set forth in our prospectus, dated January 18, 2023, filed on January 20, 2023, pursuant to Rule 424(b) under the Securities Act, relating to the Registration Statement on Form S-1/A, as amended (File No.333-265337) (the "Prospectus"), in the section entitled "*Material Agreements*".

Key Factors Affecting Operating Results

For further discussion on the risks attendant to the Key Factors Affecting Operating Results, see the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K.

Brazilian Economic Environment

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government's actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies and incentives, price controls, currency devaluations, capital controls, and limits on imports. Changes in Brazil's monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest-rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian government's response to these developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur require continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing exports of Brazilian goods, or in the Brazilian economy, over which we have no control, may have a material adverse effect on our business.

Inflation and exchange rate variations have had and may continue to have substantial effects on our financial condition and results of operations.

Inflation and exchange rate variations affect our monetary assets and liabilities denominated in Brazilian reais. The value of these assets and liabilities as expressed in US Dollars declines when the real devalues against the US Dollar and increases when the real appreciates. In periods of devaluation of the real, we report (i) a remeasurement loss on real-denominated monetary assets and (ii) a remeasurement gain on real-denominated monetary liabilities. For additional information on the effects of exchange rate variations on our financial condition and results of operations, see the section entitled "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

Development of the UAM Market

Our revenue will be directly tied to the continued development and sale of eVTOL and related services. While we believe the market for UAM will be large, it remains undeveloped and there is no guarantee of future demand. We currently anticipate commercialization of our eVTOL services-and-support business beginning in 2026, followed by the commercialization and initial revenue generation from the sale of our eVTOLs beginning in 2027, and our business will require significant investment leading up to launching passenger services, including, but not limited to, final engineering designs, prototyping and testing, manufacturing, software development, certification, pilot training, and commercialization.

We believe one of the primary drivers for adoption of our UAM services is the value proposition and time savings offered by aerial mobility relative to traditional ground-based transportation. Additional factors impacting the pace of adoption of our UAM services include but are not limited to: perceptions about eVTOL quality, safety, performance and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge, volatility in the cost of oil and gasoline, availability of competing forms of transportation, such as ground or air taxi or ride-hailing services, the development of adequate infrastructure, consumers' perception about the convenience and cost of transportation using eVTOL relative to ground-based alternatives, and increases in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for UAM services, particularly if end-user pricing is at a premium to ground-based transportation alternatives or more permanent work-from-home behaviors persist. We anticipate initial operations in selected high-density metropolitan areas where traffic congestion is particularly acute and operating conditions are suitable for early eVTOL operations. If the market for UAM does not develop as expected, this will impact our ability to generate revenue or grow our business.

Competition

We believe that our primary sources of competition are focused UAM developers and established aerospace and automotive conglomerates developing UAM businesses. We expect the UAM industry to be dynamic and increasingly competitive. Our competitors could get to market before us, either generally or in specific markets. Even if we are first to market, we may not fully realize the benefits we anticipate and we may not receive any competitive advantage or may be overcome by other competitors. If new companies or existing aerospace or automotive conglomerates launch competing solutions in the markets in which we intend to operate and obtain large-scale capital investment, we may face increased competition. Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for UAM products and services, making it easier for them to obtain the permits and authorizations required to operate UAM services. In the event our project experiences substantial delays, or our current or future competitors overcome our advantages, our business, financial condition, operating results and prospects would be harmed.

Government Certification

We plan to obtain authorizations and certifications for our eVTOL with the Agência Nacional de Aviação Civil ("ANAC"), Federal Aviation Administration ("FAA"), and European Union Aviation Safety Agency ("EASA") initially and will seek certifications from other aviation authorities as necessary. We will also need to obtain authorizations and certifications related to the production of our aircraft and the deployment of our related services. While we anticipate being able to meet the requirements of such authorizations and certifications, we may be unable to obtain such authorizations and certifications, or to do so on the timeline we project. Should we fail to obtain any of the required authorizations or certifications, or do so in a timely manner, or any of these authorizations or certifications are modified, suspended or revoked after we obtain them, we may be unable to launch our commercial service or do so on the timelines we project, which would have adverse effects on our business, prospects, financial condition and/or results of operations.

Initial Business Development Engagement

Since its founding, Eve has been engaged in multiple market and business development projects around the world. Examples of this include two concepts of operation ("CONOPS") with Airservices Australia as well as with the United Kingdom Civil Aviation Authority. Both of these market and business development initiatives demonstrate Eve's ability to create new procedures and frameworks designed to enable the safe scalability of UAM together with our partners. Using these initiatives as a guide, Eve has launched CONOPS in Rio de Janeiro, São Paulo, Miami, Japan, and Chicago, and hopes to launch additional concepts of operation in the United States, Brazil and around the world.

In addition to our market development initiatives, Eve has signed non-binding letters of intent to sell approximately 2,900 of our eVTOL aircraft and we continue to seek additional opportunities for sales partnerships. In addition to these deals, Eve has been actively involved in the UAM ecosystem development by signing Memorandums of Understanding ("MOUs") with about 30 market-leading partners in segments spanning infrastructure, operations, platforms, utilities, and others. In the future, we plan to focus on implementation and ecosystem readiness with our existing partners while continuing to seek UATM and support-services partnerships in order to complement our business model and drive growth.

Fully-Integrated Business Model

Eve's business model to serve as a fully-integrated eVTOL transportation solution provider is uncertain. Present projections indicate that payback periods on eVTOL aircraft will result in a viable business model over the long-term as production volumes scale and unit economics improve to support sufficient market adoption. As with any new industry and business model, numerous risks and uncertainties exist. Our financial results are dependent on certifying and delivering eVTOL on time and at a cost that supports returns at prices that sufficient numbers of customers are willing to pay based on value arising from time and efficiency savings from utilizing eVTOL services. Our aircraft include numerous parts and manufacturing processes unique to eVTOL aircraft, in general and our product design, in particular. Best efforts have been made to estimate costs in our planning projections; however, the variable cost associated with assembling our aircraft at scale remains uncertain at this stage of development. The success of our business also is dependent, in part, on the utilization rate of our aircraft and reductions in utilization will adversely impact our financial performance. Our aircraft may not be able to fly safely in poor weather conditions, including snowstorms, thunderstorms, lightning, hail, known icing conditions and/or fog. Inability to operate safely in these conditions would reduce our aircraft utilization and cause delays and disruptions in our services. We intend to maintain a high daily aircraft utilization rate which is the amount of time our aircraft spend in the air carrying passengers. High daily aircraft utilization is achieved in part by reducing turnaround times at vertiports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events.

Results of Operations

The following tables set forth statement of operations information (in thousands):

| | Year Ended December 31, | | | 2024 vs. 2023 Change | |
	2024	2023	2022	(Unfavorable)/ Favorable	%
Operating expenses					
Research and development expenses	$ 129,844	$ 105,581	$ 51,858	$ (24,263)	(23)%
Selling, general and administrative expenses	26,529	23,104	32,856	(3,425)	(15)%
New warrants expenses	-	1,863	104,776	1,863	n.m.
Total operating expenses	156,374	130,549	189,490	(25,825)	(20)%
Operating loss	(156,374)	(130,549)	(189,490)	(25,825)	(20)%
Gain/(loss) from derivative liabilities	6,983	(10,403)	9,548	17,385	n.m.
Financial investment income	12,299	11,672	5,073	627	5 %
Related party loan interest income	2,875	4,385	1,650	(1,511)	(34)%
Interest expense	(3,661)	(252)	-	(3,410)	n.m.
Other gain/(loss), net	218	(945)	122	1,162	n.m.
Loss before income taxes	(137,661)	(126,091)	(173,097)	(11,571)	(9)%
Income tax expense	507	1,568	933	1,061	68 %
Net loss	$ (138,168)	$ (127,658)	$ (174,030)	$ (10,510)	(8)%

n.m. = not meaningful

57

Research and development expenses

Research and development activities represent a significant part of the Company's expenses. Research and development efforts focus on the design and development of the eVTOL, development of service and operations solutions for our aircraft and those manufactured by third parties, and the development of Vector, a UATM software platform. Research and development expenses consist of personnel-related costs (including salaries, bonuses, benefits and share-based compensation) for employees focused on research and development activities, fees incurred under the Master Service Agreements, equipment and materials, and an allocation of overhead, including rent, information technology costs and utilities. Research and development expenses are expected to continue to increase as the Company adds staffing to support eVTOL aircraft engineering and software development, builds aircraft prototypes, progresses towards the launch of the first eVTOL aircraft, and continues to explore and develop next generation aircraft and technologies.

Research and development expenses increased $24.3 million for the year ended December 31, 2024. The increase was primarily driven by the activities contemplated in the MSA agreements with Embraer, who perform several development activities for the Company. These efforts continue to intensify with the continuation of the eVTOL development, including increased engagement of the engineering team who, following the roll-out of a prototype in July 2024, is in the process of performing a series of system and integration ground tests on the aircraft that must be conducted before its debut flight.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits and share-based compensation) for employees associated with administrative services such as executive management, legal, human resources, information technology, accounting and finance. These expenses also include certain third-party consulting services, contractor and professional services, audit and compliance expenses, insurance, corporate overhead, depreciation, rent, and utilities.

Selling, general and administrative expenses increased $3.4 million for the year ended December 31, 2024, primarily related to an increase in Eve's direct workforce, as well as increased spend on outsourced legal and consulting services. Lastly, Eve started to incur warehouse-related costs in 2024, related to our eVTOL production site in Taubaté, Brazil.

Gain/(loss) from derivative liabilities

Derivative liabilities relate to the Private Warrants which are valued using the trading price of the Company's Public Warrants. The $17.4 million favorable change due to the fair value adjustment of derivative liabilities for the year ended December 31, 2024 was due to a $0.48 decrease in the Public Warrant trading price, whereas the trading price increased $0.73 for the year ended December 31, 2023.

Related party loan interest income

Related party loan interest income decreased $1.5 million in the year ended December 31, 2024, primarily due to seven months of interest income in 2024 compared to 12 months in 2023.

Interest expense

Interest expense increased $3.4 million for the year ended December 31, 2024, primarily related to the larger principal balance and a full year of interest expense as compared to 2023 where the initial debt draw was made in September 2023.

Other gain/(loss), net

Other gain, net increased $1.2 million in the year ended December 31, 2024, primarily related to foreign exchange rate gains of $2.7 million due to a net decrease in the BRL to USD exchange rate during the year ended December 31, 2024 as compared to a net increase for the year ended December 31, 2023, offset by an increase in fees and taxes associated with the debt issuances of $1.5 million.

Income tax expense

Income tax expense decreased $1.1 million in the year ended December 31, 2024, primarily due to lower net income at Eve Brazil on a standalone basis. Intercompany transactions with Eve Brazil are eliminated upon consolidation.

Liquidity and Capital Resources

The Company has incurred net losses since its inception and to date has not generated any revenue. We expect to continue to incur losses and negative operating cash flows for the foreseeable future until we successfully commence sustainable commercial operations.

As of December 31, 2024, the Company has cash and cash equivalents of $56.4 million, financial investments of $247.0 million and available debt to be drawn of $125.2 million, which totals to approximately $428.6 million of liquidity. Total liquidity is expected to be sufficient to fund our operating plan for at least the next twelve months.

Future capital requirements include:

- research and development expenses as we continue to develop our eVTOL aircraft;
- capital expenditures for the expansion of manufacturing capacities;
- additional operating costs and expenses for raw material procurement costs;
- general and administrative expenses as we scale operations;
- interest expense from debt financing; and
- selling and distribution expenses as we build, brand and market the eVTOL aircraft.

The Company intends to continue to use its liquidity primarily to fund research and development activities and other personnel costs, which are our principal uses of cash. In light of the significant number of redemptions that occurred during the business combination, the current trading price for shares of our common stock and the unlikelihood that we will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, these funds will likely not be sufficient to enable the Company to complete all necessary development and commercially launch the eVTOL aircraft. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from our customers, the expansion of sales and marketing activities and the timing and extent of spending to support development efforts. Until the Company generates sufficient operating cash flow to cover its operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, the Company expects to utilize a combination of equity and debt financing to fund future capital needs. Currently, no decision has been made as to specific sources of additional funding. The Company may explore different funding opportunities including long-term or convertible debt with private and public banks, advances and pre-delivery down payments from customers, or equity issuances. The Company may be unable to raise additional funds when needed on favorable terms or at all. The sale of securities by selling securityholders pursuant to the Prospectus could result in a significant decline in the public trading price of the common stock and could further decrease the likelihood of raising additional funds successfully. If the Company raises funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If the Company raises funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of preferred and common stockholders. The terms of debt securities or borrowings could impose significant restrictions on our operations. The capital markets have in the past, and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

In the event the Company requires additional financing but is unable to raise additional capital or generate cash flows necessary to continue its research and development and invest in continued innovation, the Company may not be able to compete successfully, which would harm our business, results of operations and financial condition. If adequate funds are not available, the Company may need to reconsider its expansion plans or limit its research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Cash Flows

The following table summarizes cash flows for the periods indicated (in thousands):

	Year Ended December 31,			2024 vs.
	2024	**2023**	**2022**	**2023 change**
Net cash used by operating activities	$ (135,966)	$ (94,509)	$ (59,458)	$ (41,457)
Net cash (used) provided by investing activities	$ (56,216)	$ 66,832	$ (258,476)	$ (123,047)
Net cash provided by financing activities	$ 203,019	$ 24,926	$ 352,704	$ 178,093

2024 Compared with 2023

Net Cash Used by Operating Activities

Net cash used by operating activities increased $41.5 million for the year ended December 31, 2024, primarily as a result of increased net losses due to advancement of the R&D programs and increased headcount, adjusted for the impact of change in non-cash activity related to fair value of derivative instruments of $17.4 million and $10.0 million change in operating assets and liabilities.

Net Cash (Used) Provided by Investing Activities

Net cash related to investing activities decreased $123.0 million for the year ended December 31, 2024, primarily related to higher financial investment purchases of $116.5 million, lower financial investment redemptions of $82.5 million and higher capital expenditures of $5.0 million, partially offset by the collection of the related party loan principal of $81.0 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased $178.1 million for the year ended December 31, 2024, primarily related to financing from the 2024 Private Placement equity raise of $93.3 million, an increase in net debt proceeds of $84.5 million, and other activity of $0.3 million.

Available Credit and Debt

As of December 31, 2024, there is approximately $125.2 million available to be drawn under the Company's debt arrangements.

On January 23, 2023, the Company entered into a loan agreement with BNDES, pursuant to which BNDES granted two lines of credit to the Company, with an aggregate amount of R$490 million (approximately $93.1 million, using the exchange rate on December 31, 2024), to support the development of the eVTOL. For additional information about the Loan Agreement, see the Company's Current Report on Form 8-K filed with the SEC on January 30, 2023.

On December 21, 2023, the Company announced that Bradesco Bank had concluded that the first line of credit under the loan agreement aligned with the 2023 Green Loans Principles, which is a set of guidelines issued for structuring loan operations for sustainable purposes. As of December 31, 2024, a total of R$360.7 million (approximately $69.6 million) had been issued to the Company pursuant to the loan agreement.

On October 10, 2024, the Company entered into a financing agreement, dated as of October 7, 2024, with BNDES, pursuant to which BNDES agreed to grant four lines of credit totaling approximately $83.4 million as of December 31, 2024.

On October 29, 2024, the Company entered into a credit agreement with Citi, pursuant to which Citi lent $50 million and subject to an interest rate of 3.90% per year plus SOFR. The funds will support the production and sale of eVTOL aircraft.

On November 22, 2024, the Company entered into a loan agreement with BNDES for R$200 million (approximately $32.3 million), to support the second phase of the development of the Company's eVTOL project.

For additional information, see Note 7 of the accompanying consolidated financial statements.

Private Placement

In July and September 2024, the Company closed on subscription agreements, warrant agreements and warrant exchange agreements with certain investors relating to the 2024 Private Placement for the issuance and sale of 23,900,000 newly issued shares of common stock for cash at a purchase price of $4.00 per share, for a total of $95.6 million in new equity financing, the exchange of certain Public Warrants and Market Warrants for shares of common stock, and the issuance of certain Penny Warrants to certain investors. Refer to Note 8 and Note 9 of the accompanying consolidated financial statements and the Company's Current Reports on Form 8-K filed with the SEC on July 1, 2024 and July 18, 2024 for additional information.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities and the reported amounts of expenses during the reporting period. Estimates are based on historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. While the Company's significant accounting policies are described in more detail in Note 2 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, management believes the following accounting policies and estimates to be critical to the preparation of the consolidated financial statements:

Valuation allowance of deferred taxes

The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryforward period provided for in the tax law for each applicable tax jurisdiction. The assessment regarding whether a valuation allowance is required or should be adjusted is based on an evaluation of possible sources of taxable income and also considers all available positive and negative evidence factors. Our accounting for the valuation of deferred tax assets represents our best estimate of future events. Changes in our current estimates, due to unanticipated market conditions, governmental legislative actions or events, could have a material effect on our ability to utilize deferred tax assets. At December 31, 2024, valuation allowances against deferred tax assets were $428.5 million. Refer to Note 16 to our consolidated financial statements for additional information on the composition of these valuation allowances and information on the $2.6 million deferred income tax benefit resulting from deferred tax assets in Brazil.

Credit Risk

Financial instruments, which subjects the Company to concentrations of credit risk, consist primarily of cash, cash equivalents, financial investments, and a related party loan receivable. Cash and cash equivalents and financial investments are held at major financial institutions located in the United States of America and Brazil. At times, cash account balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits ($250,000 per depositor per institution). Management believes the financial institutions that hold the Company's cash and cash equivalents and financial investments are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents and financial investments.

The Company also performs an ongoing evaluation of EAH, our counterparty for the related party loan receivable. No allowance for credit loss has been deemed necessary. The loan receivable was collected in August 2024. Refer to Note 5 of the accompanying consolidated financial statements for additional information.

Emerging Growth Company Status

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we are not subject to the same implementation timeline for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

We also take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

We will lose our emerging growth company status and become subject to the SEC's internal control over financial reporting auditor attestation requirements upon the earlier of (1) December 31, 2025, (2) we have total annual gross revenue of at least $1.2 billion, (3) we are deemed to be a large accelerated filer, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk for changes in the Brazilian interest rate CDI, related to our cash equivalents in Brazil that are invested in Bank Deposit Certificates ("CDB"), which are issued by financial institutions in Brazil and immediately available for redemption. The CDI rate is an average of interbank overnight rates in Brazil. A risk to interest income arises from rate fluctuations in the Brazilian interest rates.

As of December 31, 2024, approximately $4.5 million, or 1%, of our consolidated cash and cash equivalents and financial investments were indexed to the variation of the CDI rate. A hypothetical 100 basis point change in the CDI rate would increase or decrease the annual interest income on these instruments by approximately $45 thousand, assuming no change in the amount or composition of our cash and cash equivalents and financial investments.

Our investment policy is focused on the preservation of capital and supporting the Company's liquidity needs. The Company's policy for managing the risk of fluctuations in interest rates on financial investments is to maintain a system to measure market risk, which consists of an aggregate analysis of variety of risk factors that might affect the return of those investments.

The interest rates on the lines of credit made available by BNDES are fixed or fixed upon drawing the debt, which will reduce unexpected variability of the interest expenses.

The interest rate on the Citibank debt is calculated as 3.9% per year plus term SOFR 3M published by CME Group Benchmark Administration Limited, starting with Term SOFR on the day on which agreement was signed. Subsequently, the rate is updated for the Term SOFR published on the date determined by the Bank, that is no more than two business days prior the beginning of the next semester and will be fixed for the next six months until the next update.

Variable-rate debt represented 38%, or $50.0 million, of our total long-term debt as of December 31, 2024. A hypothetical 100 basis point increase in interest rates would increase the annual interest expense on variable-rate debt by approximately $0.5 million.

Foreign Currency Risk

The Company's operations most exposed to foreign exchange gains and losses are those denominated in Brazilian *reais* (labor costs, tax issues, local expenses and financial investments) arising from the subsidiary located in Brazil. The relationship of the *real* to the value of the US Dollar may adversely affect us, mainly due to the fact that approximately 1% of total assets and 10% of total liabilities are in *reais*.

The Brazilian *real* has experienced frequent and substantial variations in relation to the US Dollar and other foreign currencies. As of December 31, 2024, the closing exchange rate was 6.1923 *reais* per US Dollar.

As of December 31, 2024, management analyzed the potential gain/(loss) due to foreign currency rate fluctuation and its impact on related instrument carrying value as follows (USD, in thousands):

| | Risk Factor | December 31, 2024 | | December 31, 2023 | |
		Carrying Value	Potential Gain/(Loss)	Carrying Value	Potential Gain/(Loss)
Assets					
Cash and cash equivalents	BRL	$ 4,670	$ 150	$ 4,570	$ (103)
Liabilities					
Loans and financing	BRL	$ (12,919)	$ (414)	$ (13,194)	$ 296
Other payables	BRL	$ (6,542)	$ (210)	$ (11,703)	$ 263
Exchange rates considered	BRL	6.1923	6.0000	4.8413	4.9500

Item 8. Financial Statements and Supplementary Data

63

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Eve Holding, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Eve Holding, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2022.

Miami, Florida
March 11, 2025

64

EVE HOLDING, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	December 31,	
	2024	**2023**
ASSETS		
Current assets		
Cash and cash equivalents	$ 56,366	$ 46,882
Financial investments	247,012	111,218
Related party receivables	472	191
Related party loan receivable	-	83,042
Other current assets	8,957	889
Total current assets	312,807	242,221
Non-current assets		
Property, plant & equipment, net	611	547
Right-of-use assets, net	1,096	508
Deferred income tax, net	2,637	1,714
Other non-current assets	1,091	348
Total non-current assets	5,435	3,118
Total assets	$ 318,242	$ 245,339
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 1,136	$ 4,571
Related party payables	35,802	20,208
Derivative financial instruments	6,983	13,965
Other current payables	15,422	13,245
Total current liabilities	59,343	51,989
Non-current liabilities		
Long-term debt	132,011	25,764
Other non-current payables	2,966	2,535
Total non-current liabilities	134,977	28,299
Total liabilities	194,320	80,288
Commitments and contingencies (Note 18)		
Equity		
Common stock, $0.001 par value	298	269
Additional paid-in capital	606,460	509,448
Accumulated deficit	(482,835)	(344,667)
Total equity	123,922	165,051
Total liabilities and equity	$ 318,242	$ 245,339

The accompanying notes are an integral part of these consolidated financial statements.
Amounts may not add due to rounding.

65

EVE HOLDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

		Year Ended December 31,			
		2024		**2023**	**2022**
Operating expenses					
Research and development expenses	$	129,844	$ 105,581	$	51,858
Selling, general and administrative expenses		26,529	23,104		32,856
New warrants expenses		-	1,863		104,776
Total operating expenses		156,374	130,549		189,490
Operating loss		(156,374)	(130,549)		(189,490)
Gain/(loss) from derivative liabilities		6,983	(10,403)		9,548
Financial investment income		12,299	11,672		5,073
Related party loan interest income		2,875	4,385		1,650
Interest expense		(3,661)	(252)		-
Other gain/(loss), net		218	(945)		122
Loss before income taxes		(137,661)	(126,091)		(173,097)
Income tax expense		507	1,568		933
Net loss	$	(138,168)	$ (127,658)	$	(174,030)
Weighted-average number of shares outstanding – basic and diluted		288,524	275,763		254,131
Net loss per share – basic and diluted	$	(0.48)	$ (0.46)	$	(0.68)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

		Year Ended December 31,			
		2024		**2023**	**2022**
Net loss	$	(138,168)	$ (127,658)	$	(174,030)
Total comprehensive loss	$	(138,168)	$ (127,658)	$	(174,030)

The accompanying notes are an integral part of these consolidated financial statements.
Amounts may not add due to rounding.

66

EVE HOLDING, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Accumulated Other Comprehensive Loss		Total Equity	
	Shares	Amount								
Balance at January 1, 2022	220,000	$ 220	$	53,490	$	(42,978)	$	(32)	$	10,699
Separation-related adjustment	-	-		(708)		-		32		(676)
Net loss	-	-		-		(174,030)		-		(174,030)
Issuance of common stock	2,039	2		14,998		-		-		15,000
Reverse recapitalization, net	43,392	43		315,283		-		-		315,327
Issuance of New Warrants	-	-		104,776		-		-		104,776
Warrants exercised	3,523	4		32		-		-		35
Warrant expenses	-	-		3,282		-		-		3,282
Share-based compensation and issuance for vested awards	140	0		3,301		-		-		3,301
Reclassification of Public Warrants to equity	-	-		10,580		-		-		10,580
Distribution to Parent, net	-	-		(1,373)		-		-		(1,373)
Balance at December 31, 2022	269,094	$ 269	$	503,662	$	(217,008)	$	-	$	286,922
Net loss	-	-		-		(127,658)		-		(127,658)
Warrants exercised	150	0		3		-		-		3
Issuance of New Warrants	-	-		1,863		-		-		1,863
Warrant expenses	-	-		480		-		-		480
Share-based compensation and issuance for vested awards	115	0		3,004		-		-		3,005
Other	-	-		436		-		-		436
Balance at December 31, 2023	269,359	$ 269	$	509,448	$	(344,667)	$	-	$	165,051
Net loss	-	-		-		(138,168)		-		(138,168)
Issuance of common stock, net	23,900	24		85,188		-		-		85,212
Warrants exchanged for common stock	3,319	3		8,116		-		-		8,120
Warrants exercised	900	1		8		-		-		9
Share-based compensation and issuance for vested awards	167	0		3,699		-		-		3,699
Balance at December 31, 2024	297,644	$ 298	$	606,460	$	(482,835)	$	-	$	123,922

The accompanying notes are an integral part of these consolidated financial statements.

Amounts may not add due to rounding.

67

EVE HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net loss	$ (138,168)	$ (127,658)	$ (174,030)
Adjustments to reconcile net loss to net cash used by operating activities			
Depreciation, amortization, and loss on disposal	252	184	25
Non-cash lease expenses	520	84	9
Unrealized (gain)/loss on exchange rate changes	(2,489)	(9)	-
Share-based compensation	3,699	3,292	3,302
Warrant expenses	-	2,343	108,085
Change in fair value of derivative financial instruments	(6,983)	10,403	(9,548)
Deferred income taxes	(923)	(1,714)	-
Non-cash tax expense	-	436	-
Changes in operating assets and liabilities			
Accrued interest on financial investments, net	(3,794)	564	(1,782)
Accrued interest on related party loan receivable, net	2,042	(391)	(1,650)
Other assets	(4,347)	623	4,840
Related party receivables	(282)	(299)	207
Accounts payable	(3,310)	2,460	1,924
Related party payables	15,705	7,510	2,864
Other payables	2,111	7,664	6,295
Net cash used by operating activities	(135,966)	(94,509)	(59,458)
Cash flows from investing activities			
Redemptions of financial investments	137,000	219,500	-
Purchases of financial investments	(269,000)	(152,500)	(177,000)
Related party loan collected (disbursed)	81,000	-	(81,000)
Expenditures for property, plant and equipment	(5,216)	(168)	(476)
Net cash (used) provided by investing activities	(56,216)	66,832	(258,476)
Cash flows from financing activities			
Proceeds from issuance of common stock, net of fees to investors	94,288	-	-
Non-investor equity issuance costs	(956)	-	-
Proceeds from issuance of debt	110,762	25,453	-
Non-creditor debt issuance costs	(1,084)	(243)	-
Tax withholding on share-based compensation	-	(287)	-
Capital contribution net of transaction costs reimbursed to Zanite	-	-	369,830
Transaction costs reimbursed to parent	-	-	(15,754)
Distribution to parent, net	-	-	(1,373)
Proceeds from exercised warrants	9	3	-
Net cash provided by financing activities	203,019	24,926	352,704
Effect of exchange rate changes on cash and cash equivalents	(1,354)	487	-
Net increase (decrease) in cash and cash equivalents	9,484	(2,264)	34,770
Cash and cash equivalents at the beginning of the period	46,882	49,146	14,377
Cash and cash equivalents at the end of the period	$ 56,366	$ 46,882	$ 49,146
Supplemental disclosure of cash information			
Cash paid for			
Interest	$ 2,839	$ 77	$ -
Income taxes	$ 3,569	$ 1,762	$ 970
Supplemental disclosure of other non-cash investing and financing activities			
Property, plant & equipment expenditures in accounts payable and other payables	$ 137	$ 106	$ -
Right-of-use assets obtained in exchange for operating lease liabilities	$ 1,108	$ 376	$ 224
Issuance of common stock for vested restricted stock units	$ 878	$ 1,366	$ 1,585

The accompanying notes are an integral part of these consolidated financial statements.
Amounts may not add due to rounding.

EVE HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, unless otherwise specified or per share amounts)

Note 1 – Organization and Nature of Business

Eve Holding, Inc. (together with its subsidiaries, as applicable, "Eve," "Eve Holding," the "Company," "we," "us," or "our"), is an aerospace company that is dedicated to accelerating the urban air mobility ("UAM") ecosystem. The Company is taking a holistic approach to progressing the UAM ecosystem with an advanced electric vertical take-off and landing ("eVTOL") project, a comprehensive global services and support network, and a unique air traffic management solution. The Company is organized in Delaware with operations in Melbourne, Florida and São Paulo, Brazil.

The Company is a former blank check company incorporated on November 19, 2020, under the name Zanite Acquisition Corp. ("Zanite") as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Business Combination

On December 21, 2021, Zanite entered into a Business Combination Agreement (the "BCA"), with Embraer S.A., a Brazilian corporation ("sociedade anonima") ("ERJ"), Embraer Aircraft Holding, Inc., a Delaware corporation ("EAH") wholly owned by ERJ, and EVE UAM, LLC, a Delaware limited liability company ("Eve Sub"), a former subsidiary of EAH, that was formed for purposes of conducting the UAM business. For transactions beyond the Business Combination (as defined below) and initial financing, ERJ and EAH are collectively referred to as "Embraer."

On May 9, 2022, the closing (the "Closing") of the transactions contemplated by the BCA occurred ("Business Combination"). Pursuant to the BCA, Zanite issued 220 million shares of Class A common stock to EAH in exchange for all of the issued and outstanding limited liability company interests of Eve Sub (the "Equity Exchange"). As a result, Eve Sub became a wholly owned subsidiary of Zanite, which changed its name to "Eve Holding, Inc."

Initial Financing

On December 21, 2021, December 24, 2021, March 9, 2022, March 16, 2022, and April 4, 2022, in connection with the Business Combination, Zanite entered into subscription agreements or amendments thereto (as amended from time to time, the "Subscription Agreements") with certain investors, including certain strategic investors and/or investors with existing relationships with ERJ (the "Strategic Investors"), Zanite Sponsor LLC, a Delaware limited liability company (the "Sponsor"), and EAH (collectively, the "PIPE Investors"), pursuant to which and on the terms and subject to the conditions of which, Zanite agreed to issue and sell to the PIPE Investors in private placements to close immediately prior to the Closing, an aggregate of 35.7 million shares of Class A common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $357.3 million, which included the commitment of the Sponsor to purchase 2.5 million shares of Class A common stock for a purchase price of $25 million and the commitment of EAH to purchase 18.5 million shares of Class A common stock for a purchase price of $185 million (the "PIPE Investment"). The PIPE Investment was consummated substantially concurrently with the Closing. Upon Closing, all shares of Zanite Class A and Class B common stock were converted into, on a one-for-one basis, shares of common stock of Eve Holding.

Accounting Treatment of the Business Combination

The Business Combination was accounted for as a reverse recapitalization, equivalent to the issuance of shares by Eve Sub for the net monetary assets of Zanite accompanied by a recapitalization. Accordingly, the consolidated assets, liabilities, and results of operations of Eve Sub became the historical financial statements of the Company. The assets, liabilities, and results of operations of Zanite were consolidated with Eve Sub beginning on the Closing date. For accounting purposes, these financial statements of the Company represent a continuation of the financial statements of Eve Sub. The net assets of Zanite were recorded at historical costs with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are presented as those of Eve Sub.

69

Both Embraer and Zanite's sponsors incurred costs in connection with the business combination ("Transaction Costs"). The Transaction Costs that were determined to be directly attributable and incremental to the Company, and as the primary beneficiary of these expenses, were deferred and recorded as other assets in the balance sheet until the Closing. Such costs were subsequently recorded either as an expense of the Business Combination or a reduction of cash contributed with a corresponding reduction of additional paid-in capital if they were attributable to one or multiple sub-transactions of the Business Combination.

After the Closing, EAH did not lose control over Eve Sub as EAH still held approximately 90% of Eve Holding's shares. Therefore, the transaction did not result in a change in control that would otherwise necessitate business combination accounting.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires the Company's management to make estimates and judgments that affected the reported amounts of assets and liabilities and allocations of expenses. These judgments were based on the historical experience, management's evaluation of trends in the industry and other factors that were deemed relevant at that time. The estimates and assumptions were reviewed on a regular basis and the changes to accounting estimates were recognized in the period in which the estimates were revised. The Company's management recognizes that the actual results could be materially different from the estimates.

Prior Period Reclassification

We have reclassified certain prior period amounts to conform to the current period presentation. These reclassifications had no effect on the reported results of operations.

Basis of Presentation

The Company's consolidated financial statements included in this report reflect (i) the historical operating results of Eve Sub prior to the Business Combination on May 9, 2022, prepared on a carve-out basis, (ii) the combined results of Eve Sub and Zanite following the Closing, (iii) the assets and liabilities of Eve Sub at their historical cost, and (iv) the Company's retroactive recast of the equity structure recapitalization including EPS for all periods presented.

Until the Closing, the consolidated financial statements of Eve Sub reflect the assets, liabilities and expenses that management determined to be specifically attributable to Eve Sub, as well as allocations of certain corporate level assets, liabilities and expenses, deemed necessary to fairly present the financial position, results of operations and cash flows of Eve, as discussed further below. Management believes that the assumptions used as basis for the allocations of expenses, direct and indirect, as well as assets and liabilities in the consolidated financial statements are reasonable. However, these allocations may not be indicative of the actual amounts that would have been recorded had Eve operated as an independent, publicly traded company for the periods presented.

The accompanying consolidated financial statements are presented in US Dollars, unless otherwise noted, and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the accounting and disclosure rules and regulations of the Securities Exchange Commission ("SEC"). All intercompany balances and transactions were eliminated in consolidation. Certain columns and rows may not add due to rounding.

Note 2 – Significant Accounting Policies

Change in Carve-Out Methodology

Prior to the separation from Embraer, Eve Sub has historically operated as part of Embraer and not as a standalone company. Therefore, a carve-out methodology was necessary to prepare historical financial statements since Eve Sub's inception in 2017 until the Closing on May 9, 2022. For reporting periods prior to and for the year ended December 31, 2021, the management approach was used as the carve-out methodology. The management approach takes into consideration the assets that were being transferred to determine the most appropriate financial statement presentation. A management approach may also be appropriate when a parent entity needs to prepare financial statements for the sale of a legal entity, but prior to divestiture, certain significant operations of the legal entity are contributed to the parent in a common control transaction.

The Master Service Agreement ("MSA") and Shared Service Agreement ("SSA") were executed on December 14, 2021. Beginning January 1, 2022, Embraer started charging Eve Sub for most of the expenses Eve Sub previously carved out. Refer to Note 5 – Related Party Transactions for information regarding these agreements. On the Closing date, Embraer concluded that all relevant assets and liabilities were contributed to Eve Sub. Based on the direct charges under the MSA and SSA and the transfer of assets and liabilities to Eve Sub, the Company determined it to be appropriate to change the carve-out methodology to the legal entity approach. The legal entity approach is often appropriate in circumstances when the transaction structure is aligned with the legal entity structure of the divested entity. The Company applied the legal entity approach beginning January 1, 2022 until the Closing date May 9, 2022. For activity after the Closing date, no carve-out adjustments were necessary in preparation of the consolidated financial statements.

The Company has recorded the impacts of the change in carve-out methodology from the management approach to the legal entity approach as adjustments ("Separation-Related Adjustments") to the January 1, 2022 beginning balance sheet and not as a period activity attributable to the year ended December 31, 2022. The January 1, 2022 beginning balance sheet adjustments from the December 31, 2021 balances were as follows:

Separation-Related Adjustments

	December 31, 2021	Separation-Related Adjustments	January 1, 2022
ASSETS			
Current assets			
Cash and equivalents	$ 14,377	$ (0)	$ 14,377
Related party receivables	220	-	220
Other current assets	6,274	(9)	6,266
Total current assets	20,871	(9)	20,862
Capitalized software, net	700	(700)	-
Total non-current assets	700	(700)	-
Total assets	$ 21,571	$ (708)	$ 20,862
LIABILITIES AND NET PARENT EQUITY			
Current liabilities			
Accounts payable	$ 878	$ (718)	$ 159
Related party payables	8,642	1,110	9,752
Derivative financial instruments	32	(32)	-
Other payables	616	(94)	522
Total current liabilities	10,168	265	10,434
Other non-current payables	703	(298)	405
Total non-current liabilities	703	(298)	405
Total liabilities	10,871	(33)	10,839
Net parent equity			
Net parent investment	10,732	(708)	10,024
Accumulated other comprehensive loss	(32)	32	-
Total net parent equity	10,699	(676)	10,024
Total liabilities and net parent equity	$ 21,571	$ (708)	$ 20,862

Functional and Reporting Currency

The functional and reporting currency is the US Dollar ("US Dollars," "USD," or "$"). The balances and transactions of Eve Soluções de Mobilidade Aérea Urbana Ltda. ("Eve Brazil"), a direct wholly owned subsidiary of the Company based in Brazil, that were recorded in a Brazilian reais ("BRL" or "R$") have been remeasured into the functional currency (USD) before being presented in the consolidated financial statements.

Foreign currency gains and losses are related to transactions with suppliers recognized in USD, but settled in BRL. The financial impact is recognized in "Other gain/(loss), net" within the consolidated statements of operations.

Property, Plant & Equipment, Net

Property, plant & equipment, net are stated at historical cost less accumulated depreciation and depreciated on a straight line basis. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance, and repairs, which do not extend the asset lives, are expensed as incurred.

Valuation of Long-Lived Assets

Long-lived assets, which include property, plant & equipment and right-of-use assets, are reviewed for impairment when events or changes in circumstance indicate that the carrying amount of the long-lived asset group may not be recoverable.

Debt

Debt or borrowings from banks with an original maturity date within twelve months will be classified as a current liability, as well as the current portion of any long-term debt. Debt or borrowings from banks with maturity dates greater than twelve months (long-term debt) will be classified as a non-current liability, net of any current portion.

Debt Issuance Costs

Debt issuance costs include incremental fees and commissions incurred in connection with the issuance of debt. Generally, these costs are recorded as a contra-liability as a direct deduction from the carrying value of the associated debt liability and amortized over the remaining term of the debt instrument.

Research and Development Expenses

Research and development expenses ("R&D") are focused on design and development of our eVTOL, Service and Operations Solutions, and UATM projects to achieve manufacturing and commercial stages. R&D costs are expensed as incurred and are primarily comprised of engineering services provided by related parties, personnel-related costs for employees focused on R&D activities, supplies, and materials costs. R&D expenditures for the UATM project are related to the development of software to be sold, leased, or otherwise marketed and are expensed as incurred until technological feasibility is established.

Stock Incentive Plans

The Company established the 2022 Stock Incentive Plan, which grants eligible employees, contractors, and directors restricted stock units (RSUs) for common stock of the Company. Stock-based compensation expense is recognized in accordance with the provisions of ASC 718, *Compensation - Stock Compensation*, which requires the measurement and recognition of compensation expense for all stock-based compensation awards be based on the grant date fair values of the awards. Expense for awards with service and market conditions begins when a grant date has been determined. Expense for awards with performance conditions begins when a grant date has been determined and the performance condition is considered probable. The fair value of RSU awards with market conditions is estimated using a Monte Carlo simulation option-pricing model, which requires management to make certain assumptions and judgments. The fair value of the RSU's without market conditions equals the share price of the Company's common stock on the grant date. The fair value of awards is recognized as expense over the requisite service period on a straight-line basis. Forfeitures by employees are accounted for when they occur and estimated for non-employees.

Additionally, the Company assumes obligations related to the ERJ long-term incentive plan ("Embraer Plan") for certain employees that transfer from Embraer to Eve. The plan is a cash-settled phantom shares plan, in which the amounts attributed to the services provided by the participants are converted into virtual share units based on the market value of ERJ's shares. At the end of the service period the participant receives the quantity of virtual shares converted into BRL, at the current market value of ERJ common stock. The Company recognizes the obligation during the service period (quantity of virtual shares proportional to the period) in the same group as the participant's normal remuneration. This obligation is presented within either "Other current payables" or "Other non-current payables" dependent upon the remaining vesting term. The fair value is calculated based on the market price of the shares and recorded as "Selling, general and administrative expenses" in the consolidated statements of operations.

Income Taxes

For the US operations, the operating results and related tax positions are a component of either a legal entity and/or a larger group of entities that file tax returns. The tax loss carryforwards generated by the US operation are based on a hypothetical stand-alone income tax return basis and may not exist in the EAH consolidated financial statements. Eve Brazil files a separate income tax return in Brazil, thus, all income tax related balances are based on enacted Brazilian tax law.

The deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company has calculated its income tax amounts using a separate return methodology. Under this method, the Company prepares the financial statements as if it will file separate returns with tax authorities. As a result, the deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those recognized in the actual consolidated return by Embraer. A valuation allowance is appropriate if it is more likely than not all or a portion of deferred tax assets will not be realized. The calculation of income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations.

The Company accounts for uncertain income tax positions recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to be recognized in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Other Accounting Policies

See the following notes for other accounting policies impacting the Company's consolidated financial statements:

Note	Title
3	Cash and Cash Equivalents
4	Financial Investments
9	Common Stock Warrants
11	Fair Value Measurements
13	Earnings Per Share
17	Leases
19	Segments

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This guidance is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU is effective for this fiscal year ended December 31, 2024, and for interim periods beginning in 2025. The adoption of this ASU did not have a material impact on the related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). This guidance establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing guidance. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. They must also further disaggregate income taxes paid. This ASU is effective for our fiscal year ending December 31, 2025. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on our consolidated financial statements, but does not expect the adoption of this ASU will have a material impact on the consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40). This guidance requires more detailed disclosure about certain costs and expenses presented in the income statement, including inventory purchases, employee compensation, selling expense and depreciation expense. The guidance is effective for our fiscal year ending December 31, 2027 and our interim periods during the fiscal year ending December 31, 2028. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on the related disclosures to the consolidated financial statements.

Note 3 – Cash and Cash Equivalents

Cash and cash equivalents include deposits in Bank Deposit Certificates ("CDBs") issued by financial institutions in Brazil that are immediately available for redemption and fixed term deposits in US Dollars with original maturities of 90 days or less. Balances consisted of the following:

	December 31,		
	2024		2023
Cash	$ 11,763	$	9,173
CDBs	4,453		4,385
Fixed deposits	40,151		33,325
Total	$ 56,366	$	46,882

Note 4 – Financial Investments

Held to maturity ("HTM") investments are recorded in the consolidated balance sheets at amortized cost. These investments include time deposits with original maturities of one year or less, but greater than 90 days.

	December 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
HTM securities, at cost:				
Time deposits	$ 247,012	$ 398	$ (127)	$ 247,283

	December 31, 2023			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
HTM securities, at cost:				
Time deposits	$ 111,218	$ 106	$ -	$ 111,324

No allowance for credit losses was recognized as of December 31, 2024 and December 31, 2023.

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Note 5 – Related Party Transactions

Relationship with Embraer

As of December 31, 2024, Embraer owns approximately 83% of the outstanding common stock of the Company. The expenses from transactions with Embraer reflected in the consolidated financial statements may not be indicative of expenses that would be incurred in arm's length transactions.

In July and September 2024, the Company closed a private placement, which included investment from, among others, Embraer, pursuant to which the Company received aggregate gross proceeds of $95.6 million. Pursuant to the private placement, Embraer received certain newly issued shares of common stock and warrants. Refer to Note 8 and Note 9 for more information regarding the private placement.

Master Service Agreements and Shared Service Agreement In December 2021, the Company and Embraer entered into the Master Service Agreement ("MSA") and Shared Service Agreement ("SSA"), and as a result, Embraer began charging the Company for research and development ("R&D") and selling, general and administrative ("SG&A") services, respectively. The initial terms for the MSA and SSA are 15 years each. The MSA can be automatically renewed for additional successive one-year periods. The MSA established a fee so that the Company may have access to Embraer's R&D and engineering department structure, as well as, at the Company's option, the ability to access manufacturing facilities in the future. The SSA established a cost overhead pool to be allocated, excluding any margin, so that the Company may be provided with access to certain of Embraer's administrative services and facilities such as shared service centers. In addition, in December 2021, the Company entered into a MSA with Atech Negócios em Tecnologias S.A., a Brazilian corporation (sociedade anônima) ("Atech") and wholly owned subsidiary of Embraer, for an initial term of 15 years. Fees under the Atech MSA are for services related to air traffic management software development, defense systems, simulation systems, engineering, and consulting services.

Training Services Agreement On October 22, 2024 (the "Effective Date"), the Company and Embraer CAE Training Services, LLC ("ECTS") entered into a Training Services Agreement, pursuant to which the Company has appointed ECTS as its worldwide training services provider related to aircraft which are or will be designed and manufactured by the Company ("Aircraft"), during the term of the Training Services Agreement. Under the Training Services Agreement, ECTS has agreed to provide certain training services related to the piloting, maintenance and ground handling of the Aircraft to the Company or its customers, and the Company has agreed to purchase certain entitlement training in accordance with the training selected by its customer from ECTS, for the pricing set forth in the Training Services Agreement. The term of the Training Services Agreement is the period starting on the Effective Date of the agreement and ending on the last date ECTS provides training services for the Aircraft.

Corporate Costs Embraer incurs corporate costs for services provided to the Company. These costs include, but are not limited to, expenses for information systems, accounting, treasury, purchasing, human resources, legal, and facilities. These costs benefit the Company, but are not covered under the MSA or SSA, and therefore, are billed to the Company separately. The corporate costs are allocated between the "Research and development expenses" and "Selling, general and administrative expenses" line items of the consolidated statements of operations as appropriate.

Development Costs The Company has entered into supply agreements with Embraer entities and joint ventures that Embraer is a party to for the purchase of components and other materials consumed in development activities.

Related Party Receivables and Payables Certain employees have transferred from Embraer to the Company. On the transfer date of each employee, all payroll related accruals for the employee are transferred to the Company. Embraer is responsible for payroll related costs prior to the transfer date. The Company recognizes a receivable from Embraer for payroll costs incurred prior to the transfer date in the "Related party receivables" line of the consolidated balance sheets. Fees and expenses in connection with the MSA, SSA, and other costs are payable within 45 days after receipt of the invoice and are recognized in "Related party payables" within the consolidated balance sheets.

Royalty-Free Licenses Under the MSA and SSA, the Company has a royalty-free license to access Embraer's intellectual property to be used within the UAM market.

Leases The Company has entered into agreements with Embraer to lease corporate office space and other facilities, including a site expected to be used to develop the Company's manufacturing facility for eVTOL production. Refer to Note 17 for more information.

Transaction Costs During the year ended December 31, 2022, Embraer paid for Transaction Costs attributable to Eve Sub. The Transaction Costs comprised, but were not limited to, costs associated with legal, finance, consulting, and auditing services with the objective to effectuate the transaction with Zanite, as described in Note 1. Expenses directly related to the anticipated closing of the transaction with Zanite were capitalized and the remaining expenses were charged to the statement of operations as SG&A expenses.

Related Party Loan On August 1, 2022, the Company entered into a loan agreement with EAH in order to efficiently manage the Company's cash at a rate of return that is favorable to the Company for an initial term of 12 months. In August 2023, the initial term of the loan was extended for an additional 12 months. On August 1, 2024, the loan matured. Principal and interest collected was $85.9 million. No credit losses were recognized related to the loan receivable through the loan's maturity on August 1, 2024.

Related Party Expenses

The following table summarizes the related party expenses for the presented periods:

	Year Ended December 31,		
	2024	**2023**	**2022**
Research and development expenses	$ 93,543	$ 72,768	$ 39,267
Selling, general and administrative expenses	4,612	3,032	8,510
Total	$ 98,155	$ 75,800	$ 47,778

Note 6 – Other Balance Sheet Components

Other Current Assets

Other current assets are comprised of the following items:

	December 31,	
	2024	**2023**
Advances to suppliers (a)	$ 6,992	$ 298
Prepaid Directors & Officers insurance	936	467
Advances to employees	72	59
Prepaid income tax	699	-
Other assets	258	65
Total	$ 8,957	$ 889

(a) Includes approximately $5.0 million related to supplier tooling that will ultimately be owned by the Company and used for eVTOL production. Advances for supplier tooling are recorded within the "Expenditures for property, plant and equipment" line item under investing activities of the consolidated statements of cash flows.

Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31,	
	2024	**2023**
Development mockups	$ 516	$ 516
Leasehold improvement	167	167
Construction in progress ("CIP")	241	9
Computer hardware	15	15
Total property, plant and equipment	$ 939	$ 707
Less: Accumulated depreciation	(328)	(160)
Total property, plant and equipment, net	$ 611	$ 547

Depreciation expense for the year ended December 31, 2024, 2023, and 2022 was $0.2 million, $0.1 million and less than $0.1 million, respectively. Construction in progress includes costs incurred for the Company's manufacturing facility to be constructed in Taubaté, São Paulo, Brazil, and internal-use software.

Other Current Payables

Other current payables are comprised of the following items:

	December 31,			
	2024		**2023**	
Accrued services	$	8,393	$	6,930
Accrued payroll		4,639		4,737
Accrued interest		810		169
Income tax payable		-		1,141
Other payables		1,579		269
Total	$	15,422	$	13,245

Note 7 – Debt

The following table summarizes the Company's outstanding debt:

			December 31,			
	Interest Rate (a)	**Maturity Date**	**2024**		**2023**	
Term loans outstanding (b)	6.6%	2026-2035	$	133,615	$	26,069
Unamortized debt issuance costs (c)				(1,604)		(305)
Long-term debt, net			$	132,011	$	25,764

(a) Weighted-average interest rate as of December 31, 2024
(b) Includes debt denominated in BRL, converted to USD as of December 31, 2024
(c) Excludes $49 thousand and $348 thousand in deferred charges as of December 31, 2024 and 2023, respectively, related to debt issuance costs that will be recognized pro-ratably when additional funds are drawn.

The principal borrowed under the debt arrangements matures as follows:

	2025		2026		2027		2028		2029		2030 and Thereafter		Total	
Debt maturities	$	-	$	1,196	$	33,063	$	35,272	$	10,272	$	53,811	$	133,615

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The Company has the following loan agreements as of December 31, 2024:

2023 BNDES Phase 1 Loan Agreement

In January 2023, the Company entered into a loan agreement with Banco Nacional de Desenvolvimento Economico e Social ("BNDES"), pursuant to which BNDES extended two loans with an aggregate borrowing availability of R$490 million (approximately $93.1 million), to support the first phase of the development of the Company's eVTOL project. The first loan ("Sub-credit A"), in the amount of R$80 million (approximately $12.9 million using the exchange rate as of December 31, 2024),was denominated in Brazilian reais by Fundo Nacional Sobre Mudança Climática ("FNMC"), a BNDES fund that supports businesses focused on mitigating climate change and reducing carbon emissions. Sub-credit A has maturity dates on a monthly basis from March 2026 through February 2035. The second loan ("Sub-credit B"), in the amount of R$410 million (approximately $80.2 million), was denominated in US Dollars when the agreement was executed by the US Dollar sale rate published by the Central Bank of Brazil as the "PTAX" rate. Sub-credit B has maturity dates on a quarterly basis from May 2027 through February 2035. As of December 31, 2024, approximately $83.6 million has been drawn from these facilities at a weighted-average interest rate of 5.4%.

2024 BNDES Industrialization Agreement

On October 10, 2024, the Company entered into a financing agreement, dated as of October 7, 2024, with BNDES, pursuant to which BNDES agreed to grant four lines of credit totaling approximately $83.4 million as of December 31, 2024, denominated as follows: Sub-credit A in the amount of R$140 million (approximately $22.6 million), Sub-credit B in the amount of R$60 million (approximately $10.8 million), Sub-credit C in the amount of R$210 million (approximately $33.9 million) and Sub-credit D in the amount of R$90 million (approximately $16.1 million). The principal amount of the debt arising from the Sub-credit A will bear an interest rate of 2.20% per annum, and that arising from the Sub-credit C will bear an interest rate of 2.75% per annum above the Reference Rate (TR) 226, published in the Time Series Management System - SGS of the Central Bank of Brazil, under code no. 226, or any other that may replace it. The principal amount of the debt owed under Sub-credit B will bear interest at the rate of 1.10% per annum and under Sub-credit D will bear interest at the rate of 1.65% per annum plus the fixed rate published by the BNDES System. The financing is intended for the development of the manufacturing facility for the production of eVTOL aircraft in the city of Taubaté, São Paulo, Brazil. The financing will also be secured by the underlying machinery and equipment to be acquired with the funds for the manufacturing facility. The agreement is subject to a one-time commission fee of R$2.5 million (approximately $0.4 million). As of December 31, 2024, the Company has not drawn from these lines of credit.

2024 Citibank Credit Agreement

On October 29, 2024, the Company entered into a credit agreement with Citibank, N.A. ("Citi") (the "Credit Agreement"), pursuant to which Citi lent $50 million and subject to an interest rate of 3.90% per year plus Term Secured Overnight Financing Rate ("SOFR"). The funds will support the production and sale of eVTOL aircraft. The Credit Agreement requires compliance with a minimum debt service coverage ratio. The ratio is tested on the last day of each fiscal quarter for the trailing four quarter period then ended.

2024 BNDES Phase 2 Loan Agreement

On November 22, 2024, the Company entered into a loan agreement with BNDES, pursuant to which BNDES agreed to grant the Company a loan of R$200 million (approximately $32.3 million as of December 31, 2024) and subject to an interest rate of 7.53%. The loan is intended to support the second phase of the eVTOL project. As of December 31, 2024, the Company has not drawn from this line of credit.

As of December 31, 2024, there is approximately $125.2 million available to be drawn under the Company's debt arrangements.

The BNDES loan agreements provide that the availability of such loans are subject to BNDES rules and regulations and or funding by the *Conselho Monetário Nacional*, Brazil's National Monetary Council. Additionally, the BNDES loan agreements provide that the borrowing of any amount under these loans are subject to certain conditions, including, among others, the promulgation of a new law (which condition only applies to the first line of credit), the receipt by BNDES of a guarantee from an acceptable financial institution, absence of any facts that would have a material adverse effect on the economic or financial condition of the Company, and approval of the project by the applicable environmental entities.

Compliance with Debt Covenants

Our loan facilities require compliance with either a debt service coverage ratio, customary affirmative, negative and operational covenants, customary events of default, prepayment and cure provisions, and regular reporting to lenders including providing certain subsidiary financial statements. Failure to meet certain of these requirements may result in a covenant violation or an event of default depending on the terms of the agreement. An event of default may allow lenders to declare amounts outstanding under these agreements immediately due and payable, to enforce their interests against collateral pledged under these agreements or restrict our ability to obtain additional borrowings. No covenant violations or technical defaults existed at December 31, 2024.

Note 8 – Equity

The Company's common stock trades on the New York Stock Exchange ("NYSE") under the ticker EVEX. Pursuant to the terms of the Amended and Restated Certificate of Incorporation, the Company is authorized to issue the following shares and classes of capital stock, each with a par value of $0.001 per share: (i) 1,000,000,000 shares of common stock; and (ii) 100,000,000 shares of preferred stock. There were 297,644,298 and 269,359,021 shares of common stock issued and outstanding as of December 31, 2024 and December 31, 2023, respectively. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's Board of Directors in its discretion out of funds legally available. No dividends on common stock have been declared by the Company's Board of Directors through December 31, 2024, and the Company does not expect to pay dividends in the foreseeable future. The Company has shares of common stock reserved for future issuance related to warrants and share-based compensation, refer to Note 9 and Note 12 for more information, respectively.

Preferred stock may be issued at the discretion of the Company's Board of Directors, as may be permitted by the General Corporation Law of the State of Delaware and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends, or issuances under current and any future stock incentive plans, pursuant to which the Company may provide equity incentives to employees, officers, and directors and in certain instances may be used as an anti-takeover defense. As of December 31, 2024 and December 31, 2023, there was no preferred stock issued and outstanding.

In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up, subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of the Company's common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of any preferred stock have been satisfied, if any.

2024 Private Placement

On June 28, 2024 and July 12, 2024, the Company entered into subscription agreements, warrant agreements, and warrant exchange agreements with certain investors relating to a private placement (the "2024 Private Placement") for (i) the issuance and sale of 23,900,000 newly issued shares of common stock of the Company, par value $0.001 per share, for cash at a purchase price of $4.00 per share (of which, 7,500,000 shares were purchased and issued to Embraer), (ii) the issuance of 3,318,588 shares of common stock of the Company in exchange for the surrender and cancellation of certain warrants to acquire an aggregate of 8,296,470 shares of common stock of the Company, and (iii) the issuance of certain Penny Warrants to acquire an aggregate of 2,500,000 shares of common stock of the Company (of which, 1,500,000 were issued to Embraer). The common stock issued has the same rights as the existing common stock issued and outstanding. Refer to Note 9 for more information regarding the warrants related to the 2024 Private Placement. The transactions contemplated by the 2024 Private Placement closed on July 2, 2024, July 5, 2024, July 18, 2024, and September 4, 2024. The Company received aggregate gross proceeds of $95.6 million. A portion of the gross proceeds was allocated to the warrants exchanged for common stock with the residual value being attributable to the newly issued shares of common stock. Issuance costs of approximately $2.3 million were recognized as part of the transaction. The proceeds (net of transaction costs) were recorded to the "Additional paid-in capital" line item of the consolidated balance sheets, with exception of the par value of common stock issued as part of the transaction. The Company intends to use the net proceeds for working capital and general corporate purposes.

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Note 9 – Common Stock Warrants

Warrants Classified as Equity

Public Warrants

The Company has outstanding warrants that are publicly traded on the NYSE (the "Public Warrants") under the ticker EVEXW. Each Public Warrant entitles its holder to purchase one share of common stock at an exercise price of $11.50 per share, to be exercised only for a whole number of shares of our common stock. The Public Warrants are exercisable provided that we have an effective registration statement under the Securities Act of 1933 ("Securities Act") covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The Public Warrants expire five years after the consummation of the Company's business combination on May 9, 2022 ("Closing") or earlier upon redemption or liquidation. We may redeem the outstanding Public Warrants at a price of $0.01 per warrant, if the last sale price of our common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading days period ending on the third business day before the Company sends the notice of redemption to the warrant holders.

In connection with the 2024 Private Placement during the third quarter 2024, investors agreed to cancel 3,296,470 Public Warrants in exchange for 1,318,588 shares of common stock of the Company.

As of December 31, 2024, there were 8,203,407 Public Warrants outstanding.

New Warrants

The Company has entered into warrant agreements with certain strategic private investment in public equity investors ("Strategic PIPE Investors"), pursuant to which and subject to the terms and conditions of each applicable warrant agreement. The Company has issued or has agreed to issue warrants to the Strategic PIPE Investors (the "New Warrants") to purchase shares of common stock with an exercise price of either (i) $0.01 per share ("Penny Warrants") or (ii) $15.00 or $11.50 per share ("Market Warrants"). Each warrant entitles the holder to purchase one share of common stock of the Company, if applicable conditions have been met.

Because the cash received for the common stock and New Warrants is significantly different from their fair value, management considers such warrants to have been issued other than at fair market value. Accordingly, such warrants represent units of account separate from the shares of common stock that were issued to the Strategic PIPE Investors in connection with their respective investment and therefore require separate accounting treatment. Terms related to the issuance and exercisability of the New Warrants differ among the Strategic PIPE Investors and each New Warrant is independently exercisable such that the exercise of any individual warrant does not depend on the exercise of another. As such, management has concluded that all New Warrants meet the criteria to be legally detachable and separately exercisable and therefore freestanding.

Penny Warrants

Penny Warrants issued or issuable to Strategic PIPE Investors were determined to be within the scope of ASC 718, Compensation-Stock Compensation, for classification and measurement and ASC 606, Revenue from Contracts with Customers, for recognition. In accordance with ASC 718, these warrants were determined to be equity-classified.

Certain Penny Warrants have been issued and vested immediately upon Closing. The warrants were accounted for akin to a non-refundable upfront payment to the Strategic PIPE Investor and were recognized in the "New warrants expenses" line of the consolidated statements of operations as the Company had no current revenue or binding contracts when the warrants vested.

Other Penny Warrants were issued or are issuable contingent upon meeting certain future conditions or Company milestones. These warrants are recognized when certain conditions are satisfied or milestones are determined probable. The consideration will be classified as either a reduction of revenue under ASC 606 if there are related revenue transactions in place at vesting or otherwise as expense. The vesting conditions and milestones are as follows: (a) receipt of binding eVTOL purchase commitments from certain Strategic Investors, (b) receipt of the first type certification for eVTOL in compliance with certain airworthiness authorities, (c) the time at which ten vertiports that have been developed or implemented with the services of a certain Strategic Investor have entered operation or are technically capable of entering operation, (d) receipt of certain services and support agreements and (e) receipt of a binding purchase commitment from a third-party to purchase an eVTOL jointly developed by Embraer and a certain Strategic Investor.

In connection with the 2024 Private Placement during the third quarter of 2024, an additional 2,500,000 Penny Warrants were issued contingent upon the first type certification for the eVTOL in compliance with certain airworthiness authorities.

In October 2024, the Company and a supplier mutually agreed to discontinue their collaboration in advanced air mobility, which terminated 1,000,000 Penny Warrants.

The Penny Warrants were measured at fair value on the grant date. The grant date is either the original grant date or, in cases where there has been a modification to the underlying agreement, the effective date of the modified agreement is used as the new grant date for determining fair value. The grant date fair value of Penny Warrants was calculated by subtracting $0.01 from Company's common stock share price on the grant date.

As of December 31, 2024, there were 21,022,536 Penny Warrants outstanding, of which 6,000,000 were vested and exercisable.

Market Warrants

Market Warrants were issued and vested immediately at Closing and have no contingencies. These warrants were determined to be within the scope of ASC 718, Compensation-Stock Compensation, for classification and measurement and were expensed when vested. The expense was recognized in the "New warrants expenses" line of the consolidated statements of operations. The warrants were determined to be equity-classified.

Market Warrants were measured at fair value on the grant date using a modified Black-Scholes model to value such warrants. The valuation model utilizes management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value. Forfeitures of New Warrants within the scope of ASC 718 are estimated by the Company and reviewed when circumstances change.

The following table summarizes the Black-Scholes model inputs and assumptions:

Market Warrants with exercise price of $15.00	May 9, 2022
Share Price	$ 11.32
Maturity Date	12/31/2025
Term (Years)	3.63
Strike Price	$ 15.00
Risk-free Rate	2.85%
Volatility	7.93%
Dividend Yield	0.00%
Warrant Value	$ 0.11

In connection with the 2024 Private Placement during the third quarter of 2024, an investor agreed to cancel 5,000,000 Market Warrants with an exercise price of $11.50 in exchange for 2,000,000 shares of common stock of the Company.

As of December 31, 2024, the Company had 12,000,000 Market Warrants outstanding with an exercise price of $15.00.

Warrants Classified as Liabilities

Private Warrants

The Company has outstanding warrants issued from private placements (the "Private Warrants") prior to the Closing, which are recorded in the "Derivative financial instruments" line of the consolidated balance sheets. Each Private Warrant entitles its holder to purchase one share of common stock at an exercise price of $11.50 per share, subject to conditions as defined in the respective warrant agreement. The Private Warrants have similar terms as the Public Warrants, except for the $0.01 cash redemption feature. However, in the event a Private Warrant is transferred to a third-party not affiliated with the Company (referred to as a non-permitted transferee), the warrant becomes a Public Warrant and is subject to the $0.01 cash redemption feature. If this occurs, the calculation changes for the settlement amount of the Private Warrants. Since the settlement amount depends solely on who holds the instrument, which is not an input to the fair value of a fixed-for-fixed option or forward on equity shares, the Private Warrants are liability classified.

As of December 31, 2024, there were 14,250,000 Private Warrants outstanding.

Note 10 – Derivative Financial Instruments

As a result of the Business Combination in 2022, the Company began to consolidate Zanite's assets and liabilities, which included derivative financial instruments related to the Private Warrants. The instruments are remeasured using the share price of its Public Warrants as the input for the recurring fair value measurement of Private Warrants as they have similar key terms at the end of each reporting period. The fair value is recognized in the "Derivative financial instruments" line item of the consolidated balance sheets. Refer to Note 9 and 11 for additional information.

For the year ended December 31, 2024, a change in fair value of $7.0 million was recognized as a gain within the "Gain/(loss) from derivative liabilities" line in the consolidated statement of operations. The change in fair value is recorded under operating activities within the consolidated statements of cash flows.

Note 11– Fair Value Measurements

The Company uses a fair value hierarchy, which has three levels based on the reliability of the inputs, to determine fair value. The Company's assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. Level 1 refers to fair values determined based on unadjusted quoted prices in active markets for identical instruments. Level 2 refers to fair values estimated using other observable inputs for the instruments, either directly or indirectly, for substantially the full term of the asset or liability. Level 3 includes fair values estimated using unobservable inputs for the instruments used to measure fair value to the extent that observable inputs are not available. The carrying amounts of cash and cash equivalents, financial investments, related party receivables, related party loan receivables, other current assets, accounts payable, related party payables, and other current payables approximate their fair values due to the short-term maturities of the instruments.

The fair value of debt was estimated using a discounted cash flow model and other observable inputs. Therefore, deemed to be Level 2. Refer to Note 10 for the methodology for determining the fair value of Private Warrants.

During the year ended December 31, 2024 and 2023, there were no changes in the fair value methodology and no transfers between levels of the financial instruments.

The following table lists the Company's financial liabilities by level within the fair value hierarchy.

| | December 31, 2024 | | | | December 31, 2023 | | | |
| | Carrying | Fair Value | | | Carrying | Fair Value | | |
	Amount	Level 1	Level 2	Level 3	Amount	Level 1	Level 2	Level 3
Private Warrants	$ 6,983	$ -	$ 6,983	$ -	$ 13,965	$ -	$ 13,965	$ -
Debt	$ 132,011	$ -	$ 132,488	$ -	$ 25,764	$ -	$ 21,273	$ -

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Note 12– Share-Based Compensation

2022 Stock Incentive Plan

In May 2022 (the "Effective Date"), the shareholders of the Company approved the 2022 Stock Incentive Plan ("the Plan"). The Plan will expire on the tenth anniversary of the Effective Date. The number of common stock shares reserved under the Plan automatically increases on January 1st of each calendar year (each, an "Evergreen Date") prior to the tenth anniversary of the Effective Date, in amount equal to the lesser of (i) 3% of the total number of shares of common stock outstanding on the December 31 immediately preceding the applicable Evergreen Date and (ii) a number of shares of Eve common stock determined by the plan administrator, unless such increase is deemed unnecessary by the plan administrator. As of December 31, 2024, the maximum number of shares of common stock reserved for issuance under the Plan is 16.6 million shares.

The awards that have been granted under the Plan consists of RSUs for the Company's common stock. The awards contain service, performance, and/or market conditions that generally vest over 1-5 years. The RSU's are settled by the Company with its own common stock upon achievement of the vesting conditions. There is neither repurchase obligations nor restrictions for the grantees to access the shares. The Company is allowed to net settle the award for statutory tax withholding purposes, but in no case exceeding the maximum statutory tax rates in the employees' relevant tax jurisdictions. Therefore, the RSU's are classified as equity.

The following table summarizes the RSU activity for service-based awards for the year ended December 31, 2024:

	Number of Shares		Weighted-Average Grant Date Fair Value	Weighted-Average Requisite Period Remaining (Years)
Nonvested at December 31, 2023	556	$	8.37	
Granted	715	$	5.38	
Vested	(167)	$	8.11	
Forfeited	(89)	$	6.92	
Nonvested at December 31, 2024	1,015	$	6.44	1.6

The weighted-average grant date fair value of service-based awards granted during the years 2024, 2023 and 2022 was $5.38, $7.71 and $9.73, respectively.

83

The following table summarizes the RSU activity for awards with market conditions for the year ended December 31, 2024:

	Number of Shares		Weighted-Average Grant Date Fair Value	Weighted-Average Requisite Period Remaining (Years)
Nonvested at December 31, 2023	577	$	13.98	
Granted	66	$	2.75	
Vested	-			
Forfeited	(90)	$	15.93	
Nonvested at December 31, 2024	552	$	12.53	2.8

For awards that are tied to market conditions, the grant date fair value was determined based on a Monte Carlo simulation model, which takes into account certain assumptions. The weighted-average assumptions used to value the awards are expected volatility of 50.8%, 53.5% and 49.3%, a risk-free rate of 4.2%, 4.3% and 3.4%, and an expected term of 2.6, 4.8 and 4.8 years for awards with market conditions granted during the years ended December 31, 2024, 2023 and 2022, respectively. The expected volatility is based on the average implied volatility of publicly traded peer companies in a similar industry with extensive trading history. The final award is determined by the market value of the Company upon vesting and may equal 0% to 200% of the initial award depending on achievement of the market condition. The weighted-average grant date fair value of awards with market conditions during the years 2024, 2023 and 2022 was $2.75, $10.19 and $16.52, respectively.

Share-based compensation plan expense and tax benefits were as follows:

	Year Ended December 31,					
		2024		2023		2022
Share-based compensation expense	$	3,699	$	3,292	$	3,301
Tax benefit	$	645	$	221	$	137

During 2023, the service period for four directors was modified from three years to one. The incremental compensation expense related to this modification was $0.3 million. Additionally, one other award was modified for one employee. The modification affected the awards eligibility as the employee transitioned from employee to director. There was no incremental share-based compensation expense associated with this modification.

As of December 31, 2024, the Company had $7.4 million of total unrecognized compensation expense associated with nonvested awards issued under the Plan. The cost is expected to be recognized over a weighted-average period of 2.0 years.

84

Note 13 – Earnings Per Share

Basic and diluted earnings per share is computed by dividing net loss by the weighted average number of common stock outstanding during the period. Diluted net loss per common stock reflects the potential dilution that would occur if securities were exercised or converted into common stock. The effects of any incremental potential common stock are excluded from the calculation of earnings per share if their effect would be anti-dilutive. Contingently issuable shares, including equity awards with performance conditions, are considered outstanding common shares and included in basic and diluted earnings per share as of the date that all necessary conditions to earn the awards have been satisfied. Public and Private Warrants are considered for the diluted earnings per share calculation to the extent they are "in-the-money" and their effect is dilutive. The Company has retroactively adjusted the shares issued and outstanding prior to May 9, 2022, to give effect to the exchange ratio.

For the years ended 2024, 2023, and 2022, there were no securities outstanding whose effect would be dilutive to earnings per share. Therefore, the number of basic and diluted weighted-average shares outstanding were equal for each period.

| | Year Ended December 31, | | |
	2024	2023	2022
Net loss	$ (138,168)	$ (127,658)	$ (174,030)
Weighted-average shares outstanding – basic and diluted	288,524	275,763	254,131
Net loss per share – basic and diluted	$ (0.48)	$ (0.46)	$ (0.68)
Penny Warrants included in Net loss per share calculation – basic and diluted	6,000	6,900	6,600

The following table presents potentially dilutive securities excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive.

| | December 31, | | |
	2024	2023	2022
Unvested restricted stock units	1,567	1,132	918
Penny Warrants with unmet contingencies	15,023	13,523	14,173
Out of the money warrants	34,453	42,750	42,750
Total	51,043	57,405	57,840

Certain Penny Warrants contain contingencies agreed upon with potential customers and suppliers that have not yet been achieved. Warrants that are out of the money include Public, Private, and Market Warrants where the exercise price exceeded the common stock price for the period. Refer to Note 9 for a summary of the terms for all warrants.

85

Note 14 – Research and Development Expenses

Research and development expenses consist of the following:

	Year Ended December 31,					
		2024		2023		2022
Outsourced services	$	117,788	$	95,226	$	44,719
Payroll costs		11,089		9,856		6,560
Other expenses		967		499		579
Total	$	129,844	$	105,581	$	51,858

Note 15 – Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	Year Ended December 31,					
		2024		2023		2022
Outsourced services	$	12,994	$	9,531	$	13,554
Payroll costs		11,063		9,340		9,099
Director & Officers insurance		1,183		2,257		2,585
Other expenses		1,289		1,976		1,428
Transaction Costs		-		-		6,191
Total	$	26,529	$	23,104	$	32,856

Note 16 – Income Taxes

The Company calculates its income tax amounts using a separate return methodology. Under this method, the Company prepares the financial statements as if it will file separate returns with tax authorities. As a result, the Company's deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those calculated in the actual consolidated return with EAH. The calculation of income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. The tax loss carryforwards and valuation allowances reflected in the consolidated financial statements are based on a hypothetical stand-alone income tax return basis and may not exist in the ERJ and EAH consolidated financial statements.

Income before income taxes consisted of the following:

	Year Ended December 31,					
		2024		2023		2022
U.S. (loss) income	$	(138,485)	$	(130,645)	$	(174,747)
Non-U.S. (loss) income		824		4,554		1,650
Loss before income taxes	$	(137,661)	$	(126,091)	$	(173,097)

Income taxes consisted of the following:

	Year Ended December 31,					
		2024		2023		2022
Current income tax expense						
U.S. federal	$	-	$	436	$	-
U.S. state and local		-		-		-
Non-U.S.		1,430		2,846		933
Total current income tax expense		1,430		3,282		933
Deferred income tax expense (benefit)						
U.S. federal		-		-		-
U.S. state and local		-		-		-
Non-U.S.		(923)		(1,714)		-
Total deferred income tax expense (benefit)		(923)		(1,714)		-
Total income tax expense	$	507	$	1,568	$	933

A reconciliation of the statutory U.S. federal tax rate and our effective tax rate is as follows:

	Year Ended December 31,		
	2024	2023	2022
Statutory U.S. federal tax rate	21.0%	21.0%	21.0%
State and local taxes	3.9%	(5.8)%	(31.1)%
Permanent differences	0.7%	(2.4)%	(13.7)%
Foreign rate differential	(0.1)%	(0.4)%	(0.1)%
Intangibles	0.0%	0.0%	0.7%
Other	(2.1)%	5.1%	6.5%
Valuation allowance	(23.8)%	(18.7)%	16.2%
Effective tax rate	(0.4)%	(1.2)%	(0.5)%

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

	Year Ended December 31,	
	2024	2023
Deferred tax assets		
Intangibles	$ 278,919	$ 300,521
Net operating losses carryforwards	83,338	53,545
Research and Experimental	62,783	36,249
Federal R&D Credit	352	352
Accrued benefits	6,784	4,242
Other	(668)	2,914
Total deferred tax assets before valuation allowances	431,507	397,824
Less valuation allowances	(428,488)	(395,907)
Total deferred tax assets	3,019	1,916
Deferred tax liabilities		
Other	(311)	(131)
Uncertain Tax Position - R&D Reserve	(70)	(70)
Total deferred tax liabilities	(382)	(202)
Net deferred tax assets	$ 2,637	$ 1,714

In assessing the realizability of deferred tax assets ("DTA"), management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. For Eve Brazil, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of its deductible differences. The valuation allowance increased $32.6 million during the year ended December 31, 2024 primarily due to the net operating loss for the year. The net operating losses for 2024 and 2023 were generated mainly due to expenditures with R&D projects, administrative expenses and the tax amortization on the step-up. Net operating losses do not expire in both jurisdictions where the Company operates (U.S. and Brazil).

The Company has no history of tax audits, nevertheless the Company believes it has provided adequate reserves for all tax deficiencies or reductions in tax benefits that could result from federal, state and foreign tax audits. The Company regularly assesses the likely outcomes of these audits in order to determine the appropriateness of the tax provision. Open tax years range from fiscal years 2021 to 2024. However, because we are carrying forward income tax attributes, such as net operating losses and tax credits from earlier tax years, these attributes can still be audited when utilized on returns filed in the future. The Company had approximately $70 thousand of unrecognized tax benefits as of December 31, 2024 and 2023. There were no additions, reductions, or settlements of unrecognized tax benefits during 2024. The Company will recognize interest and penalties, if any, related to uncertain tax positions in income tax expense. As of December 31, 2024 and 2023 no interest or penalties have been accrued due to uncertain tax positions.

In preparation for the Business Combination with Zanite (later renamed Eve Holdings Inc.), ERJ, EAH and Eve Sub entered into a Contribution Agreement under which ERJ contributed the UAM business assets and liabilities into Eve Sub in exchange for Eve Sub's units and subsequently contributed these units into EAH in exchange for preferred and common stock of EAH. Since immediately after the contribution of the Eve Sub units into EAH, ERJ did not control more than 80% of all classes of stock of EAH, the contribution of assets was treated as a taxable transaction which gave rise to a step-up in the value of such assets.

The step-up of the assets was only recognized for US federal income tax purposes and will not be booked in the Company's financial statements. Thus, a temporary difference exists and a deferred tax asset was recognized.

In order to deal with the effects of the step-up, EAH and the Company entered into a customary Tax Receivable Agreement ("TRA") and a Tax Sharing Agreement ("TSA"). The TSA generally applies if EAH and the Company are members of the same consolidated group, as defined under the Code. Under the Code, two corporations may form a consolidated tax group and file a consolidated federal income tax return, if one corporation owns stock representing at least 80% of the voting power and value of the outstanding capital stock of the other corporation. The TSA governs certain matters related to the resulting consolidated federal income tax returns, as well as state and local returns filed on a consolidated or combined basis. Generally, the consolidated group's parent would be liable for the income taxes of the group members (including the Company), rather than the Company being required to pay such income taxes itself. For periods in which the Company has taxable income that contributes to and increases the overall tax liability of the consolidated group of which EAH or an affiliate is the common parent (the "EAH Consolidated Group"), the TSA requires the Company to make payments to EAH equal to the tax liability it would have had had it been outside of the consolidated group. For periods in which the Company's inclusion in the EAH Consolidated Group decreases the tax liability of the EAH Consolidated Group, tax benefits generated by the Company that are realized by EAH will be recorded in an off-book register and will apply to offset future payments due from the Company to EAH under the TSA. If any tax benefits that have accumulated during the period in which the Company is a member of the EAH Consolidated Group have not been applied to offset payments under the TSA at the time the Company ceases to be a member of the EAH Consolidated Group, such uncompensated tax benefits can be used to offset amounts payable by the Company to EAH under the TRA. For purposes of determining the amount of payments required to be made by the Company pursuant to the foregoing, and for determining the extent to which tax benefits generated by the Company that are realized by the EAH Consolidated Group may offset future payments under the TSA or the TRA, the TSA will generally disregard 75% of the tax benefits arising from tax basis in the assets of the Company created in the Pre-Closing Restructuring, consistent with the agreed sharing percentages for such tax savings under the TRA, if the Company were not a member of the EAH Consolidated Group.

Since EAH beneficially owns, directly and indirectly, more than 80% of the outstanding shares of the Company's common stock, EAH and the Company are expected to be members of the same consolidated tax group. Under the TSA, EAH will benefit from the anticipated future tax losses generated by the Company but will only credit these amounts against future liabilities owed by the Company. Based on terms of the TSA, no tax benefits would accrue to the Company based on a pro forma calculation of the Company's stand-alone tax return and therefore no benefit has been assumed in the consolidated financial information under the TSA. As such, no pro forma adjustment related to the TSA is necessary. Once the Company begins to generate taxable profits at the consolidated level, amounts owed by the Company to EAH under the TSA will be offset and reduced by prior losses generated by the Company for which EAH had received a benefit.

The Company concluded that these agreements do not have impacts to the consolidated financial statements as of December 31, 2024.

Note 17 – Leases

Leases primarily consist of office space and facilities with related parties or equipment with third parties. A lease is deemed to exist when the Company has the right to control the use of identified property, plant or equipment, as conveyed through a contract, for a certain period of time and consideration is paid. The right to control is deemed to occur when the Company has the right to obtain substantially all of the economic benefits of the identified assets and the right to direct the use of such assets. Right-of-use ("ROU") assets and a corresponding lease liability are recognized on the lease commencement date (the date in which the asset is available for use). Lease liabilities are recognized in Other current payables and Other non-current payables.

The Company uses its estimated incremental borrowing rate in determining the present values of lease payments. The incremental borrowing rate is the rate of interest the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments for a term similar to the lease term in a similar economic environment as the lease. Lease liabilities are measured at the present value of lease payments to be made during the lease term, which is measured based on the contract term and renewal options. Options to extend or terminate the lease term are considered when it is reasonably certain the options will be exercised.

The following is a summary of balance sheet components of leases as of December 31:

Supplemental balance sheet information		2024		2023
Operating lease ROU assets - related parties	$	359	$	474
Operating lease ROU assets - third parties		737		34
Total operating lease ROU assets	$	1,096	$	508
Operating lease liabilities - related parties	$	312	$	474
Operating lease liabilities - third parties		735		36
Total operating lease liabilities	$	1,047	$	510

The following is a summary of the total operating lease cost recognized for the years ended December 31:

		2024		2023		2022
Operating lease cost	$	588	$	113	$	9

The following presents supplemental information for the Company's leases. For the years ended December 31, 2023 and 2022, leases with third parties were insignificant and are not included in the data below for those years.

		2024		2023		2022
Supplemental information						
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows for operating leases - related parties	$	141	$	113	$	9
Operating cash flows for operating leases - third parties	$	447		n.m.		n.m.
Right-of-use assets obtained in exchange for lease obligations						
Operating leases - related parties	$	-	$	334	$	224
Operating leases - third parties	$	1,108		n.m.		n.m.
Weighted-average remaining lease term (Years) - related parties		2.6		3.6		4.8
Weighted-average remaining lease term (Years) - third parties		1.4		n.m.		n.m.
Weighted-average discount rate - related parties		9.9%		10.2%		7.4%
Weighted-average discount rate - third parties		3.8%		n.m.		n.m.

n.m. = not meaningful

Future minimum lease payments at December 31, 2024 were as follows:

	Operating Leases
2025	$ 738
2026	286
2027	95
2028	5
2029	-
Thereafter	-
Total minimum lease payments	1,125
Imputed interest	(78)
Total operating lease liabilities - related parties	$ 1,047

As of December 31, 2024, the Company has two lease agreements with Embraer that have not yet commenced. One agreement is for a facility in Gavião Peixoto, São Paulo, Brazil. The lease is expected to commence in 2025. The other lease agreement is for a property in Taubaté, São Paulo, Brazil, which was executed on August 13, 2024. This property is expected to be used to develop the Company's manufacturing facility for eVTOL production. The lease agreement included a commitment by the Company to invest a minimum of R$15 million (or approximately $2.4 million using the exchange rate as of December 31, 2024) in leasehold improvements. As of December 31, 2024, the Company incurred approximately $1.0 million in prepaid lease costs, which is recognized in the "Other non-current assets" line of the consolidated balance sheets.

Note 18 – Commitments and Contingencies

As of December 31, 2024 and 2023, the Company did not have any accruals for loss contingencies. The Company will make accruals related to loss contingencies in instances where it is probable that a loss has been incurred and the amount can be reasonably estimated. Loss contingencies that are either reasonably possible but not probable or probable but not reasonably estimable, are disclosed in the notes to the consolidated financial statements.

On March 3, 2025, a shareholder derivative action was filed against EAH and our Directors and Officers, asserting breach of fiduciary duty claims related to the 2024 Private Placement of common stock and warrants that were issued to EAH in September 2024. Eve Holding was also named as a nominal defendant in the case. Based on the early stage of the case, we are unable to predict the ultimate outcome or estimate the range of possible loss, if any.

Note 19 – Segments

Segment information is presented in a manner consistent with the internal reports provided to the chief operating decision maker ("CODM"), which has been identified as the chief executive officer. Given the Company's pre-revenue operating stage, it currently has no concentration exposure to products, services or customers. The Company is developing three business units that will provide unique products or services, which were determined to be the reportable segments, as follows:

eVTOL The Company is designing and certifying an eVTOL purpose-built for UAM missions and plans to market its eVTOLs globally to operators of UAM services, including fixed wing and helicopter operators, as well as lessors that purchase and manage aircraft on behalf of operators.

Service and Operations Solutions The Company plans to offer a full suite of eVTOL service and support capabilities, including material services, maintenance, technical support, training, ground handling and data services. Its services will be offered to UAM fleet operators on an agnostic basis, supporting both its own eVTOL and those produced by third parties.

UATM The Company is developing next-generation Urban Air Traffic Management ("UATM") software named Vector to help enable eVTOLs to operate safely and efficiently in dense urban airspace along with conventional fixed wing and rotary aircraft and unmanned drones. The Company plans to offer Vector software to customers that include air navigation service providers, fleet operators and vertiport operators.

The CODM regularly receives and reviews one measure of profit or loss by segment, which is also the sole significant expense for each segment – research and development expenses. The accounting policy for research and development expenses for each segment is the same as that described in Note 2. This expense information and the physical progress of the projects by segment are used by the CODM when deciding how to allocate resources between segments. Asset information by segment is not presented to the CODM.

Research and development expenses by segment	Year Ended December 31,		
	2024	2023	2022
eVTOL	$ 118,770	$ 95,616	$ 42,893
Service and Operations Solutions	5,885	5,248	1,932
UATM	5,189	4,717	7,032
Total segment expenses	129,844	105,581	51,858
Total segment loss	(129,844)	(105,581)	(51,858)
Expenses not allocated to segments, net (a)	7,817	20,509	121,240
Loss before income taxes	$ (137,661)	$ (126,091)	$ (173,097)

(a) Includes SG&A expenses, new warrant expenses, and other non-operating income and expenses not allocated to each segment.

91

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Control and Procedures

The Company's management is responsible for maintaining disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required financial disclosure. Because of the inherent limitations, disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of disclosure controls and procedures are met.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024, as further described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) under the Exchange Act, our internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changing conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 based on criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Because we are an emerging growth company, this Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not Applicable.

93

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this Item will be included under the headings "Proposal 1 – Election of Directors," "Information About Our Executive Officers," "General Information About the Board of Directors," "Insider Trading Policy," "Code of Conduct" and, if applicable, "Delinquent Section 16(a) Reports" in the proxy statement for the 2025 annual meeting of the Company's stockholders (the "2025 Proxy Statement"), which is expected to be filed within 120 days of our fiscal year end and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this Item will be included under the headings "Executive Compensation Discussion" and "Director Compensation" in the 2025 Proxy Statement, which is expected to be filed within 120 days of our fiscal year end, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item will be included under the headings "Principal Stockholders" and "Equity Compensation Plan Information" in the 2025 Proxy Statement, which is expected to be filed within 120 days of our fiscal year end and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item will be included under the headings "Certain Relationships and Related Person Transactions" and "Director Independence" in the 2025 Proxy Statement, which is expected to be filed within 120 days of our fiscal year end and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by this Item will be included under the heading "Fees Billed by the Principal Accountant" in the 2025 Proxy Statement, which is expected to be filed within 120 days of our fiscal year end and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K: Financial Statements: See "Item 8. Index to Financial Statements and Supplementary Data" herein.

(b) Exhibits: The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

| Exhibit No. | Description | Incorporated by reference | | | | Filed or Furnished Herewith |
		Form	File No.	Exhibit No.	Filing Date	
2.1†**	Business Combination Agreement, dated as of December 21, 2021, by and among Zanite Acquisition Corp., Embraer S.A., EVE UAM, LLC and Embraer Aircraft Holding, Inc.	DEFM14A	001-39704	Annex A	April 13, 2022	
3.1**	Second Amended and Restated Certificate of Incorporation of Eve Holding, Inc., dated as of May 9, 2022.	8-K	001-39704	3.1	May 13, 2022	
3.2**	Amended and Restated Bylaws of Eve Holding, Inc., dated as of May 9, 2022.	8-K	001-39704	3.2	May 13, 2022	
4.1**	Specimen Common Stock Certificate of Eve Holding, Inc.	8-K	001-39704	4.1	May 13, 2022	
4.2**	Warrant Agreement, dated as of November 16, 2020, by and between Zanite Acquisition Corp. and Continental Stock Transfer & Trust Company.	8-K	001-39704	4.1	November 19, 2020	
4.3	Description of Securities.	10-K	001-39704	4.3	March 23, 2023	
10.1†**	Amended and Restated Registration Rights Agreement dated as of May 9, 2022, by and among Embraer Aircraft Holding, Inc., Zanite Sponsor LLC and certain other parties thereto.	8-K	001-39704	10.1	May 13, 2022	
10.2†**	Stockholders Agreement, dated as of May 9, 2022, by and among Eve Holding, Inc., Embraer Aircraft Holding, Inc. and Zanite Sponsor LLC.	8-K	001-39704	10.2	May 13, 2022	
10.3**	Tax Receivable Agreement, dated as of May 9, 2022, by and among Eve Holding, Inc. and Embraer Aircraft Holding, Inc.	8-K	001-39704	10.3	May 13, 2022	
10.4**	Tax Sharing Agreement, dated as of May 9, 2022, by and among Eve Holding, Inc. and Embraer Aircraft Holding, Inc.	8-K	001-39704	10.4	May 13, 2022	
10.5**	Form of Indemnification Agreement.	DEFM14A	001-39704	Annex L	April 13, 2022	
10.6#**	Eve Holding, Inc. 2022 Stock Incentive Plan.	DEFM14A	001-39704	Annex K	April 13, 2022	
10.7†**	Master Services Agreement, dated as of December 14, 2021, by and between Embraer S.A. and EVE UAM, LLC.	DEFM14A	001-39704	Annex G	April 13, 2022	
10.8†**	Master Services Agreement, dated as of December 14, 2021, by and between Atech Negócios em Tecnologias S.A. and EVE UAM, LLC.	DEFM14A	001-39704	Annex H	April 13, 2022	
10.9	Fourth Amendment, dated September 9, 2024, to the Master Services Agreement, dated as of December 14, 2021, by and between Embraer S.A. and EVE UAM, LLC.	8-K	001-39704	10.4	November 4, 2024	
10.10††	Amendment, effective September 17, 2024, to the Master Services Agreement, dated as of December 14, 2021, by and between Atech Negócios em Tecnologias S.A and EVE UAM, LLC.	8-K	001-39704	10.6	November 4, 2024	
10.11†**	Services Agreement, dated as of December 14, 2021, by and between EVE Soluções de Mobilidade Aérea Urbana Ltda. and EVE UAM, LLC.	DEFM14A	001-39704	Annex I	April 13, 2022	

Exhibit No.	Description	Incorporated by reference				Filed or Furnished Herewith
		Form	File No.	Exhibit No.	Filing Date	
10.12†**	Database Limited Access Agreement, dated as of December 14, 2021, by and between EVE Soluções de Mobilidade Aérea Urbana Ltda. and EVE UAM, LLC.	DEFM14A	001-39704	Annex M	April 13, 2022	
10.13†**	Shared Services Agreement, dated as of December 14, 2021, by and among Embraer S.A., Embraer Aircraft Holding, Inc., EVE Soluções de Mobilidade Aérea Urbana Ltda. and EVE UAM, LLC.	DEFM14A	001-39704	Annex N	April 13, 2022	
10.14†**	Contribution Agreement, dated as of December 14, 2021, by and among Embraer S.A., Embraer Aircraft Holding, Inc. and EVE UAM, LLC	DEFM14A	001-39704	Annex J	April 13, 2022	
10.15**	Form of Strategic Warrant Agreement Number 1, dated as of December 21, 2021	DEFM14A	001-39704	Annex P	April 13, 2022	
10.16**	Form of Strategic Warrant Agreement Number 2, dated as of December 21, 2021	DEFM14A	001-39704	Annex Q	April 13, 2022	
10.17**	Form of Strategic Warrant Agreement Number 3, dated as of December 21, 2021	DEFM14A	001-39704	Annex R	April 13, 2022	
10.18	Form of Warrant Agreement by and among Eve Holding, Inc. and investors.	8-K	001-39704	10.2	July 1, 2024	
10.19	Form of Warrant Exchange Agreement by and among Eve Holding, Inc. and investors.	8-K	001-39704	10.3	July 1, 2024	
10.20#†**	Employment Agreement, dated as of September 14, 2021, by and among Eve Holding, Inc., Embraer Aircraft Holding, Inc., Embraer S.A. (solely with respect to Section 11 thereof) and Gerard J. DeMuro.	8-K	001-39704	10.16	May 13, 2022	
10.21**	Form of Subscription Agreement, dated as of December 21, 2021.	DEFM14A	001-39704	Annex S	April 13, 2022	
10.22**	Amendment to the Subscription Agreement with Embraer Aircraft Holding, Inc., dated as of April 4, 2022.	8-K	001-39704	99.1	April 4, 2022	
10.23**	Subscription Agreement, dated as September 1, 2022, by and between Eve Holding, Inc. and United Airlines Ventures, Ltd.	8-K	001-39704	10.1	September 8, 2022	
10.24	Form of Subscription Agreement by and among Eve Holding, Inc. and investors.	8-K	001-39704	10.1	July 1, 2024	
10.25**	Warrant Agreement, dated as September 1, 2022, by and between Eve Holding, Inc. and United Airlines Ventures, Ltd.	8-K	001-39704	10.2	September 8, 2022	
10.26**	Promissory Note, dated as of February 3, 2022, issued to Zanite Sponsor LLC.	8-K	001-39704	10.1	February 4, 2022	
10.27††**	Loan Agreement, dated as of January 23, 2023, by and between EVE Soluções de Mobilidade Aérea Urbana, Ltda. and Banco Nacional de Desenvolvimento Econômico e Social – BNDES (English Translation).	8-K	001-39704	10.1	January 30, 2023	
10.28#**	Separation Agreement by and among Eve Holding, Inc. and Gerard DeMuro, dated January 15, 2024.	8-K	001-39704	10.1	January 16, 2024	

96

Exhibit No.	Description	Incorporated by reference				Filed or Furnished Herewith
		Form	File No.	Exhibit No.	Filing Date	
10.29††**	Supply Agreement, effective as of August 31, 2023, by and between EVE UAM, LLC. and Embraer S.A.	8-K	001-39704	10.1	October 13, 2023	
10.30††**	Supply Agreement, effective as of June 16, 2023, by and between EVE UAM, LLC., Embraer S.A., and BAE Systems Controls Inc.	8-K	001-39704	10.1	June 23, 2023	
10.31††	First Amendment, dated as of July 12, 2023, to the Supply Agreement, effective as of June 16, 2023, by and between EVE UAM, LLC., Embraer S.A., and BAE Systems Controls Inc.	10-K	001-39704	10.26	March 8, 2024	
10.32††	Second Amendment, dated as of December 20, 2023, to the Supply Agreement, effective as of June 16, 2023, by and between EVE UAM, LLC., Embraer S.A., and BAE Systems Controls Inc.	10-K	001-39704	10.27	March 8, 2024	
10.33††**	Supply Agreement, effective as of May 22, 2023, by and between EVE UAM, LLC., Embraer S.A., and SOCIETE DUC (t/a DUC Hélices Propellers).	8-K	001-39704	10.2	June 23, 2023	
10.34††**	Supply Agreement, effective as of June 16, 2023, by and between EVE UAM, LLC., Embraer S.A., and Nidec Aerospace LLC.	8-K	001-39704	10.3	June 23, 2023	
10.35††	First Amendment, dated August 15, 2024, to the Supply Agreement, effective as of June 16, 2023, by and between EVE UAM, LLC., Embraer S.A., and Nidec Aerospace LLC.	8-K	001-39704	10.5	November 4, 2024	
10.36#**	Employment Agreement by and among EVE Soluções de Mobilidade Aérea Urbana, Ltda., Eve Holding, Inc. and Johann Bordais, dated September 29, 2023.	8-K	001-39704	10.1	October 4, 2023	
10.37	Loan Agreement, dated as of August 1, 2022, by and between EVE UAM, LLC and Embraer Aircraft Holding.	10-K	001-39704	10.31	March 8, 2024	
10.38	First Amendment, effective as of August 1, 2023, to the Loan Agreement, dated as of August 1, 2022, by and between EVE UAM, LLC and Embraer Aircraft Holding, Inc.	10-K	001-39704	10.32	March 8, 2024	
10.39††	Financing Agreement, dated as of October 7, 2024, by and among EVE Soluções de Mobilidade Aérea Urbana, Ltda., Embraer S.A. as intervening party, and Banco Nacional de Desenvolvimento Econômico e Social – BNDES.	8-K	001-39704	10.2	November 27, 2024	
10.40††	Financing Agreement, dated as of November 21, 2024, by and among EVE Soluções de Mobilidade Aérea Urbana, Ltda.and Banco Nacional de Desenvolvimento Econômico e Social – BNDES.	8-K	001-39704	10.1	November 27, 2024	
10.41	Credit Agreement, dated as of October 29, 2024, by and among Eve Holding, Inc., EVE UAM, LLC and Citibank, N.A.	8-K	001-39704	10.1	October 30, 2024	
10.42††	Training Services Agreement, dated as of October 22, 2024, by and between EVE UAM, LLC and Embraer CAE Training Services, LLC.	8-K	001-39704	10.1	October 28, 2024	
10.43††	First Amendment, dated October 8, 2024, to the Loan Agreement, dated as of January 23, 2023, by and between EVE Soluções de Mobilidade Aérea Urbana, Ltda. and Banco Nacional de Desenvolvimento.					X
10.44††	First Amendment, dated October 24, 2024, to the Supply Agreement, effective as of May 22, 2023, by and between EVE UAM, LLC., Embraer S.A., and SOCIETE DUC (t/a DUC Hélices Propellers).					X

Exhibit No.	Description	Incorporated by reference				Filed or Furnished Herewith
		Form	File No.	Exhibit No.	Filing Date	
16.1**	Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated as of May 13, 2022.	8-K	001-39704	16.1	May 13, 2022	
16.2**	Letter from WithumSmith+Brown, PC to the Securities and Exchange Commission, dated as of May 13, 2022.	8-K	001-39704	16.2	May 13, 2022	
19.1	Eve Holding, Inc. Insider Trading Policy					X
21.1**	List of Subsidiaries	8-K	001-39704	21.1	May 13, 2022	
23.1	Consent of KPMG LLP					X
31.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act.					X
31.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act.					X
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act.					X
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act.					X
97.1#	Eve Holding, Inc. Clawback Policy	10-K	001-39704	97.1	March 8, 2024	
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document).					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

†   Schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

††   Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

**   Previously filed.

Indicates management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EVE HOLDING, INC.

Date: March 11, 2025

By: /s/ Johann Bordais

Johann Bordais
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Johann Bordais Johann Bordais	Chief Executive Officer (Principal Executive Officer)	March 11, 2025
/s/Eduardo Couto Eduardo Couto	Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2025
/s/Luis Carlos Affonso Luis Carlos Affonso	Director	March 11, 2025
/s/Michael Amalfitano Michael Amalfitano	Director	March 11, 2025
/s/Marion Clifton Blakey Marion Clifton Blakey	Director	March 11, 2025
/s/María Cordón María Cordón	Director	March 11, 2025
/s/Gerard J. DeMuro Gerard J. DeMuro	Director	March 11, 2025
/s/Paul Eremenko Paul Eremenko	Director	March 11, 2025
/s/Sergio Pedreiro Sergio Pedreiro	Director	March 11, 2025



BNDES

Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Omitted Information is indicated by [***]

AMENDMENT No. 01 TO THE FINANCING AGREEMENT THROUGH CREDIT LINE No. 22.2.0354.1, OF JANUARY 19, 2023, ENTERED INTO BETWEEN THE BRAZILIAN DEVELOPMENT BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT - BNDES AND EVE SOLUÇÕES DE MOBILIDADE AÉREA URBANA LTDA., AS STATED BELOW:

The **BRAZILIAN DEVELOPMENT BANK – BNDES**, herein referred to simply as the BNDES, a federal public company, with headquarters in Brasília, Federal District, and services in this City, at Avenida República do Chile nº 100, enrolled under CNPJ no. 33.657.248/0001-89, by its undersigned representatives; and

EVE SOLUÇÕES DE MOBILIDADE AÉREO URBANA LTDA., hereinafter referred to as CLIENT, a limited liability company, with headquarters in São José dos Campos, State of São Paulo, at Rodovia Presidente Dutra, s/n, km 134, Bairro Eugênio Melo, Zip Code: 12247-004, enrolled under 42.128.214/0001-98, by its undersigned representatives:

have hereby agreed to amend the Financing Agreement Through Credit Line No. 22.2.0354.1, hereinafter referred to simply as CONTRACT, entered into between BNDES and the CLIENT, on January 19, 2023.

FIRST

CONTRACTUAL CHANGES

In light of the executed agreement, BNDES and the CLIENT agree to change the start and end dates for the amortization of the debt of Subcredit "B", provided for in item II of the caput of Clause Eighth (Amortization), under the terms transcribed below.

"EIGHTH

AMORTIZATION

The principal of the debt arising from each Sub-credit of this Agreement will be paid to the BNDES as follows:

(...)

II – Subcredit "B"*: in [***] installments, due on [***], each of them in the amount of the principal due of the debt of this Subcredit, updated in accordance with Clause Six (Update of the Value of the Debt of Subcredit "B"), divided by [***], with the first installment due on [***] and the last on [***], in accordance with the provisions of Clause Seventeen (Due on Holidays)."*

SECOND

DISCLOSURE

The CLIENT authorizes the external disclosure of the full text of this Amendment and the CONTRACT by BNDES, regardless of its public registration in a notary's office.

THIRD

RATIFICATION

All Clauses and Conditions of the CONTRACT are hereby ratified by the Parties, insofar as they do not conflict with what is established in this Amendment, maintaining the guarantees agreed upon in said Contract, regardless of whether this is a novation.

The CLIENT EVE SOLUÇÕES DE MOBILIDADE AÉREA URBANA LTDA. presented a Negative Debt Clearance Certificate to Federal Taxes and Active Debt of the Federal Government - CND nº B104.705D.6D6E.F750, issued on September 24, 2024, by the Federal Revenue Service of Brazil and by the Attorney General´s Office of the National Treasury, valid until March 23, 2025.

The BNDES is hereby represented by the Head of the Department and the Superintendent of the Productive Development and Innovation Area, undersigned and identified legal representatives, pursuant to the power of attorney drawn up in Book no. 1009, pages 098-102, of the 22nd Notary Office of the Capital of the State of Rio de Janeiro.

The parties sign, by means of a digital certificate issued in the ICP-Brasil standard, in accordance with the provisions of article 1 and article 10, paragraph 1 of Provisional Measure no. 2.200-2/2001. For all purposes, the Parties declare that the signature method used complies with the provisions of paragraph 4 of article 784 of the Brazilian Code of Civil Procedure and consider the date affixed at the end of the Instrument as the date of the legal formalization of this Amendment.

Rio de Janeiro, October 08, 2024.

By the BNDES:

/s/ Flavia Campos Kickinger   /s/ Joao Paulo Pieroni
   The BRAZILIAN DEVELOPMENT BANK - BNDES

By the CLIENT:

/s/ Luiz Felipe Ribeiro Valentini /s/ Johann Christian Jean Charles Bordais
   EVE SOLUÇÕES DE MOBILIDADE AÉREA URBANA LTDA.

Exhibit 10.44

Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Omitted Information is indicated by [***]

FIRST AMENDMENT TO THE SUPPLY AGREEMENT GDN0097-23

(THIS DOCUMENT REFERENCE CW2283269)

This First Amendment ("Amendment") is made and entered to be effective as of the *October 24th 2024* ("Effective Date"), by and between

EMBRAER S.A., a corporation existing under the laws of Brazil, which address and principal place of business is at Avenida Brigadeiro Faria Lima, 2170, F100, in the City of São José dos Campos, State of São Paulo, Brazil ("Embraer");

EVE UAM, LLC., a limited liability company organized under the laws of the State of Delaware, United States, having its principal place of business at 1400 General Aviation Drive, Melbourne, FL 32935, United States ("**EVE**") and

DUC Hélices Propellers*, a corporation existing under the laws of the French Republic, having its principal place of business at 289 Avenue Odette et Edouard Durand, Frontenas, 69620, France* ("Supplier")

Embraer and Supplier are referred to herein, individually, as a "Party", and, collectively, as the "Parties".

RECITALS

WHEREAS, on May 22nd, 2023, the Parties entered into the SUPPLY AGREEMENT GND0097-23 ("Original Agreement") for the supply of certain equipment and related services, as amended from time to time (either through formal contract amendments or through various letter amendments and updated purchase orders) (each formal amendment, letter amendment and updated purchase order referred to as an "Amendment" and, collectively, the "Amendments") (the Original Agreement and all the Amendments, collectively, the "Agreement").

All capitalized terms used herein, unless otherwise defined or indicated, shall have the same meaning as referred to in the Original Agreement.

WHEREAS, Buyer and Supplier desire to revise certain terms of the Agreement with respect to the performance of additional services and supply of additional Products by Supplier.

WHEREAS, Buyer and Supplier have agreed to expand the scope of the Original Agreement and include the 4 blade loft and structure study and adjust the total NREC milestones payment;

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements herein contained, the sufficiency and receipt of which are hereby acknowledged, the Parties hereto agree to amend the Agreement as follows:

1- MODIFIED OR ADDED EXHIBITS

1.1   The following Exhibit of the Original Agreement is hereby modified and replaced in its entirety by the following Exhibit attached hereto :

Exhibit H   Buyer's Quality Requirements for Suppliers (EQRS) / Buyer Production Part Approval Process Verification (EPPAP)

Exhibit I   Program Master Schedule

2- MODIFIED OR ADDED PROVISIONS

Section 3.5.1 of the Original Agreement is hereby replaced in its entirety with the following:

3.5.1 Payment Term

Buyer will pay Supplier for the Products and/or Services and/or Spare Parts supplied under this Agreement within [***] as set forth in Section 4.2 (Delivery) hereof, together with the pertinent invoices issued by Supplier. Such payment is subject to the delivery of Products and related documentation that conform to the terms and conditions of this Agreement, especially those contained in Section 4.2, in the Shipping Policy and the Quality Requirements.

In regards to non-recurrent costs, the total amount to be paid by Embraer and or EVE under this Agreement is according to Exhibit A. It is understood by the Parties that such non recurrent amounts are firm and fixed for the Program, therefore, not subject to any price adjustment formula. Such payment shall be subject to the accomplishment of the milestones as described below and related documentation that conform to the terms and conditions of this Agreement, especially those contained in Section 4.2, in the Embraer's Shipping Policy and the Quality Requirements.

The total firm and fixed Non-Recurring Price due by Buyer to Supplier is [***], considering:

- [***] – Engineering development Services, Qualification and Certification, established in Exhibit B (System Basic Data) and Exhibit D (Statement of Work)

Milestones NREC payment:

[***]

- [***]

Downpayment for the prototypes will be according to milestones below:

[***]
- [***]

Downpayment according to milestones delivery:

[***]

2

3-   ENTIRE AGREEMENT

The Original Agreement, as modified from time to time in writing by the Parties and jointly with this Amendment, including all Exhibits, constitutes the complete and exclusive agreement between the Parties relating to the subject matter hereof and cancels and supersedes all previous agreements between the Parties relating thereto, whether written or oral. Furthermore, the terms and conditions contained in this Amendment do not create or represent a precedent for the interpretation of any other agreements that have been or will be executed between the Parties not relation to the subject matter hereof.

All other terms and conditions set forth in the Agreement, not expressly modified by this Amendment, are hereby expressly ratified by the Parties, incorporated by reference and remain in full force and effect. In case of any conflict between this Amendment and the Agreement, this Amendment shall prevail.

If any provision of the Agreement, as amended from time to time, is or becomes void or unenforceable by force or operation of law, the other provisions shall remain valid and enforceable.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered by their duly authorized officers and to be effective as of the Effective Date above written.

By EMBRAER S.A.:	
_____ _____	
Name:	Name:
Title:	Title:

By EVE UAM, LLC.:	
_____ _____	
Name:	Name:
Title:	Title:

By *DUC Hélices Propellers*:	
_____ _____	
Name:	Name:
Title:	Title:

Exhibit 19.1

Eve Holding, Inc.

Insider Trading Policy

Adopted on August 2nd, 2024

In the course of conducting the business of Eve Holding, Inc. (together with its subsidiaries, the "***Company***"), you may come into possession of material information about the Company, Embraer S.A. ("***Embraer***") or other entities that is not available to the investing public (referenced herein as "***material nonpublic information***," as explained in greater detail below). You have a legal and ethical obligation to maintain the confidentiality of material nonpublic information. Generally, it is illegal and a violation of Company policy to trade in securities of the Company, Embraer or other entities, including competitors, while you are in possession of material nonpublic information about the Company, Embraer or that other entity obtained in the course of your position with the Company. Please note that it does not matter that you may have decided to trade before learning the material nonpublic information. It also does not matter that you may have a reason to trade that is based on public information. The federal securities laws do not recognize these mitigating circumstances in determining liability. The Company's Board of Directors has adopted this Insider Trading Policy (the "***Policy***") in order to ensure compliance with the law and to avoid even the appearance of improper conduct by anyone associated with the Company.

I.   PERSONS SUBJECT TO THIS POLICY

The procedures and restrictions set forth in this Policy apply to all Company officers, directors and employees, wherever located, as well as the Company's direct or indirect controlling stockholders. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants, who have access to material nonpublic information. This Policy also applies to family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by the officer, director or employee (collectively, "***Related Insiders***"). In addition to requiring compliance with the letter of the law, the Company's policy also requires compliance with the spirit of the law in order to avoid even the appearance of impropriety. Insider trading can generate significant adverse publicity and thus cause a substantial loss of confidence in the Company and its securities on the part of the public and the securities markets. For additional information regarding post-termination transactions, see section XII of this Policy.

II. TRANSACTIONS SUBJECT TO THIS POLICY

This Policy applies to transactions in common stock, preferred stock, bonds and other debt securities, options to purchase common stock, convertible debentures and warrants of the Company, as well as derivative securities whether or not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company's securities (such securities, collectively, the "***Covered Securities***"). In addition, in the normal course of business, you may come into possession of material nonpublic information concerning the Company or its industry, transactions in which the Company proposes to engage or other entities with which the Company does business. Therefore, the Company has established this Policy with respect to trading in its securities, Embraer's securities or the securities of other companies with which we do business or compete—you may not trade in securities of such a business while you are in possession of material nonpublic information about that business obtained in the course of your position with the Company. See the section VII, "Special Transactions" and section IX, "Prohibited Transactions" for further discussion of certain types of securities and transactions.

To avoid even the appearance of impropriety, additional restrictions on trading Covered Securities apply to directors, officers and certain designated employees who have regular access to material nonpublic information about the Company. These policies are set forth in the Company's Addendum to the Insider Trading Policy, attached hereto (the "***Addendum***"). The Company will notify you if you are subject to the Addendum. The Addendum generally prohibits directors and designated employees from trading in Covered Securities during blackout periods and requires pre-clearance for all transactions in Covered Securities.

III. INDIVIDUAL RESPONSIBILITY

Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any Related Insiders whose transactions are subject to this Policy. Accordingly, you should make your family and household members aware of the need to confer with you before they trade in Covered Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws concerning trading while in possession of material nonpublic information as if the transactions were for your own account.

In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company or any other employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

IV. MATERIAL NONPUBLIC INFORMATION

What is Material Information? Under Company policy and United States laws, information is *material* if:

- there is a substantial likelihood that a reasonable investor would consider the information important in determining whether to trade in a security; or

- the information, if made public, likely would affect the market price of a company's securities.

Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative. Nonpublic information can be material, even with respect to companies that do not have publicly-traded stock, such as those with outstanding bonds.

Depending on the facts and circumstances, information that could be considered material includes, but is not limited to, information pertaining to the following:

- earnings announcements or guidance, or changes to previously released announcements or guidance;

- other unpublished financial results;

- write-downs and additions to reserves for bad debts;

- expansion or curtailment of operations or business disruptions;

- a cybersecurity incident or risk that may adversely impact the Company's business, reputation or share value;

- new inventions or discoveries;

- pending or threatened significant litigation or government action, or the resolution thereof;

- a pending or proposed merger, acquisition, tender offer, joint venture, restructuring or change in assets;

- changes in analyst recommendations or debt ratings;

- events regarding the Company's securities (*e.g.*, defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits, changes in dividends, changes to the rights of securityholders or an offering of additional securities);

2

- changes in control of the Company or extraordinary management developments;

- changes in the Company's pricing or cost structure;

- extraordinary borrowing or capital raising transactions, or other financing transactions out of the ordinary course;

- liquidity problems or impending bankruptcy, corporate restructuring, receivership, or layoffs;

- changes in auditors or auditor notification that the Company may no longer rely on an audit report;

- geographic expansions or contractions;

- key changes in compensation policy;

- development of a significant new product, process, or service;

- the gain or loss of a significant customer or supplier; or

- status of aircraft development, including test-flight, certification and other operational data, regulatory approvals and significant aircraft or service achievements or problems.

What is Nonpublic Information? Information is considered to be nonpublic unless it has been adequately disclosed to the public. This means that the information must be publicly disseminated and sufficient time must have passed for the securities markets to digest the information.

It is important to note that information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. You should presume that information is nonpublic, unless you can point to its official release by the Company in at least one of the following ways:

- publicly available filings with the U.S. Securities and Exchange Commission (the "**SEC**") or securities regulatory authorities;

- issuance of press releases via major newswire, such as PR Newswire, Dow Jones or Reuters; or

- posting the information on the Company's website.

You may not attempt to "beat the market" by trading simultaneously with, or shortly after, the official release of material information. Although there is no fixed period for how long it takes the market to absorb information, out of prudence a person in possession of material nonpublic information should refrain from any trading activity for two full trading days following its official release.

Twenty-Twenty Hindsight. If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how the transaction may be construed in the bright light of hindsight. If you have any questions or uncertainties about this Policy or a proposed transaction, please ask the Company's General Counsel.

V. "TIPPING," COMMENTING AND RUMORS

In addition to trading while in possession of material nonpublic information, it is also illegal and a violation of this Policy to provide such information to another ("***tipping***") who may trade or to advise another to trade on the basis of such information. This Policy applies regardless of whether the person or entity who receives the information, the "tippee," is related to you and regardless of whether you receive any monetary benefit from the tippee.

If you receive or have access to the Company's material nonpublic information, you may not comment on stock price movements or rumors of other corporate developments (including discussions on Internet "chat rooms" or posts) that are of possible significance to the investing public, unless you have been authorized to do so by the Company's General Counsel or otherwise in compliance with the Company's Regulation Fair Disclosure Policy. If you comment on stock price movements or rumors or disclose material nonpublic information to a third party out of compliance with such policy, you must contact the Company's General Counsel immediately.

In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company's affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should refer such inquiries, without comment, to the Company's General Counsel.

VI. OTHER COMPANY SECURITIES

You may not buy or sell securities of another company with which we do business or compete at any time when you have material nonpublic information about that company or have material nonpublic information that could affect the share price of that company. For purposes of this section VI, another company with which we do business or compete may include, without limitation, any of our customers, vendors, suppliers, an acquisition target, our majority shareholder or a company in the same industry, sector or subsector, when that information was obtained as a result of your employment or relationship to the Company.

VII. SPECIAL TRANSACTIONS

The trading restrictions in this Policy do not apply in the case of the following transactions, except as specifically noted:

A. ***Stock Option Plans.*** The trading restrictions in this Policy do not apply to exercises of stock options where no Company common stock is sold in the market to fund the option exercise price or related taxes (*i.e.*, a net exercise or where cash is paid to exercise the option) or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The trading restrictions do apply, however, to subsequent sales of Company common stock received upon the exercise of options in which the proceeds are used to fund the option exercise price (*i.e.*, a cashless exercise of options) or related taxes. In addition, the Company reserves the right to limit or restrict stock option exercises or tax withholdings not made pursuant to standing elections in appropriate circumstances.

B. ***Restricted Stock Awards.*** The trading restrictions in this Policy do not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The trading restrictions do apply, however, to any market sale of the shares underlying restricted stock or restricted stock units.

C. ***Other Similar Transactions.*** Any other purchase of Covered Securities directly from the Company or sales of Covered Securities directly to the Company may be exempted from the trading restrictions of this Policy with approval by the Company's General Counsel or the Company's Board of Directors.

VII.GIFTS OF SECURITIES

Gifts of securities may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization. All gifts of Covered Securities are transactions subject to this Policy and may not be made while the person making the gift is aware of material nonpublic information. If you are subject to the trading restrictions specified in the Addendum, you are required to obtain pre-clearance of any gift of Covered Securities.

IX. PROHIBITED TRANSACTIONS

Due to the heightened legal risk associated with the following transactions, the individuals subject to this Policy may not engage in the following:

A.   ***Publicly-Traded Options.*** You may not trade in options, warrants, puts and calls or similar instruments on Covered Securities. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or other employee is trading based on material nonpublic information and focus a director's, officer's or other employee's attention on short-term performance at the expense of the Company's long-term objectives.

B.   ***Short Sales.*** You may not engage in short sales of Covered Securities. A short sale has occurred if the seller (i) does not own the securities sold or (ii) does own the securities sold, but does not deliver them within 20 days or place them in the mail within 5 days of the sale. Short sales may reduce a seller's incentive to seek to improve the Company's performance and often have the potential to signal to the market that the seller lacks confidence in the Company's prospects.

C.   ***Margin Accounts and Pledges.*** Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Covered Securities, you may not hold Covered Securities in a margin account or otherwise pledge Covered Securities as collateral for a loan.

D.   ***Hedging Transactions.*** You may not engage (directly or indirectly) in hedging transactions, or otherwise engage in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Covered Securities. Hedging transactions include (but are not limited to) collars, equity swaps, exchange funds and prepaid variable forward sale contracts. Hedging transactions may allow a director, officer or other employee to continue to own Covered Securities, but without the full risks and rewards of ownership. This may lead to the director, officer or other employee no longer having the same objectives as the Company's other shareholders.

E.   ***Standing and Limit Orders.*** You may not place standing or limit orders on Covered Securities, unless executed as part of an approved Rule 10b5-1 Plan discussed in Section X of this Policy. Standing and limit orders create heightened risks for insider trading violations because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information.

X. RULE 10B5-1 TRADING PLANS

Notwithstanding the prohibition against insider trading, SEC Rule 10b5-1 provides an affirmative defense against insider trading liability under Rule 10b-5. A person subject to this Policy can rely on this defense and trade in Covered Securities, regardless of their awareness of inside information, if the transaction occurs pursuant to a pre-arranged written trading plan ("***Rule 10b5-1 Plan***") that was entered into when the person was not in possession of material nonpublic information and that complies with the requirements of Rule 10b5-1. Directors and officers[1] (collectively, "***Section 16 Insiders***") subject to Section 16 of the Securities Exchange Act of 1934 (the "***Exchange Act***") should be aware that the Company will be required to make quarterly disclosures regarding all Rule 10b5-1 Plans entered into, amended or terminated by Section 16 Insiders, which disclosure will include the material terms of such plans, other than pricing information.

Anyone subject to this Policy who wishes to enter into a Rule 10b5-1 Plan must submit the Rule 10b5-1 Plan to the Company's General Counsel for its approval at least five business days prior to the planned entry into the Rule 10b5-1 Plan. Rule 10b5-1 Plans may not be adopted by a person when such person is in possession of material nonpublic information about the Company or its securities and must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans).

Once the Rule 10b5-1 Plan is adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. You may amend or replace a Rule 10b5-1 Plan only during periods when trading is permitted in accordance with this Policy, and you must submit any proposed amendment or replacement of a Rule 10b5-1 Plan to the Company's General Counsel for approval prior to adoption. You must provide notice to the Company's General Counsel prior to terminating a Rule 10b5-1 Plan. You should understand that a modification or termination of a Rule 10b5-1 Plan may call into question your good faith in entering into and acting in accordance with the plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations).

XI. REPORTING VIOLATIONS/SEEKING ADVICE

You should refer suspected violations of this Policy to the Company's General Counsel or through the reporting procedures set forth in the Company's Code of Conduct. In addition, if you:

- receive material nonpublic information that you are not authorized to receive or that you do not need to know to perform your employment responsibilities; or

- receive confidential information and are unsure if it is within the definition of material nonpublic information or whether its release might be contrary to a fiduciary or other duty or obligation,

you should not share it with anyone. To seek advice about what to do under those circumstances, you should contact the Company's General Counsel. Consulting your colleagues may have the effect of exacerbating the problem, as containment of the information, until the legal implications of possessing it are determined, is critical.

XII. POST-TERMINATION TRANSACTIONS

This Policy, and the Addendum, continue to apply to transactions in Covered Securities even after a person's service with the Company is terminated. If a person is in possession of material nonpublic information when such person's service terminates, that individual may not trade in Covered Securities until that information has become public or is no longer material. Questions or concerns on whether any continuing nonpublic information remains material should be directed to the Company's General Counsel. Although the pre-clearance procedures specified in the Addendum will cease to apply upon termination of service, individuals subject to a quarterly blackout period at the time of termination of service may not trade in Covered Securities until after the end of such blackout period.

XIII. PENALTIES FOR VIOLATIONS OF THE INSIDER TRADING LAWS AND THIS POLICY

In the United States and many other countries, the personal consequences to you of illegal insider trading can be severe. In addition to injunctive relief, disgorgement and other ancillary remedies, U.S. law empowers the government to seek significant civil penalties against persons found liable of insider trading, including as tippers or tippees. The amount of a penalty could total three times the profits made or losses avoided. The maximum penalty may be assessed even against tippers for the profits made or losses avoided by all tippees, including remote tippees (*i.e.,* others who may have been tipped by the tippee). Further, civil penalties of the greater of $2.5 million or three times the profits made or losses avoided can be imposed on any person who "controls" a person who engages in illegal insider trading.

Criminal penalties may also be assessed for insider trading. Any person who "willfully" violates certain provisions of the U.S. federal securities laws may be fined up to $5 million ($25 million for entities) and/or imprisoned for up to 20 years. Subject to applicable law, Company employees who violate this Policy may also be subject to discipline by the Company, up to and including termination of employment, even if the country or jurisdiction where the conduct took place does not regard it as illegal. Needless to say, a violation of law, or even a governmental or regulatory investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

If you are located or engaged in dealings outside the U.S., be aware that laws regarding insider trading and similar offenses differ from country to country. Employees must abide by the laws in the country where located. However, you are required to comply with this Policy even if local law is less restrictive. If a local law conflicts with this Policy, you must consult the Company's General Counsel.

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1   Officers who are subject to Section 16 include an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer's parent(s) or subsidiaries are deemed officers of the issuer if they perform such policy-making functions for the issuer.

*   *   *

EVE HOLDING, INC.

ADDENDUM TO
INSIDER TRADING POLICY

1. INTRODUCTION

This Addendum explains requirements and procedures, which apply to all directors and officers[2] (collectively, "***Section 16 Insiders***") subject to Section 16 of the Securities Exchange Act of 1934 (the "***Exchange Act***"), as well as certain designated employees of Eve Holding, Inc. (the "***Company***") who have access to material nonpublic information about the Company, and is in addition to and supplements the Company's Insider Trading Policy (the "***Policy***"). The positions of the designated persons subject to this Addendum are listed on attached **Schedule A**. The Company may from time to time designate other individuals who are subject to this Addendum and will amend Schedule A from time to time as necessary to reflect such changes or the resignation or change of status of any individual. Please note that this Addendum applies to all Covered Securities (as defined in the Policy) which you hold or may acquire in the future.

Please read this Addendum carefully. When you have completed your review, please sign the attached acknowledgment form and return it to the Company's General Counsel.

2. PRE-CLEARANCE PROCEDURES

Those subject to this Addendum, as well as their spouses, minor children, adult family members sharing the same household and any other person or entity over whom the individual exercises influence or control over his, her or its securities trading decisions (collectively, "***Related Insiders***"), may not engage in any transaction involving the Company's securities (including the exercise of stock options, gifts, loans, contributions to a trust or any other transfers) without first obtaining pre-clearance of the transaction from the Company's General Counsel. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under federal laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction must be re-requested if the transaction order is not placed within 48 hours of obtaining pre-clearance. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

When requesting pre-clearance, the requestor should carefully consider whether the requestor may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Company's General Counsel. The requestor should also indicate whether the requestor has effected any non-exempt "opposite-way" transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or 5, if applicable. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if advisable, at the time of any sale.

Notwithstanding the foregoing, pre-clearance is not required for any trades made pursuant to a pre-arranged Rule 10b5-1 Plan adopted in accordance with the requirements of the Company's Insider Trading Policy. Pre-clearance is also not required for the "Special Transactions" to which the Policy does not apply, subject to certain exceptions described in section VII of the Policy.

3. BLACKOUT PERIODS

Those individuals subject to this Addendum (and Related Insiders) are subject to the following blackout periods, during which they may not trade in the Company's securities (except by means of pre-arranged Rule 10b5-1 Plans established in compliance with the Policy).

Quarterly Blackout. Because the announcement of the Company's quarterly financial results will almost always have the potential to have a material effect on the market for the Company's securities, you may not trade in the Company's securities during the period beginning on the fifteenth calendar day of the last month of the quarter and ending after the second trading day following the release of the Company's earnings for that quarter.

Interim Earnings Guidance Blackout. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

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2   Officers who are subject to Section 16 include an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer's parent(s) or subsidiaries are deemed officers of the issuer if they perform such policy-making functions for the issuer.

Event-Specific Blackout. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. The existence of an event-specific blackout will not be announced. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company's securities during an event-specific blackout, the Company's General Counsel will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.

Regulation BTR. Directors and officers may also be subject to event-specific blackouts pursuant to the SEC's Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.

<u>NOTE:</u> Even if a blackout period is not in effect, at no time may you trade in Covered Securities if you are in possession of material nonpublic information about the Company (as defined in the Policy). The failure of the Company's General Counsel to notify you of an event-specific blackout will not relieve you of the obligation not to trade while in possession of material nonpublic information.

4. REPORTING AND FORM FILING REQUIREMENTS

Under Section 16(a) of the Exchange Act, directors and officers of the Company, as well as beneficial owners of more than 10% of the outstanding shares of any class of voting Company equity securities registered under Section 12 of the Exchange Act, must file forms with the U.S. Securities and Exchange Commission (the "*SEC*") disclosing their direct and indirect pecuniary interest in most transactions involving the Company's equity securities. In this context, "*equity securities*" of the Company include shares of the classes of equity securities created under the Company's governing documents, such as common stock, as well as any securities (regardless of whether issued by the Company) that are exchangeable for or convertible into, or that derive their value from, an equity security of the Company. These other securities are known as "*derivative securities*," and include options, restricted share units, warrants, convertible securities and stock appreciation rights.

A.   Forms 3, 4 and 5

The Company's Legal Department will assist directors and officers in preparing and filing the following Section 16 reports but each individual director and officer is responsible for the timing and contents of his or her reports:

- **Form 3, Initial Beneficial Ownership Statement.** A person who becomes a director or officer of the Company must file a Form 3 within 10 calendar days of becoming a director or officer, even if such person does not own any Company equity securities at the time. The Form 3 must disclose such person's position and ownership of any Company equity securities as of immediately prior to assuming office.

- **Form 4, Changes of Beneficial Ownership Statement.** As long as a person remains a director or officer, and for up to six months after a person no longer holds such a position with the Company, a Form 4 must be filed with the SEC before 10:00 p.m., Eastern, on the second business day following any transaction by that person, whether directly or indirectly, in Company equity securities. There are exceptions to this requirement for acquisitions from gifts (but not dispositions by gifts) and a very limited class of employee benefit plan transactions.

- **Form 5, Annual Beneficial Ownership Statement.** A Form 5 must be filed with the SEC by any individual who served as a director or officer of the Company during any part of the Company's fiscal year to report:

  –   all reportable transactions in Company equity securities that were specifically eligible for deferred reporting on Form 5;
  –   all transactions that should have been reported during the last fiscal year but were not; and
  –   with respect to an individual's first Form 5, all transactions which should have been reported but were not for the last two fiscal years.

A Form 5 need not be filed if all transactions otherwise reportable have been previously reported. If required, Form 5 must be filed within 45 days after the end of the Company's fiscal year, ***e.g.*, February 14 for calendar-year companies,** or the first business day thereafter. Common types of transactions reportable on Form 5 include acquisitions from gifts (but not dispositions by gifts) and certain acquisitions of less than $10,000 in any six-month period, either of which may be reported on a voluntary basis on any Form 4 filed before the Form 5 is due.

B. Indirect Ownership by Related Insiders

The reports described above must also reflect any indirect ownership by directors and officers, including all holdings and transactions by Related Insiders. This includes changes in ownership by immediate family members living in the director's officer's household and any other person or entity over whom the individual exercises influence or control over his, her or its securities trading decisions. For this purpose, ***"immediate family*"** includes a spouse, children, stepchildren, grandchildren, parents, grandparents, stepparents and siblings, including in-laws and adoptive relationships.

Any questions concerning whether a particular transaction will necessitate filing of one of these Forms, or how or when they should be completed should be asked of the Company's General Counsel, or, if you prefer, your individual legal counsel. *The Company must disclose in its Annual Report on Form 10-K and in its Proxy Statement any delinquent filings of Forms 3, 4 or 5 by directors and officers, and must post on its website, by the end of the business day after filing with the SEC, any Forms 3, 4 and 5 relating to the Company's securities.*

C. Reporting Exemptions for Certain Employee Benefit Plan Transactions

Rule 16b-3 under the Exchange Act provides exemptions for director and officer reporting of certain employee benefit plan events on Forms 4 and 5, including certain routine transactions under tax-conditioned thrift, stock purchase and excess benefit plans.

A transaction that results only in a change in the form of a person's beneficial ownership is also exempt from reporting. An exempt "change in the form of beneficial ownership" would include, for example, a distribution of benefit plan securities to an insider participant where the securities were previously attributable to the insider. Exercises or conversions of derivative securities would not, however, be considered mere changes in beneficial ownership and would be reportable.

The vesting of most stock options, restricted stock and stock appreciation rights is also not subject to the reporting requirements, although related share-withholding transactions, if any, would give rise to Form 4 reporting obligations.

5. SHORT-SWING TRADING PROFITS AND SHORT SALES

A. Short-Swing Trading Profits

In order to discourage directors and officers from profiting through short-term trading transactions in equity securities of the Company, Section 16(b) of the Exchange Act requires that any "short-swing profits" be disgorged to the Company. (This is in addition to the reporting requirements described above.)

"***Short-swing profits*"** are the profits, whether real or notional, that result from any purchase and sale (or sale and purchase) of the Company's equity securities within a six-month period, unless there is an applicable exemption for either transaction. It is important to note that this rule applies to any matched transactions in the Company's securities (including derivative securities), not only a purchase and sale (or sale and purchase) of the same shares, or even of the same class of securities. Furthermore, pursuant to the SEC's rules, profit is determined so as to maximize the amount that the director or officer must disgorge, and this amount may not be offset by any losses realized. "Short-swing profits" may exceed economic profits.

B. Short-Swing Exemptions for Employee Benefit Plan Transactions

As indicated, to come within the short-swing rules, a purchase and sale (or sale and purchase) within any period of less than six months are matched to determine whether a director or officer has realized profit subject to the short-swing profit rule described above, but Rule 16b-3 creates an exemption for, or permits the Company's Board of Directors or a qualifying committee thereof to exempt, certain transactions between (i) a director or officer and (ii) the Company or certain benefit plans sponsored by the Company.

Under this Rule certain transactions involving acquisitions of equity securities under employee benefit plans are not counted as "purchases" for purposes of the short-swing profit rule, provided that the benefit plan meets various statutory requirements.

The Eve Holding, Inc. 2022 Stock Incentive Plan meet these requirements, and therefore an ordinary-course acquisition of equity securities under such plan generally speaking is not treated as a "purchase" subject to the short-swing profit rule.

C. Prohibition Against Short Sales

You may not engage in short sales of Covered Securities. A short sale has occurred if the seller: (a) does not own the securities sold; or (b) does own the securities sold, but does not deliver them within 20 days or place them in the mail within 5 days of the sale. Short sales may reduce a seller's incentive to seek to improve the Company's performance, and often have the potential to signal to the market that the seller lacks confidence in the Company's prospects.

6. LIMITATIONS AND REQUIREMENTS ON RESALES OF THE COMPANY'S SECURITIES

The Securities Act requires that securities may be sold only pursuant to an effective registration statement or an exemption from the registration requirements. Directors and certain officers who are (or were within the prior 90 days) affiliates[3] of the Company and who wish to sell Company securities may seek a "safe harbor" for their sales to establish an exemption from such registration requirements by complying with the conditions of Rule 144 applicable to affiliates. "Securities" under Rule 144 are broadly defined to include all securities, not just equity securities. The Rule 144 safe harbor is available not only to sales of common and preferred stock, but also to sales of bonds, debentures and any other form of security. Affiliates and others who seek to sell securities acquired directly from the Company or a Company affiliate in a series of transactions not involving any public offering may avail themselves of the safe harbor of Rule 144 by complying with the provisions applicable to resales of "restricted securities" (which apply, for affiliates, in addition to, and in conjunction with, the provisions of that Rule applicable to resales by affiliates).

The following summarizes relevant provisions of Rule 144, as they apply to resales by directors and officers seeking to take advantage of the safe harbor:

A. **Current public information. There must be adequate current public information available regarding the Company. This requirement is satisfied only if the Company has filed all reports required by the Exchange Act during the 12 months preceding the sale, other than Form 8-K reports.**

B. **Manner of sale.**[4] **The sale of Company shares by a director or officer must be made in one of the following manners:**

(i) in an open market transaction through a broker at the prevailing market price for no more than the usual and customary brokerage commission;

(ii) to a market maker at the price held out by the market maker; or

(iii) in a riskless principal transaction in which trades are executed at the same price, exclusive of any explicitly disclosed markup or markdown, commission equivalent or other fee, and where the transaction is permitted to be reported as riskless under the rules of a self-regulatory organization.[5]

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3 Rule 144 under the Securities Act defines "affiliate" of an issuer as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer." Generally, any director and some or all of a company's executive officers are presumed to be affiliates.

4 The manner of sale requirements apply only to equity securities. Debt securities are not subject to any manner of sale requirements.

5 A riskless principal transaction is a transaction in which a broker or dealer (i) after having received a customer's order to buy a security, purchases the security as principal in the market to satisfy the order to buy or (ii) after having received a customer's order to sell a security, sells the security as principal to the market to satisfy the order to sell.

Furthermore, the broker may not solicit or arrange for the solicitation of customers to purchase the shares. In addition, your broker likely has its own Rule 144 procedures (and must be involved in transmitting Form 144 (see item 4 below)), so it is important to speak with your broker prior to any sale.

Even if your stock certificates do not contain any restrictive legends, you should inform your broker that you may be considered an affiliate of the Company.

C. **Number of shares which may be sold**.

Equity Securities. The amount of equity securities that a director or officer may sell in a three-month period is limited to the greater of:

(i)   1% of the outstanding shares of the same class of the Company; or

(ii)   the average weekly reported trading volume in the four calendar weeks preceding the transactions.

Debt Securities. The amount of debt securities that a director or officer may sell in a three-month period is limited to the greater of:

(i)   the average weekly reported trading volume in the four calendar weeks preceding the sale; or

(ii)   10% of the principal amount of the tranche of debt securities (or 10% of the class of non-participatory preferred stock).

D. Notice of proposed sale. If the amount of securities proposed to be sold by a director or officer during any three-month period exceeds 5,000 shares or has an expected aggregate sale price in excess of $50,000, the director or officer must file a notice of sale on Form 144 with the SEC, prior to, or concurrently with, the placing of the order to sell securities.

E. Holding periods. Any restricted securities must be held for six months prior to reselling such securities.

In certain situations (*e.g.*, securities acquired through stock dividends, splits, conversions or the net settlement of certain options), "tacking" is permitted, that is, the new securities will be deemed to have been acquired at the same time as the original securities.

7. PENALTIES FOR VIOLATING THE SECURITIES LAWS AND COMPANY POLICY

The seriousness of securities law violations is reflected in the penalties such violations carry. A director's resignation may be sought, or an officer will be subject to possible Company disciplinary action up to and including termination of employment. In addition, both the Company itself and individual directors, officers or employees may be subjected to both criminal and civil liability. These violations may also create negative publicity for the Company.

8. QUESTIONS

Because of the technical nature of some aspects of the federal securities laws, all directors and officers should review this material carefully and contact the Company's General Counsel if at any time (i) you have questions about the Policy, this Addendum or their application to a particular situation; or (ii) you plan to trade in the Company's securities or Embraer's securities, but are unsure as to whether the transaction might be in conflict with the securities laws and/or this Company Policy.

9. ACKNOWLEDGEMENT

All directors, officers and other employees subject to the procedures set forth in this Addendum must acknowledge their understanding of, and intent to comply with, the Company's Insider Trading Policy and this Addendum on the form attached to this Addendum.

*   *   *

SCHEDULE A

Section 16 Insiders
Members of the Board of Directors
Chief Executive Officer
Chief Financial Officer
Chief Technology Officer
General Counsel
Principal Accounting Officer

Other Designated Positions
Vice Presidents
Accounting and Finance
Legal Department
A-3

ACKNOWLEDGMENT FORM

I have read and understand the Company Insider Trading Policy and the Addendum thereto applicable to directors, officers and certain designated employees (collectively, the "***Insider Trading Policy***"). I agree to comply fully with the policies and procedures contained in the Insider Trading Policy and, if applicable, the Addendum thereto, for as long as I am subject to this Policy and the Addendum thereto. If I am an employee of Eve Holding, Inc., I acknowledge that the Insider Trading Policy is a statement of policies and procedures and does not, in any way, constitute an employment contract or an assurance of continued employment.

_____
Printed Name

_____
Signature

_____
Date

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-281021) on Form S-3 and the registration statement (No. 333-269420) on Form S-8 of our report dated March 11, 2025, with respect to the consolidated financial statements of Eve Holding, Inc. and subsidiaries.

/s/ KPMG LLP

Miami, Florida
March 11, 2025

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULES 13A-14(A) AND 15D-14(A) UNDER THE EXCHANGE ACT, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Johann Bordais, certify that:

1. I have reviewed this Annual Report on Form 10-K of Eve Holding, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2025

/s/ Johann Bordais
Johann Bordais
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULES 13A-14(A) AND 15D-14(A) UNDER THE EXCHANGE ACT, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Eduardo Couto, certify that:

1. I have reviewed this Annual Report on Form 10-K of Eve Holding, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2025

/s/ Eduardo Couto

Eduardo Couto
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

In connection with the Annual Report on Form 10-K for the period ended December 31, 2024, as filed by Eve Holding, Inc. with the Securities and Exchange Commission on the date hereof (the "Report"), Johann Bordais, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Eve Holding, Inc.

Date: March 11, 2025

/s/ Johann Bordais
Johann Bordais
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT**

In connection with the Annual Report on Form 10-K for the period ended December 31, 2024, as filed by Eve Holding, Inc. with the Securities and Exchange Commission on the date hereof (the "Report"), Eduardo Couto, Chief Financial Officer, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Eve Holding, Inc.

Date: March 11, 2025

/s/ Eduardo Couto
Eduardo Couto
Chief Financial Officer
(Principal Financial and Accounting Officer)